EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE YEAR ENDED DECEMBER 31, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") most recently issued annual consolidated financial statements for the year ended December 31, 2020 ("Consolidated Financial Statements"). (All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net debt;
•Net free cash flow;
•Average realized price per ounce of gold/silver sold; and
•Average realized price per pound of copper sold.

Reconciliations and descriptions associated with the above performance measures can be found in Section 12: Non-GAAP Performance Measures in this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources can be found in Section 13: Disclosure Controls and Procedures in this MD&A.

MANAGING COVID-19

Since the emergence of the global COVID-19 pandemic, the Company’s crisis response team, the members of which are its senior executives and operational leaders, has taken quick and decisive action to respond to the pandemic during a fluid and fast-moving environment. The Company has adjusted and managed its business effectively during this period, mitigating risks and further advancing opportunities, while ensuring the safety of employees, contractors and host communities.

Although the Company responded rapidly to the COVID-19 pandemic and has been successful in limiting the spread of COVID-19, there have been confirmed employee cases at site and in the communities surrounding the Company's operations. However, with the implementation of monitoring, testing, quarantine and contact tracing protocols, the Company has been able to isolate incidents of infection and limit their spread. Overall, the number of infected persons is not significant at sites and the Company continues to monitor the recoveries of those infected. In the fourth quarter of 2020, the number of employees infected with COVID-19 rose, primarily as a result of increasing cases globally and in the regions where employees reside.
The Company will continue to manage its business in a way that respects, and is mindful of, the impact that COVID-19 has had and could have on local communities. The Company has endeavoured to manage its operations with the safeguarding of individuals at site and in local communities in mind. Numerous protocols have been adopted to ensure that the safety and health of employees and persons in local communities is maintained. The Company has had the assistance of a team of International SOS doctors at all South American sites to review and validate the Company’s COVID-19 protocols. These reviews found that the Company’s operations were doing extremely well in preventing the contagion and spread of COVID-19 at sites. Contributions in communities via employee screening and testing have helped to identify and trace cases near our mine sites, and the Company served an important early warning function in the communities in which it operates. Further, the Company has implemented best-in-class COVID prevention measures in its Toronto and regional offices, which are abiding by recommendations of local public health and government authorities. Staff at office sites are primarily working remotely and the Company expects a phased re-opening of offices once COVID caseloads decline and vaccination rates have increased.

The Company has actively responded to the global COVID-19 pandemic through a variety of means, such as:
•Implementing heightened levels of health screening and where cases are potentially revealed, isolation and support to workers who may have been exposed;
•Donating face masks, hand sanitizer, medical equipment and other critical supplies, and making site medical teams available to support ambulances and local health officials in the communities in which the Company operates;
•Transferring beds and supplies from camps to temporary hospitals, and working alongside local NGOs and small businesses to shift production to manufacturing masks for local community members and employees;
•Working with host communities to develop and implement local crisis management plans;
•Building up the capacity of local health clinics to be able to effectively manage community COVID cases, including the purchase of respirators, testing equipment, computers and other critical equipment;
•Donating, and anticipating to donate, hundreds of thousands of dollars in support of communities moving forward.
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•Creating digital platforms for the company to maintain a dialogue with communities about COVID-19 and other concerns.
•Further, in an effort to improve procedures, protect workers and respond quickly to specific situations, Canadian Malartic installed a COVID-19 screening test laboratory directly at the site were nursing staff collect samples and anyone entering the site may be required to take a screening test.

Yamana commends the remarkable dedication, commitment, professionalism, and compassion of its employees, contractors and suppliers, who have come together in these challenging times to drive success.

For further details on how the Company has actively responded to the global COVID-19 pandemic, please refer to Section 1 Highlights and Relevant Updates - Health, Safety, Environment and Corporate Responsibility.

1.     HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended December 31, 2020 unless otherwise noted

•Strong gold production of 221,659 ounces, following standout performances from Jacobina and Minera Florida. At Jacobina, production reached an all-time high and increased for the seventh consecutive year, and annual production at Minera Florida reached its highest level since 2010 and the second highest total since the mine entered production in 1986, excluding gold production from the reclamation of historic tailings.

•While production was on plan during the fourth quarter, further changes to COVID-19 restrictions were imposed by the Government of Argentina near the end of the year. Such restrictions were particularly stringent during December, impacting production at Cerro Moro. While production at Cerro Moro was below budget, production in the fourth quarter was the highest of the year and production in December was 15,121 GEO, which represents a significant improvement over prior months and quarters. Cerro Moro was also particularly impacted during the year. After the Government of Argentina mandated shutdown in March, the mine resumed operations in early April following the government's declaration of mining an essential service in April. Nonetheless, provincial restrictions over interprovincial travel temporarily extended the length of the operational ramp-up that occurred through the third quarter.

•Above plan silver production of 2,586,662 ounces, underpinned by an exceptionally strong performance from El Peñón, which greatly exceeded plan with mine sequencing favouring mining of higher silver grade zones.

•GEO production of 255,361 ounces in line with plan.

•Full year production(ii) of 901,155 GEO, including 779,810 ounces of gold and 10,365,662 ounces of silver, exceeded original guidance for the year of 890,000 GEO, and was within the plus or minus three per cent variance range of the Company's revised guidance. GEO production for the year at Jacobina, El Peñón, Canadian Malartic, and Minera Florida were all well above plan. The entire difference was attributable to further changes to COVID-19 restrictions imposed in Argentina near the end of the year which impacted production at Cerro Moro.

•Full year unitary total cost of sales, cash costs(i) and AISC(i) were $1,151, $701 and $1,080 respectively, which were modestly higher than previously forecast, mostly impacted by lower production at Cerro Moro, resulting from the re-imposition of national safety measures in Argentina in December. The Company had also anticipated that more production from Barnat at Canadian Malartic would be classified as commercial production, and as costs for such production were expected to be lower than the Company's average, overall costs would have been positively impacted. With more pre-commercial production from Barnat, costs were not positively impacted, but the margin generated from Barnat’s pre-commercial production was treated as a reduction to expansionary capital. This significant cash flow benefit resulted in the reduction of expansionary capital for the year by a further $14 million compared with plan. The net results of the modestly higher costs and lower expansionary capital was neutral, and consequently had little impact to overall generation of cash flows for the year.

•Mine operating earnings of $364.3 million, which increased by $268.9 million or 282%, in relation to the comparative prior year quarter. The increase is related the strong precious metal price environment, strong operational performances despite the impact of COVID-19 in the current year, and a net gross impairment reversal of $191.0 million taken in the fourth quarter of 2020, as noted in the Other Financial Updates section below.

•Net earnings of $103.0 million or $0.11 per share basic and diluted, compared to $14.6 million or $0.02 per share basic and diluted for the three months ended December 31, 2019. Adjusting items of $4.7 million, that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, increased earnings for the current period. Adjustments in the current period include $9.2 million of costs incurred in association with COVID-19-related temporary suspensions, standby and other incremental costs at certain operations. For a complete list of adjustments, refer to Section 3: Review of Financial Results.

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•Strong cash flows from operating activities of $181.5 million and cash flows from operating activities before net change in working capital(i) of $207.4 million reflect the impact of strong precious metal prices and the positive impact of foreign exchange on the costs of the Company. Cash flows from operating activities are at multi-year highs, which include periods with considerably more production from mines that have since been divested or discontinued.

•The Company generated net free cash flow(i) of $118.9 million, comparable to net free cash flow(i) of $123.2 million in the comparative prior year quarter, despite a reduction of sales predominantly attributable to production exceeding sales for the quarter, driven largely by strong gross margins, along with lower interest and other finance expenses in the period associated with lower levels of long term debt.

•To ensure consistency of, and prospects for cash flows, the Company compares cash flows in a particular quarter with the average of cash flows in the preceding three quarters. This measure is looked at on a rolling basis quarter over quarter. Continuing with a recent trend, cash flows from operating activities and net free cash flow(i) for the quarter exceeded the averages of such cash flows for the preceding three quarters by 25% and 6% respectively, thereby further demonstrating the strength and resilience of the cash flow generation capacity of the Company.

•As at December 31, 2020, the Company had cash and cash equivalents of $651.2 million. Cash balances include cash acquired on the integration of the Agua Rica project with the Minera Alumbrera plant and infrastructure in the fourth quarter of 2020 ("MARA Project"), with a December 31, 2020 balance of $223.1 million, which is available for utilization by the MARA Project. The remainder of the cash balance of $428.1 million, along with further liquidity and incoming cash flows, is sufficient to fully manage the Company's business and available for the Company's capital allocation objectives. This includes, but is not limited to obligations related to the Jacobina plant expansions, development of the Odyssey underground project at Canadian Malartic, generative exploration, and further financial position improvements, while having excess funds to dedicate to possible other opportunities and dividend increases.

•The Company has achieved its financial management objective of a leverage ratio of net debt to EBITDA(i) of below 1.0x when assuming a bottom-of-cycle gold price of $1,350 per ounce, underscoring the Company’s significant financial flexibility and best-in-class financial position. Net debt(i) decreased by $53.4 million in the quarter to $565.7 million, which advances the Company's objective of achieving a positive net cash(i) position, which is now well ahead of schedule. As expected and planned, capital expenditures during the fourth quarter were higher than the third quarter as the result of timing delays caused by COVID-19, and interest was paid, as payments customarily occur in the second and fourth quarters. Further, a working capital outflow occurred due to the timing delays of collection of recoverable indirect tax credits, payments associated with prepaid expenditures and advances, and an inventory buildup due to production exceeding sales that will normalize in 2021. The Company's next scheduled debt repayment is in 2022 which is expected to be repaid in full rather than refinanced.

•Increased gold mineral reserves and mineral resources, with further details as follows:
◦Replacement of mineral reserve depletion on a consolidated basis for Yamana Mines
▪Jacobina added approximately 300,000 ounces of mineral reserves, net of depletion. Average mineral reserve grade has modestly decreased as a result of parallel reefs at lower grades that are considered economical to mine. Operational costs will consequently not be affected by the change in reserve grade.
▪At Canadian Malartic, an optimized design of the Barnat pit resulted in an increase in gold mineral reserves, which significantly reduced depletion resulting from production. On a 50% basis, while 325,000 ounces of mineral reserves were depleted through production, the optimized pit design resulted in an increase of approximately 150,000 ounces. This, combined with other small additions, resulted in net depletion of only 175,000 ounces. This allows for approximately half a year of additional mine life from the open pit operation.
▪For El Peñón, the mineral reserve increase more than offset depletion for the third consecutive year. Mineral resources are comprised of multiple veins at different grades. The Company plans to draw into inventory higher conviction mineral resources from veins which are at mineral reserve grade and close to the existing mine. The Company notes an increase in mineral reserve grade from 2019, highlighting that new ounces are being converted to mineral reserves at higher than average mineral reserve grade.
▪At Cerro Moro, mineral reserves changed due to 2020 depletion and adjustments to the geological models. Higher grade intercepts at depth at Zoe and Escondida late in the year are not included in the year-end mineral reserves and mineral resources but will be followed up with drilling in 2021, along with targets that can add to a potential heap leach inventory.
◦Significant increase in mineral resources
▪Notable increase in East Gouldie at Canadian Malartic of 1.84 million ounces (at 50%) of inferred mineral resources.
◦Further, through the acquisition of the Wasamac property, discussed in Strategic Developments, the Company has been able to increase its mineral reserves and mineral resources at a very advantageous purchase price.
◦Lastly, the Company's proportionate interest in the MARA Project inventory, which has generally been shown outside of the Company's subtotals, has been added to inventory as at December 31, 2020, given its
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advanced stage and the completion of the integration of the Agua Rica project and Minera Alumbrera plant and infrastructure.

•Following impressive technical study results obtained in early February of 2021, the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic, with first production from the Odyssey South deposit expected in 2023. The technical study outlined robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. Whereas the Company had originally considered a production platform conservatively in the range of 450,000 ounces per year, the mine now supports an expected increased annual gold production of 500,000 to 600,000 ounces on a 100% basis. Further extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. A NI 43-101 technical report for the Canadian Malartic operation is expected to be filed in March 2021 and will include a summary of the Odyssey underground project. Please refer to Strategic Developments, Construction Developments and Advanced Stage Projects for further details.

•Combined with modest near to mid-term capital requirements for the Company, the substantive improvement in financial position has provided the flexibility to continue returning capital to shareholders through measured and sustainable dividend increases. As such, On October 7, 2020, the Company increased its annual dividend by a further 50% to $0.105 per share, for shareholders of record at the close of business on December 31, 2020. At the new rate, the dividend will be 425% higher than the rate just 18 months ago. The Company had previously established a policy of representing the dividend on a per GEO basis, with the objective of maintaining the dividend of between $50 to $100 per GEO, and this increase positions the dividend at the high end of the range, at $100 per ounce. In the quarter, the Company modified its dividend policy such that it will no longer provide a range for its dividend on a per GEO basis, with future dividend increases above the new floor of $100 per GEO based entirely on the cash flow and cash generation capacity of the Company. As its cash flows and cash balances increase, its dividend will rise correspondingly as a percentage of cash flows and commensurate with increasing cash balances from cash flows and sources that supplement cash flows. With current levels of cash on hand, the Company would have sufficient available funds to fund its business and pay the new current dividend for several years independently of gold price. For further information on the Company's approach to maximizing cash returns to shareholders, refer to Section 2: Core Business, Strategy and Outlook.

•On October 23, 2020, the outstanding $100.0 million of the Company's $750.0 million credit facility was repaid, following strong third quarter operational results, and increased liquidity and financial flexibility. This follows the repayment of the initial $100.0 million in June, of the $200.0 million drawn during the first quarter of 2020 as a precaution due to the uncertainty around COVID-19.

•During the fourth quarter, the Company announced a further 50% increase to its annual dividend to $0.105 per share, driven by strong free cash flow generation.

•The Company balances two additional capital allocation priorities in addition to paying, maintaining and increasing dividends, which are financial management and pursuing and funding growth. In the context of growth, the Company pursues growth that is measured and consistent with the Company’s size, scale and financial resources. Opportunities for growth should meet the Company's minimum requirements that they should be funded through internal resources, meet minimum return levels that well exceed cost of capital and be of a specific size. In terms of size, opportunities should have mineral reserves and resources of at least 1.5 million ounces, which the Company considers large enough to support a mine plan with annual gold production of approximately 150,000 ounces for at least eight years. The Company does not categorize opportunities based on their size alone nor tier assets into various categories. The objective is to deliver robust returns, significant cash flows and accelerated payback. While the Company has a large portfolio of prospective and advancing exploration and development opportunities that will provide it with measured growth, as an extension of the strategy, the Company will consider the acquisition of earlier stage exploration and development opportunities, particularly where the Company can provide added value either through its regional presence, expertise or both. For full details on the Company's investment strategy, please refer to Section 2: Core Business, Strategy and Outlook.

•As a continuation of Yamana’s climate change actions, the Company has formally adopted a climate strategy, approved by the Board of Directors, to demonstrate the Company’s commitment to the transition to a low-carbon future. The strategy is underpinned by adoption of two targets: a 2°C science-based target (“SBT”) and an aspirational net-zero 2050 target. The targets are supported by foundational work to be performed in 2021 to establish a multi-disciplinary Climate Working Group, determine our emissions baseline, develop the Greenhouse Gas (“GHG”) abatement pathways required to achieve the 2°C SBT and establish preliminary, operations-specific roadmaps that describe abatement projects, estimated costs and schedules. These actions will help ensure that our long-range GHG reduction efforts are supported by practical and operationally focused short, medium and long-term actions to achieve the targets.

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Other Financial Updates

•Significant events having a non-cash accounting impact during the fourth quarter, that are not reflective of ongoing operations, include a positive impact related to a gross net impairment reversal of $191.0 million before tax, or $37.6 million after tax. The Company believes that its overall net asset value is also further enhanced by the acquisition of Wasamac and by the MARA Project, both discussed under the Strategic Development section of this MD&A. The impact of the aforementioned net impairment reversal is as follows (Refer to Section 3: Review of Financial Results of this MD&A for additional details):
◦An impairment reversal of $560.0 million in respect of El Peñón, which generated a $173.7 million deferred income tax expense, for a total net gain of 386.3 million.
◦An impairment of $369.0 million in respect of Cerro Moro, which generated a $20.0 million deferred income tax recovery, for a total net loss of $348.7 million.

Strategic Developments, Construction Developments and Advanced Stage Projects:

•MARA Project Integration
◦On December 17, 2020, the Company completed the project integration with Glencore International AG and Newmont Corporation and a new partnership was formed to manage, develop and operate the project. The development will be pursuant to the plan contemplated in the agreement and by the partners, and the Agua Rica project will be developed and operated using the existing infrastructure and facilities of Alumbrera in the Catamarca Province of Argentina. Going forward, the integrated project will be known as the MARA Project.
◦Under the agreement, Yamana, as the sole owner of Agua Rica, and the partners of Alumbrera have created a new Joint Venture pursuant to which Yamana holds a controlling ownership interest in the MARA Project at 56.25%. Glencore holds a 25.00% interest and Newmont holds an 18.75% interest. Yamana will be the operator of the Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, and completion of the Feasibility Study and Environmental Impact Assessment for the MARA Project.
◦A MARA Project Joint Venture Technical Committee ("Technical Committee") has been formed and is comprised of representatives of the three companies. The Technical Committee is now advancing a full Feasibility Study of the Integrated Project, with updated mineral reserve, production and project cost estimates. COVID-19 introduced uncertainty into the timeline relating to the completion of the Feasibility Study, mainly due to environmental permit approvals and field work, although as the permit process is well advanced, work preparation has begun in anticipation of receiving necessary authorizations in normal course. Despite the aforementioned delays, Feasibility Study work is ongoing and key technical results are expected during 2021. While the Company continues to advance the Feasibility Study, it notes that a considerable amount of information in the Pre-Feasibility Study is already at Feasibility Study level mostly as a result of the Integration Transaction. The full Feasibility report and EIA completion are expected in 2022.

•Acquisition of Wasamac Property and Camflo Property and Mill (Acquisition of Monarch Gold)
◦On January 21, 2021 the Company completed the acquisition of the Wasamac property and the Camflo property and mill through the acquisition of all of the outstanding shares of Monarch Gold not owned by Yamana. Yamana previously announced that it had entered into a definitive agreement with Monarch Gold on November 2, 2020 to acquire the properties under a plan of arrangement. In connection with the plan of arrangement, Monarch completed a spin-out to its shareholders, through a newly-formed company, of its other mineral properties and certain other assets and liabilities of Monarch.
◦Under the terms of the Transaction, Monarch shareholders received the following per Monarch share: 0.0376 of a Yamana share; C$0.192 in cash; and 0.2 of a share of Monarch Mining. Yamana issued 11,608,195 Yamana Shares and paid approximately C$59.3 million in cash, for total consideration of approximately C$136.1 million. Yamana’s consideration on close represented a value paid for the Wasamac asset of under $67 per ounce of mineral reserves and under $42 per ounce of mineral resources, based on mineral reserves and mineral resources in the feasibility study noted below and net of Yamana’s existing Monarch interest in Wasamac.
◦The Wasamac project further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi region, where Yamana has deep operational and technical expertise and experience. The geological characteristics of the Wasamac ore body suggest it holds the potential to be an underground mine with the same scale, grade, production, and costs as Yamana’s successful Jacobina mine, and possesses many parallels to the underground project at Canadian Malartic. The Wasamac project consists of a single, continuous shear zone with a consistent grade distribution and wide mining widths, making it amenable to simple, productive, and cost efficient underground bulk mining methods. The deposit has existing proven and probable mineral reserves of 1.8 million ounces of gold at 2.56 grams per tonne. Mineral resources and mineral reserves are supported by a Feasibility Study completed by Monarch in 2018 which outlined a 6,000 tonnes per day ("tpd") operation with average gold production of 160,000 ounces per year. Costs are expected to be at the lower end of the Company’s profile, providing an improvement to consolidated costs.
◦There remains excellent potential for significant future exploration success and mineral resource conversion, with the Wasamac deposit remaining open at depth and along strike. The Company will target increasing the mineral inventory and perform optimizations to further enhance the project’s value, advance engineering, and de-risk execution. Yamana plans to commence an exploration and infill drilling campaign and other studies to refine and
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expand upon the potential of Wasamac and its development alternatives, with an update on these plans to be provided by the third quarter of 2021.
◦Prior to closing the acquisition of Wasamac, in late 2020 the Company began the process of opening a regional office in the Abitibi region, and hiring personnel to manage the permitting process and related studies to update the feasibility study.

•Jacobina Optimization Project
◦The Phase 1 optimization project, whose objective was to stabilize throughput at a sustainable 6,500 tpd, was completed in June of 2020 and the project has exceeded expectations. The Company has identified opportunities to further optimize the results and recoveries achieved in Phase 1 with a modest investment. Consequently, works commenced in the third quarter for the expansion of the gravity concentration circuit, with commissioning scheduled for mid-2021, with an objective to optimize gold recovery at the higher throughput rate.
◦In addition to the incremental optimization of Phase 1, the Company is advancing the Phase 2 expansion at Jacobina, for an increase in throughput to 8,500 tpd. The Company is currently in the engineering phase, with permitting underway. Included in the mine's expansionary budget in 2021 of $29.0 million, is approximately $18.0 million for the procurement of long-lead items and expansionary development to support the higher throughput to the mill. The throughput increase will be achieved through the installation of an additional grinding line and incremental upgrades to the crushing and gravity circuits. The Phase 2 expansion is expected to increase annual gold production to approximately 230,000 ounces per year, representing a 28% increase from current levels, reduce costs, and generate significantly more cash flow and attractive returns. The Company expects to provide an update regarding capex and development schedule in mid-2021 once studies are finalized to conclude permitting. The Company anticipates that the updated capital costs will not exceed the previously estimated and disclosed $57 million, and it has already begun to incur these costs for long-lead time items. The estimated capital costs of $57 million had been based on an assumed BRL:USD rate of 4.0. The BRL:USD foreign exchange rates are currently higher at over 5.0, and consequently, the Company anticipates that the weaker rates will provide capital cost and operating cost benefits.
◦Separately, Jacobina is studying the installation of a backfill plant to allow up to 2,000 tpd of tailings to be deposited in underground voids. Preliminary results indicate that the project has the potential to improve the way in which the Company manages the environment and environmental impact, extend the life of the existing tailings storage facility consequently decreasing future capital investment intensity, and improve mining recovery resulting in an increased conversion of mineral resources to mineral reserves. The placement of backfill in empty stopes would allow for greater recovery of mineralized pillars that otherwise would have been left behind to ensure ground stability. Backfill in strategic higher grade zones would increase mineral reserves with the recovery of those mineralized pillars. The Company is advancing the backfill project to a feasibility study, to be completed in early 2021.
◦Lastly, the Company has also begun a conceptual study on a Phase 3 expansion, which would increase throughput to 10,000 tpd, utilize the third grinding line, while expanding crushing and leaching circuits and adding additional mining equipment and infrastructure.

•Canadian Malartic Underground Construction Decision
◦During the fourth quarter, the Company continued to advance studies related to the underground project at Canadian Malartic, which consists of the East Gouldie, Odyssey, and East Malartic zones (collectively known as the Odyssey project).
◦Following impressive technical study results obtained in early February of 2021, the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic, with first production from the Odyssey South deposit expected in 2023. The technical study outlined robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. Whereas the Company had originally considered a production platform conservatively in the range of 450,000 ounces per year, the mine now supports an expected increased annual gold production of 500,000 to 600,000 ounces on a 100% basis. Further extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. A NI 43-101 technical report for the Canadian Malartic operation is expected to be filed in March 2021 and will include a summary of the Odyssey underground project.
◦On a 100% basis, initial expansionary capital of $1.14 billion is expected to be spent over a period of eight years, with capital requirements in any given year manageable and fully funded using the Company's cash on hand and free cash flow generation. Additionally, other growth capital expenditures and modest sustaining capital during the construction period total $191.4 million. Gold production during the 2021 to 2028 construction period is expected at 932,000 ounces (on a 100% basis) at cash costs of $800 per ounce. The net proceeds from the sale of these ounces would significantly reduce the external cash requirements for the construction of the project which, assuming the gold price used in the financial analysis for the project, would reduce the projected capital requirements in half. On a 100% basis, average annual payable production is expected to be approximately 545,400 ounces from 2029 to 2039 with total cash costs per ounce of approximately $630 per ounce. Sustaining capital from 2029 to 2039 is expected to average approximately $55.8 million per year.
◦Construction of surface infrastructure and the portal in preparation for development of the ramp started in August of 2020. The Company and its partner completed the construction of the mine office and surface facilities in the fourth quarter, to support the development, and further advanced the development of the exploration ramp into
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Odyssey and East Malartic. The exploration ramp is designed with the purpose of mining their respective upper zones and providing further exploration access to allow tighter drill spacing to further define the mineral resource base, along with headframe construction and shaft sinking. The new ramp will also provide the ability to carry out bulk sampling of 40,000 tonnes of mineralization. The budget for the ramp is C$15.25 million for 2021 on a 50% basis. Development of the exploration ramp is anticipated to take approximately two years to complete, with the first drilling platform will be established in the third quarter of 2021.
◦A 2.3 kilometre geotechnical hole in the shaft area has been completed, and detailed engineering has begun in relation to the shaft and headframe. The shaft is envisioned as a 6.4-metre diameter, 1.8 kilometre deep shaft with a hoisting capacity of approximately 20,000 tpd. As noted, the Company’s current expectation is that production from Odyssey South will begin in 2023 from the ramp, while the Company sinks the shaft to East Gouldie, with a goal to start production from East Gouldie in 2027.

For full details on the aforementioned updates, please refer to Section 5: Construction, Development and Other Initiatives.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 12: Non-GAAP Performance Measures.
(ii)Included in the year ended December 31, 2020 gold production includes 18,929 of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties.

OPERATING

Fourth quarter GEO production of 255,361 ounces exceeded plan and was comparable to prior year production of 256,288 ounces. Catalysts included standout gold production performances from Jacobina and Minera Florida and strong silver production performance from El Peñón, all of which exceeded plan. Production was on plan until changes to COVID-19 restrictions imposed in Argentina near the end of the year, and in particular in the second half of December, impacted production at Cerro Moro. Cerro Moro production was impacted by the ongoing mobilization challenges. GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 76.82 for the three months ended December 31, 2020, and 85.54 for the three months ended December 31, 2019. GEO calculations are based on an average realized gold to silver price ratio for the relevant period.

Fourth quarter unitary total cost of sales and cash costs(iii) were $1,131 and $675 respectively, relatively consistent with $1,117 and $656 in the comparative 2019 period. AISC(iii) for the three months ended December 31, 2020 were $1,076 per GEO sold, compared to $1,011 per GEO sold in the comparative period.

Fourth quarter costs were predominantly impacted by lower production, as a result of COVID-19 challenges primarily at Cerro Moro, due to safety-related measures in place at the mine during December, which reduced production compared to expectation and caused cost inefficiencies. Furthermore, fourth quarter consolidated sustaining capital increased as expected as the result of timing delays caused by COVID-19, and represented roughly one third of the total annual spend, which resulted in an increase in AISC(iii). The higher planned capital expenditures per ounce were partially offset by strong performances from Jacobina and Minera Florida. Further, costs were positively impacted by foreign exchange as a result of the Brazilian Real, Argentina Peso, and Chilean Peso being weaker against the US Dollar during the three months ended December 31, 2020, compared to the same quarter of 2019.

Full year GEO production was 901,155, following strong gold production performances from Malartic, Jacobina and Minera Florida, and silver production performance from El Peñón which greatly exceeded plan. GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 88.86 for the year ended December 31, 2020, and 86.02 for the year ended December 31, 2019. GEO calculations are based on an average realized gold to silver price ratio for the relevant period.

Full year unitary total cost of sales, cash costs(iii) and AISC(iii) were $1,151, $701 and $1,080 respectively, mostly impacted by lower production at Cerro Moro, resulting from the re-imposition of national safety measures in Argentina in December. The Company had also anticipated that more production from Barnat at Canadian Malartic would be classified as commercial production, and as costs for such production were expected to be lower than the Company's average, overall costs would have been positively impacted. With more pre-commercial production from Barnat, costs were not positively impacted, but the margin generated from Barnat’s pre-commercial production was treated as a reduction to expansionary capital. This significant cash flow benefit resulted in the reduction of expansionary capital for the year by a further $14 million compared with plan. The net results of the modestly higher costs and lower expansionary capital was neutral, and consequently had little impact to overall generation of cash flows for the year.

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	For the three months ended December 31,		For the year ended December 31,
	2020	2019	2020	2019
GEO
Production (i)(ii)	255,361	256,288	901,155	972,143
Sales (i)(ii)	246,955	257,904	876,520	990,005
Per GEO sold data (ii)(iii)
Total cost of sales (iv)	$1,131	$1,117	$1,151	$1,143
Cash costs (iii)	$675	$656	$701	$679
AISC (iii)	$1,076	$1,011	$1,080	$999

Gold and silver production for the quarter was as follows:

	For the three months ended December 31,		For the year ended December 31,
	2020	2019	2020	2019
Gold
Production (ounces) (i)(ii)	221,659	221,595	779,810	848,029
Sales (ounces) (i)(ii)	213,439	223,593	754,970	862,130
Per ounce data
Revenue	$1,875	$1,486	$1,777	$1,392
Average Realized Price (iii)(v)	$1,875	$1,484	$1,777	$1,387
Average market price (vi)	$1,873	$1,480	$1,770	$1,392
Silver
Production (ounces)	2,586,662	2,967,867	10,365,662	10,640,156
Sales (ounces) (vii)	2,563,166	2,935,673	10,382,086	11,009,552
Per ounce data
Revenue	$24.02	$17.55	$21.11	$16.39
Average Realized Price (iii)(v)	$24.02	$17.50	$20.93	$16.26
Average market price (vi)	$24.39	$17.31	$20.51	$16.20
(i)Included in the gold production figure for the year ended December 31, 2020 is 18,929 of pre-commercial production ounces (3,137 pre-commercial production ounces are included in the three months and year ended December 31, 2019), related to the Company's 50% interest in the Canadian Malartic mine's Barnat pit which achieved commercial production on September 30, 2020. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties, captured as expansionary capital expenditures.
(ii)Comparative period GEO and gold figures exclude contributions from the Chapada mine, which was divested in July 2019. Production for the year ended December 31, 2019 excludes 52,311 ounces. Sales figures for the three months and year ended December 31, 2019 exclude (161) and 49,578 ounces, respectively, net of quantity adjustments.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 12: Non-GAAP Performance Measures.
(iv)Cost of sales consists of the sum of 'cost of sales excluding Depletion, Depreciation and Amortization' ("DDA") plus DDA.
(v)Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.
(vi)Source of information: Bloomberg.
(vii)Included in the three months and year ended December 31, 2020 silver sales ounces are 268,620 and 1,001,135 ounces, respectively, delivered under the silver streaming arrangement (2019: 300,000 and 844,200, respectively).

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

Health, safety, environment and community relations ("HSEC") programs are integrated into all our operations, development projects, and exploration programs. Yamana recognizes the importance of striving to meet and exceed its HSEC responsibility the objectives and the role these efforts have in delivering on the overall objective of creating value for all stakeholders.

The Company has actively responded to the global COVID-19 pandemic, demonstrating the Company's commitment to environment, social and governance ("ESG") excellence in action and resilience. Consistent with its mission to mine precious metals profitably and responsibly, the Company is prepared to forego production as a way to safeguard its efforts to promote health, safety and well-being of its workforce and host communities.

The Company activated its crisis response team in the early phases of the COVID-19 outbreak, the members of which are the senior executives and operational leaders, to ensure it was in a position to take quick and decisive action in what remains a fluid and fast-moving environment. Some of the decisions and actions undertaken include:

•Restricting all employee travel and shifting to remote work arrangements at corporate and regional offices.
•Restricting visitors to the Company's mines.
•Increased screening procedures, including questionnaires, temperature checks and the use of COVID testing methodologies, for anyone seeking entry into a mine.
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•Mandatory social distancing, including staggered meal times and shift changeovers to minimize the flow of people and facilitate rigorous social distancing.
•Increased cleaning and disinfecting procedures at all mines and offices.
•Increased support staff at on-site medical clinics at the Company's mines as a precautionary measure.
•Regular communications with medical experts and government authorities in every country where Yamana operates to ensure the proper precautions are in place to protect the health and safety of its employees, families, and host communities.
•Regular and active discussions with employees and union representatives to ensure they have input into health and safety precautions being implemented and that these measures and the reasons for them are well understood.
•Development of a detailed plan for a phased return to the Corporate and Regional offices.
•Working with host communities to develop and implement local crisis management plans.

Although the Company responded rapidly to the COVID-19 pandemic and has been successful in limiting the spread of COVID-19, there have been confirmed employee cases at site and in the communities surrounding the Company's operations. However, with the implementation of monitoring, testing, quarantine and contact tracing protocols, the Company has been able to isolate incidents of infection and limit their spread. The protocols implemented by the Company included contact tracing which allow each operation to rapidly identify any persons who may have come into contact with an individual who may have been infected, and to isolate and quarantine those persons, thereby limiting the spread of the infection. The individuals and those who have been in contact with the confirmed cases are then placed in in self-isolation. If at any point the Company determines that continuing operations poses an increased risk to its workforce or host communities, the Company will reduce operational activities up to and including care and maintenance and management of critical safety and environmental activities and systems. While the number of persons in quarantine has not been significant, representing only a small portion of the workforce as aforementioned, everyone initially infected has recovered. In the fourth quarter of 2020, the number of employees infected with COVID-19 rose, primarily as a result of increasing cases globally and in the regions where employees reside.

Yamana has been deeply committed to supporting its host communities throughout the COVID-19 crisis, with a wide range of initiatives including, but not limited to, the donation of thousands of facemasks, hand sanitizers, medical equipment and other critical supplies. In Chile and Brazil, the Company has made site medical teams and/or ambulances available to support local health officials fighting COVID-19 on the front lines. In Argentina, the Company is working with officials to transfer more than 80 beds and other supplies from the Cerro Moro camp to a temporary hospital, which has been established as a contingency for treating any future local COVID-19 patients. And in Brazil, the Company has worked with local NGOs and small businesses to help shift their production from clothing to production of masks for employees and local community members. In Canada, Yamana has donated $150,000 to St. Joseph’s Hospital for their COVID-19 efforts, as well as $20,000 to each of Foodbanks Canada and Conquer COVID-19 Canada. In addition, Canadian Malartic has donated a sum of $30,000 to various community organizations focusing on food aid and other support services for community members. These are just a few examples of the efforts that the Company and its operations are making to support the communities where it operates, with hundreds of thousands of dollars being allocated to the setting up of support funds for communities in the coming weeks and months. Overall, the Company has contributed more than $1 million dollars to community-related COVID initiatives.

As a continuation of Yamana’s climate change actions, the Company has formally adopted a climate strategy, approved by the Board of Directors, to demonstrate the Company’s commitment to the transition to a low-carbon future. The strategy is underpinned by adoption of two targets: a 2°C science-based target (“SBT”) and an aspirational net-zero 2050 target. The targets are supported by foundational work to be performed in 2021 to establish a multi-disciplinary Climate Working Group, determine our emissions baseline, develop the Greenhouse Gas (“GHG”) abatement pathways required to achieve the 2°C SBT and establish preliminary, operations-specific roadmaps that describe abatement projects, estimated costs and schedules. These actions will help ensure that our long-range GHG reduction efforts are supported by practical and operationally focused short, medium and long-term actions to achieve the targets.

Other recent highlights relating to HSEC are as follows:

•The Company's Total Recordable Injury Rate was 0.49(i) for the full year 2020, representing a 14% decrease from the 2019 result.
•Canadian Malartic installed a third-party COVID-19 testing lab, allowing the site to test employees and contractors prior to their entry. The lab is staffed by trained individuals and is fully operational 7 days a week.
•The Company’s Jacobina operation was named “Mining Company of the Year” in the Precious Metals category by Brasil Mineral Magazine.
•The Company successfully completed its Year 1 implementation objectives associated with the World Gold Council’s Responsible Gold Mining Principles.
•The Company successfully completed its the Year 1 implementation objectives associated with the Mining Association of Canada’s Towards Sustainable Mining Framework.

(i)Calculated on 200,000 exposure hours basis including employees and contractors.

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FINANCIAL

For the three months ended December 31, 2020

Net earnings for the three months ended December 31, 2020 were $103.0 million or $0.11 per share basic and diluted, compared to net earnings of $14.6 million or $0.02 per share basic and diluted for the three months ended December 31, 2019. Earnings for the three months ended December 31, 2020 were positively impacted by $4.7 million of items that management believes may not be reflective of current and ongoing operations and which may be used to adjust or reconcile input models in consensus estimates. Significant and unusual adjusting items in the quarter include:

•A $191.0 million pre-tax gain due to net impairment reversals at the Company's mining properties as of December 31, 2020;
•A $3.0 million gain on the partial sale of an investment in an associate;
•A $21.9 million loss on the revaluation of the Company's monetary assets and liabilities, owing to movements in local currencies in multiple jurisdictions where the Company operates;
•A $3.4 million loss on the mark-to-market of the Company's outstanding equity instruments related to share-based payments in association with Performance Share Units and Deferred Share Units, resulting from an increase in share price;
•An $9.2 million expense, representing costs incurred by the Company as a result of COVID-19-related temporary suspensions, standby or reductions at certain operations, and direct incremental costs associated with operating under COVID-19 related restrictions. Costs were incurred predominantly at Cerro Moro due to government imposed restrictions on activity, and also in Chile and Brazil due to health authority regulations for temporary workforce reductions, and/or to promote social distancing;
•$1.8 million of non-cash tax losses on unrealized foreign exchange gains and $163.9 million of tax losses on non-routine transactions and adjustments, including on the aforementioned net impairment reversals.

For a full listing of reconciling items between net earnings and adjusted net earnings for the current and comparative period, refer to Section 3: Review of Financial Results.

The aforementioned $9.2 million in COVID-19 related costs can be divided into two major categories:

•Temporary suspension and standby costs, including those associated with placing certain mines in care and maintenance and subsequent ramp-up of those operations, and the underutilization of labour and contractors in relation to the pre-COVID mine plans, and
•Other incremental costs resulting from COVID-19 including community support, additional personal protective equipment acquisitions, higher transportation costs and overtime costs resulting from lower headcount levels on site to accommodate social distancing.

COVID-19 costs are disclosed as part of mine operating earnings as temporary suspension, standby and other incremental COVID-19 costs. The Company anticipates that suspension and standby costs will be minimized prospectively. With increasing numbers of the population receiving the vaccine, we would expect to see increasing immunity and decreasing caseloads, allowing for gradual easing our COVID-related controls, associated costs toward the second half of 2021. The breakdown of the expenditures incurred during the quarter are as follows:

For the three months ended December 31, 2020 (In millions of US Dollars; unless otherwise noted)	Temporary suspension and standby costs	Other incremental COVID-19 costs	Total
Canadian Malartic	$—	$0.8	$0.8
Jacobina	—	0.5	$0.5
Cerro Moro	1.2	3.5	$4.7
El Peñón	0.3	1.7	$2.0
Minera Florida	0.7	0.5	$1.2
Total	$2.2	$7.0	$9.2

Despite the aforementioned temporary suspension, standby, and other incremental COVID-19 costs, mine operating earnings increased by $268.9 million or 282% in the three months ended December 31, 2020 compared to the same quarter last year, primarily due to a net impairment reversal of $191.0 million, combined with a strong precious metal price environment and the strong operating performances from Jacobina and Minera Florida. Excluding the net impairment reversal, mine operating earnings increased by $77.9 million. For detailed analysis on individual mines refer to Section 4: Operating Segments Performance.

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For the year ended December 31, 2020

Net earnings for the year ended December 31, 2020 were $203.7 million or $0.21 per share basic and diluted, compared to net earnings of $225.6 million or $0.24 per share basic and diluted for the year ended December 31, 2019.

Earnings for the year ended December 31, 2020 were negatively impacted by $107.6 million of items that management believes may not be reflective of current and ongoing operations and which may be used to adjust or reconcile input models in consensus estimates. Significant adjusting items in the year ended December 31, 2020 include:

•A $191.0 million pre-tax gain due to net impairment reversals at the Company's mining properties;
•A $21.3 million gain recorded on the discontinuation of the equity method upon the Leagold-Equinox merger;
•A $1.4 million gain on the Company's investments;
•A $21.6 million loss on the revaluation of the Company's monetary assets and liabilities, owing to movements in local currencies in multiple jurisdictions where the Company operates;
•A $31.5 million loss on the mark-to-market of the Company's outstanding equity instruments related to share-based payments;
•A $40.5 million expense, representing costs incurred by the Company as a result of COVID-19 related temporary suspension or reductions at certain operations, and direct incremental costs associated with operating under COVID-19 related restrictions. Costs were incurred predominantly at Cerro Moro and Canadian Malartic due to government imposed restrictions on activity, and also in Chile and Brazil due to health authority regulations for temporary workforce reductions, and/or to promote social distancing;
•$52.8 million of non-cash tax losses on unrealized foreign exchange losses and $183.6 million of tax losses on non-routine transactions and adjustments, including on the aforementioned net impairment reversals.

For a full listing of reconciling items between net earnings and adjusted net earnings for the current and comparative period, refer to Section 3: Review of Financial Results.

COVID-19 costs are disclosed as part of mine operating earnings as temporary suspension, standby and other incremental COVID-19 costs. The Company anticipates that suspension and standby costs will be minimized prospectively. With increasing numbers of the population receiving the vaccine, we would expect to see increasing immunity and decreasing caseloads, allowing for gradual easing our COVID-related controls, associated costs toward the second half of 2021. The breakdown of the expenditures incurred during the year ended December 31, 2020 are as follows:

For the year ended December 31, 2020 (In millions of US Dollars; unless otherwise noted)	Temporary suspension and standby costs	Other incremental COVID-19 costs	Total
Canadian Malartic	$1.9	$2.6	$4.5
Jacobina	0.4	1.6	$2.0
Cerro Moro	10.4	8.8	$19.2
El Peñón	1.6	5.4	$7.0
Minera Florida	4.1	3.6	$7.7
Other Regional Costs	—	0.1	$0.1
Total	$18.4	$22.1	$40.5

Mine operating earnings for the year ended December 31, 2020 were $702.4 million, representing an increase of $344.7 million or 96% over the same period in 2019, primarily due to a gross net impairment reversal of $191.0 million, combined with the strong performances from Jacobina, El Peñón, Canadian Malartic and Florida, and strong precious metal prices, despite the aforementioned temporary suspension, standby, and other incremental COVID-19 costs. Additionally the comparative period had a contribution of $104.2 million from Chapada (divested in July 2019). For detailed analysis on individual mines please refer to Section 4: Operating Segments Performance.

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Summary of Financial Results

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars; unless otherwise noted)	2020	2019	2020	2019
Revenue	$461.8	$383.8	$1,561.0	$1,612.2
Cost of sales excluding DDA	(166.8)	(169.4)	(614.1)	(782.8)
Gross margin excluding DDA	$295.0	$214.4	$946.9	$829.4
Depletion, depreciation and amortization ("DDA")	(112.5)	(119.0)	(395.0)	(471.7)
Net Impairment reversal of mining properties	191.0	—	191.0	—
Temporary suspension, standby and other incremental COVID-19 costs	(9.2)	—	(40.5)	—
Mine operating earnings	$364.3	$95.4	$702.4	$357.7
General and administrative	(23.4)	(19.3)	(85.9)	(79.4)
Exploration and evaluation	(6.0)	(3.3)	(15.1)	(10.3)
Share of loss of associates	—	(0.3)	(1.0)	(16.3)
Other operating (expenses) income, net	(1.5)	(5.6)	(14.6)	222.4
Operating earnings	$333.4	$66.9	$585.8	$474.1
Finance costs	(19.3)	(21.6)	(77.0)	(144.2)
Other costs, net	(21.6)	(3.5)	(18.7)	(19.6)
Net earnings before income taxes	$292.5	$41.9	$490.1	$310.3
Income tax expense, net	(189.5)	(27.3)	(286.5)	(84.7)
Net earnings	$103.0	$14.6	$203.6	$225.6
Per share data
Earnings per share - basic and diluted	$0.11	$0.02	$0.21	$0.24
Dividends declared per share	$0.0263	$0.0100	$0.072	$0.030
Dividends paid per share	$0.0175	$0.0100	$0.056	$0.025
Weighted average number of common shares outstanding (thousands)
Basic	952,435	950,433	951,818	950,266
Diluted	954,565	952,315	953,846	951,924
Cash flows (i)
Cash flows from operating activities	$181.5	$201.7	$617.8	$521.8
Cash flows from operating activities before net change in working capital (ii)	$207.4	$176.6	$688.7	$590.5
Cash flows from (used in) investing activities	$136.3	$(96.4)	$51.4	$432.0
Cash flows used in financing activities	$(141.0)	$(46.9)	$(175.9)	$(892.5)
Net free cash flow (ii)	$118.9	$123.2	$455.7	$321.5
(i)For further information on the Company's liquidity and cash flow position, refer to Section 8: Financial Condition and Liquidity.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 12: Non-GAAP Performance Measures.

Balance Sheet and Liquidity

As at December 31, 2020, the Company had cash and cash equivalents of $651.2 million and available credit of $750.0 million, for total available liquidity of $1,401.2 million. Cash balances include cash acquired on the integration of the Agua Rica project with the Minera Alumbrera plant and infrastructure in the fourth quarter of 2020, with a December 31, 2020 balance of $223.1 million.

As at, (In millions of US Dollars)	December 31, 2020	December 31, 2019
Total assets	$8,422.9	$7,117.2
Total long-term liabilities	$2,808.6	$2,489.0
Total equity	$5,172.2	$4,219.9
Working capital (i)	$476.2	$(6.7)
Cash and cash equivalents	$651.2	$158.8
Debt (current and long-term)	$993.8	$1,047.9
Net debt (ii)	$565.7	$889.1
(i)Working capital is defined as the excess of current assets over current liabilities, which includes assets and liabilities classified as held for sale when applicable.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 12: Non-GAAP Performance Measures.
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Capital Expenditures

For the three months ended December 31,	2020	2019	2020	2019	2020	2019	2020	2019
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total
Canadian Malartic (i)	$18.6	$13.5	$5.1	$9.8	$7.0	$0.1	$30.7	$23.4
Jacobina	5.4	8.2	4.8	6.9	2.0	2.7	$12.2	$17.8
Cerro Moro	9.0	11.9	4.4	2.6	3.5	3.8	$16.9	$18.3
El Peñón	9.9	7.6	0.5	0.3	4.7	2.8	$15.1	$10.7
Minera Florida	4.4	3.7	9.1	2.9	1.8	2.3	$15.3	$8.9
Other (ii)	0.5	1.7	2.5	2.8	2.0	2.2	$5.0	$6.7
Total	$47.8	$46.6	$26.4	$25.3	$21.0	$13.9	$95.2	$85.8

For the year ended December 31,	2020	2019	2020	2019	2020	2019	2020	2019
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total
Canadian Malartic (i)	$52.5	$45.1	$12.2	$36.5	$10.1	$1.0	$74.8	$82.6
Jacobina	21.6	24.5	15.8	30.7	6.0	6.5	$43.4	$61.7
Cerro Moro	29.5	23.5	6.9	3.7	12.5	16.2	$48.9	$43.4
El Peñón	31.4	30.8	0.5	0.8	15.9	18.1	$47.8	$49.7
Minera Florida	12.6	13.1	19.9	11.7	7.0	9.5	$39.5	$34.3
Other (ii)	1.7	29.7	11.5	21.2	6.1	9.1	$19.3	$60.0
	$149.3	$166.7	$66.8	$104.6	$57.6	$60.4	$273.7	$331.7
(i)Canadian Malartic's Barnat pit had pre-commercial production ounce revenues and costs of sales capitalized to mineral properties against expansionary capital expenditures for the 2020 and 2019 periods.
(ii)Included in Other for the comparative period are capital expenditures relating to Chapada, which was disclosed separately in the comparative period.

The margin generated from Barnat’s pre-commercial production was treated as a reduction to expansionary capital. This significant cash flow benefit resulted in the reduction of expansionary capital for the year by a further $14 million compared with plan.

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (“Yamana” or the “Company”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. Yamana has a strong 10-year base case outlook with a sustainable production platform of 1 million GEO per year through 2030. Production will be underpinned by continued operational success at the Company’s existing operations, which have consistently replaced mineral reserves above depletion. For further details please refer to the 10-Year Outlook section.

The Company is listed on the Toronto Stock Exchange (trading symbol "YRI"), the New York Stock Exchange (trading symbol "AUY"), and the London Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Jacobina mine in Brazil, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Cerro Moro mine in Argentina. On January 21, 2021 the Company completed the acquisition of the Wasamac property, a high-quality project with a significant mineral reserve and mineral resource base and excellent potential for further expansion, adding to Yamana’s pipeline of organic opportunities, significantly enhancing the Company’s future growth prospects. Following the finalization of the integration agreement in the fourth quarter of 2020, the Company also owns a 56.25% interest in the MARA Project, a large-scale copper, gold, silver and molybdenum project located in the province of Catamarca, Argentina. For full details on the MARA Project integration agreement, please refer to Section 5: Construction, Development and Other Initiatives.

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Over the years, the Company has grown and generated value through strategic acquisitions and portfolio optimizations, and by pursuing organic growth to increase cash flows and unlock value at existing mines and development assets. Looking ahead, the Company’s primary objectives include the following:

•Continued focus on the Company’s operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and key performance objectives in Health, Safety, Environment and Community Relations and Development or ESG. Underpinning this performance is our "One Team, One Goal: Zero" vision, which reflects the Company's commitment to zero harm to employees, the environment and host communities near its operations.

•Increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties. The Company does not rely exclusively on proven and probable mineral reserves at any point to determine mine life as that would undervalue and misrepresent the potential of its operations. Similarly, the Company does not rely solely on a reserve life index to the exclusion of other measures to determine mine life, as the Company believes there are other factors that determine mine life. Where possible, the Company endeavours to increase mineral reserves early on, although the Company recognizes that often it is more cost effective and technically efficient to progressively extend mine life as, and when, mine development is advancing. This is particularly true for underground mines and prospects. The Company believes that to rely exclusively at any given point on proven and probable mineral reserves does not give sufficient allowance for discovery of new mineral resources, history of conversion of mineral resources to mineral reserves and exploration potential. This is particularly true for El Peñón and Minera Florida for which the Company gives considerable allowance for mine life that is well in excess of mineral reserves, given the aforementioned factors of new discovery of mineral resources, historical conversion of mineral resources to mineral reserves and significant exploration potential. This will likely be true for the underground at Canadian Malartic, which today carries substantial mineral resources and not mineral reserves. Additionally, the underground at Canadian Malartic has significant potential to extend its mine life considerably.

•Maximizing the overall value of the Company as an enterprise, cash flows and free cash flows, and cash returns on invested capital, first on producing and then non-producing assets:
◦Within the producing portfolio, attention remains focused on per share measures related to the growth and quality of mineral reserves and mineral resources for mine life extensions and scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flows.

•Maximizing cash returns to shareholders through sustainable dividends, which will also be reported as dividends per GEO produced, resulting from disciplined management of financial resources and capital allocation:
◦The Company has employed a gradual and progressive approach to dividend increases as the Company’s cash balances continue to increase from free cash flow, and successful and continuing initiatives to monetize its portfolio of non-producing assets and financial instruments;
◦The Company modified its dividend policy such that it will no longer provide a range for its dividend on a per GEO basis, with future dividend increases above the new floor of $100 per GEO based entirely on the cash flow and cash generation capacity of the Company. As its cash flows and cash balances increase, its dividend will rise correspondingly as a percentage of cash flows and commensurate with increasing cash balances from cash flows and sources that supplement cash flows;
◦Consistent with its dividend policy and sustainability objectives, the Company has sufficient cash reserves on hand to support payment of the dividend at the increased level for three years. The cash reserve fund provides the Company with the flexibility to pay the dividend at the new floor for an extended period even in a bottom of cycle gold price environment;
◦The Company will continue to engage regularly with investors to ensure it is maintaining an optimal balance between the amount payable and dividend sustainability;
◦Following the Company's initial capital spending and development phase from 2003 to 2006, the Company has consistently paid dividends since 2007. As of the date of this MD&A, dividends have aggregated to nearly $1 billion paid over 13 years.

•Consistently optimize the Company's financial position to create financial flexibility, allowing the Company to execute on its business plan and increase shareholder value. The Company successfully improved its financial flexibility with the repayment of:
◦2020: $56.0 million in senior notes issued in March 2012;
◦2019: $415.0 million in senior notes issued in March 2012 and June 2013 on a pro rata basis and indebtedness under the Company’s senior notes issued in June 2014 and December 2017; and
◦2019: $385.0 million of indebtedness under the revolving credit facility.

•Advancing the Company’s generative exploration program for the next generation of Yamana Mines:
◦Advance the Company’s most advanced exploration projects;
◦Pursue exploration and drilling programs at highly-prospective, early stage projects in the Company’s existing portfolio.
◦Expand the Company’s exploration portfolio through evaluations and targeted land acquisition
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•For strategic assets in the portfolio, the focus is to assess the best path for creation of value for shareholders, including advancing the projects through exploration, technical/financial reviews, studies and optimizations, permitting and community engagement, and/or considering strategic alternatives to realize returns from the these strategic assets. This may include developing the assets through a joint venture or other strategic arrangements, or through monetization, such as the recently accomplished successful sale of the royalty portfolio and subsequent partial sale of Nomad shares, the sale of Equinox shares, and the JV for its Suyai Project in Argentina.

•Advancement of the MARA Project, and along with our partners, determining the merits of the advancement of the Suyai Project. Please refer to Section 5: Construction, Development and Other Initiatives for further details on the status and advancement plans for these assets.

Investment and Exploration Strategy

A further primary objective of the Company, although one with an intermediate to longer-term time horizon, is the advancement of its generative exploration program. The Company has an extensive exploration portfolio with well-defined exploration prospects and organic growth opportunities in all jurisdictions, with more advanced opportunities in Canada and Brazil. The objective of the generative exploration program is to advance at least one project to achieve mineral reserve and mineral resource inventories of at least 1.5 million ounces which the Company considers large enough to support a mine plan with annual gold production of approximately 150,000 ounces for at least eight years.

The Company is continuously reviewing its capital allocation strategy, and exploring options for funding such projects that do not draw on free cash flows. Funding strategies include, but are not limited to, proceeds from the monetization of non-cash producing assets or non-core assets that do not meet the Company's precious metal and scale requirements and, where applicable, flow-through funding arrangements. Funds are allocated to develop promising internal opportunities for organic growth through exploration and provide long term growth.

To assess these opportunities, the Company relies on an experienced local exploration team that operates in its established jurisdictions and other favourable districts in North and South America.

Every project in the generative exploration program has had some drilling, with some projects more advanced than others. At Lavra Velha in Brazil and Monument Bay in Canada, the Company has identified mineral resources in various categories. In the case of Monument Bay, the Company is further advancing the project with internal technical and economic assessments considering the project as an underground mine rather than an open pit mine. While resources would be reduced from current levels, this would be an economically attractive alternative with lower required capital investment (due to the higher investment required to develop a large tonnage, low grade, open pit mine), a reduced environmental footprint and significant exploration potential for increases in mineral resources down plunge and in satellite surface areas. A new high- grade geological model is being evaluated while several well-defined high-grade zones along a 4 kilometre strike length of the deposit have been identified. An expansion drill program on these targets is planned to begin this year and extend into next year. For more details, please refer to Section 7: Exploration.

The Company will also, from time to time, make investments in prospective advancing exploration and more advanced prospects where it can provide value-added guidance either from the Company's exploration or technical services groups.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities should be funded through internal resources, meet minimum return levels that well exceed cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

10-Year Outlook

Robust exploration results are expected to drive incremental production growth at Minera Florida, which has a low-cost opportunity to increase capacity at its existing processing plant. The long-term strategy at Minera Florida is to increase monthly throughput from 74,500 tonnes per month ("tpm") to 100,000 tpm with a corresponding production increase of up to 120,000 ounces of gold per year at AISC below $1,000 per ounce.

At El Peñón, which recently completed its twenty-first year of production, the Company has a high degree of confidence that it will continue to replace mineral reserves through new discoveries and infill drilling on several major veins, thereby maintaining mine life visibility for at least another 10 years. The operation is targeting annual production of 260,000 GEO at AISC below $900
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per GEO, with the production increase to be supported by the mine’s existing processing capacity of up to 4,200 tpd and no additional capital spending required. The mine's outlook is fully supported by mineral reserves and mineral resources. Mineral resources are comprised of multiple veins at different grades. The Company plans to draw into inventory higher conviction mineral resources from veins which are at mineral reserve grade and close to the existing mine. The Company notes an increase in mineral reserve grade from 2019, highlighting that new ounces being converted to mineral reserves are higher than average mineral reserve grade. Moreover, the Company continues to make new discoveries of mineral inferred ounces that are also at better grades, as noted by an increase in mineral resource grade.

The base case assumes continuing exploration success at Cerro Moro, which will support a mine life extension and heap leaching operation. The Company is investing in exploration drilling on its large mine property and surrounding area, which together exceed 300,000 hectares, with efforts currently focusing on both the core mine area and new mineralized zones close to existing mineral reserves. Significant mineralization has been identified at below current mineral reserve cut-off grades that could potentially be mined economically using lower-cost heap leach processing that would occur in parallel with the existing processing plant.

The base case also includes the Canadian Malartic underground project, which represents the next evolution for Canada’s largest gold mine. First production is expected in 2023 from the Odyssey South zone with the Upper East Gouldie zone expected to come online in 2027. The most recent underground mineral resource for the project, which was published in February 2020, showed more than 10 million ounces of gold (100% basis), including 9,596,000 ounces of inferred mineral resources (100% basis) and 830,000 ounces of indicated mineral resources (100% basis). In the interim, exploration results have been exceptional, improving economics and increasing confidence that the underground project will be a multi-hundred thousand ounce annual producer for decades. Following positive preliminary economic assessment results, obtained in early February of 2021, the Company and its partner made a construction decision of the Odyssey project at Canadian Malartic, with first production from the Odyssey South deposit expected in 2023.

The base case scenario also includes the Jacobina Phase 2 expansion, which will increase throughput to 8,500 tpd and raise annual production to 230,000 ounces, a 28% increase from current levels. In addition, the Company plans to implement a Phase 3 expansion at Jacobina which, for a modest cost, would increase throughput to 10,000 tpd without the need for additional grinding capacity and raise annual production to 270,000 ounces by approximately 2027.

The Company is well-positioned to fund all exploration, expansions, projects and opportunities identified in its guidance and decade-long outlook using available cash and cash flow from operations. Based on current forecasts, annual expansionary capital expenditures are expected to be in the range of $100 million and $125 million, on average, over the next four years, the result of which is that the Company will be well-positioned to manage all its capital allocation priorities, objectives and plans, including payment and increases in dividends. The Company forecasts that it should be able to sustain its dividend at the current rate even if the price of gold were to decline to significantly lower levels, and should be able to support and increase its dividend at the current price of gold as its cash balances increase. The Company notes that in addition to its cash balances and cash flows, it also has interests in securities, instruments and assets that can and, over time, will likely be monetized, which will further increase cash balances for redeployment to the Company’s capital allocation priorities, objectives and plans.

Upside Case

The Company’s upside case is for annual production to trend above 1 million GEO by mid-decade, reaching 1.2 million GEO by approximately 2028. The upside case is underpinned primarily by the newly acquired Wasamac project—a future underground mine located in Quebec’s Abitibi region just 100 kilometres away from Canadian Malartic. The project, which is expected to enter production in 2025, currently has a mineral reserve base of 1.8 million ounces of gold. Based on the 2018 Feasibility Study conducted by Wasamac’s previous owner, Monarch Gold, production is projected at 160,000 ounces of gold per year. Costs are expected to be at the lower end of the Company’s profile, providing an improvement to consolidated costs. Yamana believes there is considerable upside for future exploration success and mineral resource conversion, with the deposit remaining open at depth and along strike. The Company will target increasing the mineral inventory and perform optimizations to enhance the project’s value, advance engineering, and de-risk execution, leveraging the Company’s technical expertise and adhering to its disciplined capital approach.

Additional Long-Term Upside

The Company has a number of compelling development and exploration stage projects in its pipeline with the potential to drive significant long-term production upside towards the end of the current decade and beyond. These include the MARA Project, one of the largest copper-gold projects in the world; the Suyai Project, a large gold project in Chubut Province, Argentina, that is projected to reach production of up to 250,000 ounces annually in its first eight years; and a number of advanced exploration projects in the Company’s generative exploration program, including Lavra Velha, Monument Bay, Jacobina Norte, and Borborema. Assuming just two of these projects, MARA Project and Suyai, are constructed within the next 10 years, annual production would almost double.

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2021 - 2023 Production Guidance

The following table presents the Company's total gold, silver and gold equivalent ounces ("GEO") production expectations in 2021, 2022 and 2023. Actual production for the year-ended December 31, 2020 includes comparative operations, which comprise those mines in the Company's portfolio as of December 31, 2020. The Company notes that it guides on GEO production and costs based on a particular assumption of gold and silver prices. Although underlying gold and silver production does not change with the fluctuation in gold and silver prices, the change in the GEO ratio from such fluctuations may result in a different GEO production than that guided.

The production profile for 2021 to 2023 shows sequential growth in gold production. Several growth opportunities are available, and in the near and medium-term the Company remains focused on optimizing the existing portfolio of five operating mines while also advancing studies for various expansion projects and longer term development assets.

Production guidance for 2021 is slightly below the Company's guidance for 2021 from last year, entirely related to Cerro Moro. A more conservative production risk adjustment has been applied to Cerro Moro during 2021 to reflect the continued impact of Covid-19 related restrictions, as experienced in December. Costs for the mine have also been commensurately risk-adjusted.

The Company expects to continue its established trend of delivering stronger production in the second half of the year, with approximately 53% of production slated for the second half, along with quarterly sequential increases in production.

The Company looks at production within a normal range of +/- 3%, and the guidance values reflect both the mid-point and the range for the 2021-2023 period. With improved mine plans, the Company is also providing its maiden three-year guidance by mine as follows:

(000's ounces)	2020 Actual	2021 Guidance		2022 Guidance		2023 Guidance
		Mid-Point	Range	Mid-Point	Range	Mid-Point	Range
Total gold production (i)(ii)	780	862	836 - 888	870	844 - 896	889	862 - 916
Total silver production	10,366	10,000	9,700 - 10,300	9,400	9,118 - 9,682	8,000	7,760 - 8,240
Total GEO production (i)(ii)	901	1,000	970 - 1,030	1,000	970 - 1,030	1,000	970 - 1,030
(i)Included in full year 2020 production figures are 18,929 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit.
(ii)GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 88.86 for 2020, and a ratio of 72.00 for 2021, 2022 and 2023.

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The following table presents mine-by-mine production results for Yamana Mines for 2020 and updates guidance provided on January 25, 2021, as the Company is now providing mine-by-mine guidance for the next three years:

(000's ounces)	Gold
	2020 Actual	2021 Guidance		2022 Guidance		2023 Guidance
		Mid-Point	Range	Mid-Point	Range	Mid-Point	Range
Canadian Malartic (50%) (i)	284	350	340 - 361	330	320 - 340	350	340 - 361
Jacobina	178	175	170 - 180	180	175 - 186	185	179 - 191
Cerro Moro	67	90	87 - 93	100	97 - 103	90	87 - 93
El Peñón	161	160	155 - 165	165	160 - 170	165	160 - 170
Minera Florida	90	87	84 - 90	95	92 - 98	99	96 - 102
Total	780	862	836 - 889	870	844 - 897	889	862 - 916

(000's ounces)	Silver
	2020 Actual	2021 Guidance		2022 Guidance		2023 Guidance
		Mid-Point	Range	Mid-Point	Range	Mid-Point	Range
Cerro Moro	5,449	5,500	5,335 - 5,665	5,000	4,850 - 5,150	3,500	3,395 - 3,605
El Peñón	4,917	4,500	4,365 - 4,635	4,400	4,268 - 4,532	4,500	4,365 - 4,635
Total	10,366	10,000	9,700 - 10,300	9,400	9,118 - 9,682	8,000	7,760 - 8,240

(000's ounces)	GEO
	2020 Actual	2021 Guidance		2022 Guidance		2023 Guidance
		Mid-Point	Range	Mid-Point	Range	Mid-Point	Range
Canadian Malartic (50%) (i)	284	350	340 - 361	330	320 - 340	350	340 - 361
Jacobina	178	175	170 - 180	180	175 - 186	185	179 - 191
Cerro Moro	132	166	161 - 171	169	164 - 174	138	134 - 142
El Peñón	217	222	215 - 229	226	219 - 233	228	221 - 235
Minera Florida	90	87	84 - 90	95	92 - 98	99	96 - 102
Total	901	1,000	970 - 1,030	1,000	970 - 1,030	1,000	970 - 1,030

Cost Outlook

The Company anticipates that it will continue to incur some costs in relation to COVID-19 in the near future. Current expectation of pandemic related costs is that those costs will continue to be incurred during the first half of the year and begin to decrease in the second half of the year with a rollout of vaccinations expected in most countries in which the Company operates. With increasing numbers of the population receiving the vaccine, we would expect to see increasing immunity and decreasing caseloads, allowing for gradual easing of our COVID related controls and associated costs toward the second half of 2021 as noted. Total costs are expected to not exceed approximately $20 million for the year. Similar to 2020, COVID-19 costs are disclosed as part of mine operating earnings as temporary suspension, standby and other incremental COVID-19 costs and are excluded from cash costs and AISC.

The expected decline in COVID-19 costs throughout the upcoming year also corresponds to the Company’s customary lower second half of the year costs, associated with higher production levels.

The following table presents cost of sales, cash costs and AISC results in 2020 and guidance ranges for 2021.
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(In US Dollars)	Total cost of sales per GEO sold		Cash costs per GEO sold (ii)		AISC per GEO sold (ii) (iii)
	2020 Actual	2021 Guidance	2020 Actual	2021 Guidance	2020 Actual	2021 Guidance
Canadian Malartic (50%) (i)	$1,207	$1,100-1,145	$702	$635-675	$945	$850-885
Jacobina	$844	$850-885	$544	$565-600	$746	$735-765
Cerro Moro	$1,513	$1,450-1,510	$868	$790-835	$1,280	$1,175-1,225
El Peñón	$980	$1,140-1,180	$657	$620-660	$922	$835-870
Minera Florida	$1,366	$1,170-1,220	$862	$740-785	$1,152	$1,065-1,105
Total	$1,151	$1,140-1,190	$701	$655-695	$1,080	$980-1,020
(i)Included in full year 2020 production figures are 18,929 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had the corresponding revenues and cost of sales capitalized to mineral properties.
(ii)A cautionary note regarding non-GAAP financial measures and additional subtotals in financial statements are included in Section 12: Non-GAAP Performance Measures of this MD&A.
(iii)Mine site AISC includes cash costs, mine site general and administrative expense, sustaining capital, capitalized exploration and expensed exploration. Consolidated AISC incorporates additional non-mine site costs including corporate general and administrative expense.

The following table presents expansionary capital, sustaining capital, and total exploration spend results for 2020 and expectations by mine for 2021:

	Expansionary capital		Sustaining capital		Total exploration
(In millions of US Dollars)	2020 Actual	2021 Guidance	2020 Actual	2021 Guidance	2020 Actual	2021 Guidance
Canadian Malartic (50%) (i)	$12.2	$63.0	$52.5	$73.0	$10.1	$15.0
Jacobina	15.8	29.0	21.6	19.0	6.0	12.0
Cerro Moro	6.9	1.0	29.5	40.0	12.5	18.0
El Peñón	0.5	1.0	31.4	31.0	15.9	18.0
Minera Florida	19.9	17.0	12.6	19.0	7.0	11.0
MARA	8.0	15.0	—	—	—	—
Wasamac	—	5.0	—	—	—	11.0
Other capital	3.5	1.0	1.7	1.0	—	—
Generative exploration (expensed)	—	—	—	—	15.1	18.0
Other exploration and overhead	—	—	—	—	6.1	7.0
Total	$66.8	$132.0	$149.3	$183.0	$72.7	$110.0
(i)2021 guided Expansionary Capital has been revised to reflect the positive construction decision on Odyssey at Canadian Malartic.

Approximately 70% of the Company’s expected exploration spend is capital in nature.

Capital expenditure values for 2021 do not include the cost to add to long-term ore stockpile balances at Canadian Malartic. These costs are estimated at $15.0 million for 2021 compared to $5.9 million for 2020, both on a 50% basis.
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The following table presents other expenditure results in 2020 and expectations for 2021:

(In millions of US Dollars)	2020 Actual	2021 Guidance
Total DDA	$395.0	$470.0-500.0
Cash based G&A	$65.8	$72.0
Cash income taxes paid (i)	$99.3	$180.0-200.0
(i)2021 guidance is based on $1,800 gold price and $25.00 silver price as per guidance assumption table below    .
Cash taxes paid consider payments made in relation to withholding tax and prior years, as in certain jurisdictions, final payments related to a fiscal year’s taxes are settled in the next fiscal year.

Guidance Assumptions

Key assumptions, in relation to the above guidance, are presented in the table below.

	2020 Actual (i)	2021 Guidance
GEO Ratio	88.86	72.00
Gold	$1,770	$1,800
Silver	$20.51	$25.00
USD-CAD	1.34	1.28
USD-BRL	5.16	5.25
USD-CLP	792.17	725.00
USD-ARS	70.65	108.00
(i)Metal prices and exchange rates shown in the table above are the average metal prices and exchange rates for the year ended December 31, 2020.

MINE BY MINE NEAR-TERM OUTLOOK

Canadian Malartic (50%)

Canadian Malartic exceeded its revised 2020 guidance, producing 284,317 ounces of gold. Production last year was impacted by COVID-19 related restrictions on mining in Quebec and is forecast to increase in 2021 to 350,000 ounces, with AISC projected to decline to $850-$885 per ounce from $945 per ounce in 2020. Mining is transitioning from the Canadian Malartic pit to the Barnat pit, which is now in commercial production, and 70% of the total tonnes mined in 2021 are expected to come from Barnat. The Canadian Malartic pit will be depleted in the first half of 2023, and waste rock and tailings will be deposited into the pit beginning in 2023.

The operation continues to advance the underground project, which consists of the East Gouldie, Odyssey, and East Malartic zones, (collectively known as the Odyssey project). Key development milestones over the next three years include the development of a ramp into the Odyssey, East Malartic, and East Gouldie zones, which will allow for tighter definition drilling to further expand the mineral resource base, along with headframe construction and shaft sinking. First production from Odyssey is expected in 2023. These milestones are included in the production and cost outlooks provided above.

Jacobina

The Jacobina mine continues to be a standout performer, consistently exceeding expectations. Production in 2021 is forecast to be in a similar range to the all-time high recorded in 2020 at low AISC of $735-$765 per ounce. The operation exceeded the targeted throughput rate of 6,500 tpd for the Phase 1 expansion, and it continues to identify and implement additional processing plant optimizations to further increase throughput, improve recoveries, and reduce costs. Beyond further optimizations, the Feasibility Study for Jacobina’s Phase 2 expansion plans to increase throughput to 8,500 tpd and raise annual production to 230,000 ounces remains on track for mid-2021.

In a separate initiative, Jacobina is evaluating the installation of a backfill plant that would allow up to 2,000 tpd of tailings to be deposited in underground voids. In addition to reducing the mine’s environmental footprint, a backfill plant would extend the life of the mine’s existing tailings storage facility and improve mining recovery, resulting in increased conversion of mineral resources to mineral reserves.

El Peñón

Overall GEO production in 2021 is forecast to be in line with production in 2020, but improvements to cost structure are expected to be realized in 2021, with cash costs expected to range between $620-$660 per GEO and AISC(1) forecast at between $835-$870 per GEO. The mine’s current production rate—the result of the right-sizing of the operation initiated in late 2016—increased
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cash flow while ensuring the long-term sustainability of the mine. Exploration successes over the last two years has resulted in an increase in mineral reserves, unlocking opportunities to incrementally increase production by leveraging excess processing capacity at El Peñón. The operation can process approximately 4,200 tpd, which represents upside of 20-30% above currently budgeted levels, with no additional capital expenditures required.

Minera Florida

Minera Florida exceeded its full year production guidance. Gold production is forecast to be at a similar level in 2021. The strategy at Minera Florida is to extend mine life and unlock opportunities for increased annual gold production following an approach similar to the approach taken at Jacobina. This includes focusing on mineral reserve development and generating an inventory of prepared mining areas to increase operational flexibility. The short-term focus is to achieve consistent throughput of 74,500 tpm from the underground mine while continuing improvements in the mine that will increase feed grade to align with mineral reserve grade and set the stage for further expansions.

Cerro Moro

Production and costs in 2020 at Cerro Moro were significantly impacted by COVID-19 related restrictions on travel and work rosters. The mine and processing plant are currently running at full capacity, though COVID-19 continues to present a risk of further disruptions, particularly during the first half of the year. Exploration drilling and underground capital development were also delayed by COVID-19 in 2020. Hence, Cerro Moro is planning higher production in 2021, but will ramp-up gradually throughout the year as it mines new underground levels. Exploration drilling continues in the core mine area at Cerro Moro with positive results and opportunities to convert mineral resources into mineral reserves and generate new high-grade discoveries. The operation is evaluating construction of a heap leach operation, a lower-cost processing alternative that would allow for the processing of lower-grade mineral reserves, potentially extending mine life. The evaluation is in the early stages with a preliminary study completed and metallurgical lab testing currently underway.

3.    REVIEW OF FINANCIAL RESULTS

IMPAIRMENT AND REVERSAL OF IMPAIRMENT

In the fourth quarter of 2020, in accordance with policy, operating mine sites were reviewed for indicators of impairment or reversal. The Company observed an increase in the recoverable amount of our El Peñón mine in Chile that resulted in a reversal of the impairment losses recorded in 2015 and 2016, totalling $560.0 million. This reversal was partially offset by an impairment at Cerro Moro of $369.0 million. No indicators of impairment or impairment reversal were identified for the other operating mine sites, advanced stage projects, or exploration properties. For the year ended December 31, 2020, the Company ultimately recorded a net impairment reversal of $191.0 million.

Under IFRS, an impairment loss is recognized when the carrying value of an asset (or cash-generating unit ("CGU")) is above the recoverable amount, being the higher of ‘fair value less costs of disposal’ or ‘value in use’. When the inverse is true, a reversal of a previous impairment is recognized. Based on the continuous application of this current fair value principle and updating of discounted cash flow models for changes in macro-economic and mine specific operational assumptions and triggers, it is more likely that under IFRS compared to other accounting standards, an asset will be impaired or have an impairment reversal occur earlier and/or more frequently.

El Peñón

The Company recorded impairments at the El Peñón mine in 2015 and 2016. The impairment in 2015 was a result of the Company downward adjusting its macroeconomic assumptions, which negatively impacted future estimated cash flows, and the Company's updated view on value beyond mineral reserves and mineral resources. During 2016, the Company determined that the sustainable, long-term optimal production level for the mine was a production expectation of 140,000 ounces of gold and 4,150,000 ounces of silver per annum, which negatively impacted future cash flows.

Following a standout year and solid fourth quarter from El Peñón, where sustained production and costs were in line with an improved LOM and budget, the mine demonstrated its ability to maintain its current production and cost profile. The Company considered the following factors to be an indicator of reversal of the previous impairment charge:

•Prolonged and sustained high production levels, which have led to significantly higher production than the envisioned mine plan from 2016 for both gold and silver. This was the result of both plant improvements to increase throughput, and higher grade ores being mined.
•A sustained reduction in costs benefiting from the higher production and continuous cost reduction initiatives carried out over the past year.
•Significant exploration successes throughout the year, which lead to increased mineral resources for December 31, 2020, which both extended the life of the mine and improved the life of mine models.

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The Company concluded that the recoverable amount for the El Peñón Cash Generating Unit ("CGU"), representing the CGU’s fair value less costs to dispose ("FVLCD"), exceeded the carrying amount. This resulted in a non-cash accounting reversal of the impairment charges previously recorded in 2015 and 2016 on mineral properties subject to depletion, which was limited to the carrying amount of the El Peñón CGU that would have been determined had no impairment charge been recognized in prior years, net of depletion, depreciation and amortization charges, totalling $560.0 million.

Cerro Moro

During 2020, the Cerro Moro mine experienced lower production at higher than expected unit costs, predominantly as a result of COVID-19. The following considerations were taken into account while developing the new LOM plan:

•Country-specific matters such as the announcement on December 30, 2020 of the change to the export tax in Argentina to 4.3%, and its indefinite extension.
•Expected lower annual production in comparison with prior year guidance and expectations, particularly for 2021.
•A higher cost structure than previously anticipated and consistent with current costs being observed in the operation, which have exceeded those in the Company’s budget and guidance due to general cost pressures, inefficiencies and general operational challenges in relation to COVID-19.
•Delays in reaching previously targeted exploration results and mineral reserve and mineral resource additions. Despite promising recent results in core areas of the mine and newly discovered areas, the Company has been delayed in its goal of increasing mineral reserves and mineral resources in the operation.

Given the decrease in the overall Cerro Moro CGU profitability as identified in the latest LOM plan, the impact of the LOM plan on the value of exploration potential and land interest, and the impact of a reduction in reserves and resources, the Company concluded that these factors represent an indicator of impairment for Cerro Moro as of December 31, 2020. The Company concluded that the recoverable amount for the Cerro Moro CGU, representing the CGU’s FVLCD, was below the carrying amount. In consideration of the above, a non-cash accounting impairment of $369.0 million was recognized.

FOR THE THREE MONTHS ENDED DECEMBER 31, 2020

Net Earnings

Net earnings for the three months ended December 31, 2020, were $103.0 million or $0.11 per share basic and diluted, compared to net earnings of $14.6 million or $0.02 per share basic and diluted for the three months ended December 31, 2019. Net earnings and earnings per share for the three months ended December 31, 2020 and 2019 were affected by the following non-cash and other items that management believes are not reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates:

	For the three months ended December 31,
(In millions of US Dollars; except per share amounts)	2020	2019
Non-cash unrealized foreign exchange losses	$21.9	$0.6
Share-based payments/mark-to-market of deferred share units	3.4	3.2
Mark-to-market (gains) losses on derivative contracts, investments and other assets and liabilities	(5.8)	(0.9)
Gain on sale of subsidiaries, investments and other assets	(3.0)	—
Temporary suspension and standby costs	2.2	—
Other incremental COVID-19 costs	7.0	—
Net pre-tax impairment reversal of mining properties	(191.0)	—
Other provisions, write-downs and adjustments (i)	6.7	7.5
Non-cash tax on unrealized foreign exchange gains	1.8	(3.9)
Income tax effect of adjustments	(2.4)	(0.2)
One-time tax adjustments	163.9	5.8
Total adjustments - increase (decrease) to earnings	$4.7	$12.1
Total adjustments - increase (decrease) to earnings per share	$—	$0.01
(i)This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

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Revenue

In the three months ended December 31, 2020, revenue was $461.8 million compared to $383.8 million in the same period in 2019. The 20% increase was primarily attributable to higher realized prices for gold and silver in the current period. Further, revenues and inventory levels were impacted by production exceeding sales in the fourth quarter, due to the timing of scheduled pickups at mine. The higher inventory levels resulted in a working capital build-up as at December 31, 2020, which is expected to normalize in 2021, predominantly in the first quarter.

For a cautionary note on non-GAAP performance measures and a reconciliation to average realized prices, refer to Section 12: Non-GAAP Performance Measures.

Cost of Sales Excluding DDA

Cost of sales excluding DDA was consistent with the same quarter in prior year due to similar GEO production levels, decreasing by $2.6 million or 2%, with insignificant changes across all mine operations.

Depletion, Depreciation and Amortization (DDA)

Total DDA expense decreased $6.5 million or 5% for the three months ended December 31, 2020 when compared to the same period in 2019, primarily due to lower sales volumes as discussed above, as well as lower DDA at El Peñón resulting from reduced rates of depletion in the current period due to additions to mineral reserves and resources announced at December 31, 2019.

General and Administrative

General and administrative ("G&A") expenses include expenses related to management of the business that are not part of direct mine operating costs. In the three months ended December 31, 2020, G&A expenses were $4.1 million or 21% higher than in the same period in 2019, predominantly due to stock-based compensation expense being comparatively higher by $3.2 million. The increase is related to stock based-compensation granted in previous years, and in particular related to performance share units. Due to the significant increase in the Company share price during 2020, as well as its outperformance in relation to certain indexes, the expense the Company has had to record in relation to these historical units increased. The Company's cash G&A expenses were $18.6 million for the three months ended December 31, 2020.

Exploration and Evaluation

Exploration and evaluation expenses of $6.0 million for the three months ended December 31, 2020 were higher than in 2019 due to increased expenditures resulting from the generative exploration program. The program is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information please refer to Section 7: Exploration.

Share of Earnings/loss of Investments in Associates

The Company's investments in associates at December 31, 2020 comprised of investments in Nomad Royalty Company and Monarch Gold, with the Company's share of loss of associates in the three months ended December 31, 2020 was nil. For the same period in 2019, the Company recorded a share of loss of associate of $0.3 million, which represented Yamana's share of its then associate Leagold's loss for the period. On March 10, 2020, Leagold merged with Equinox and as a result of its reduced shareholding in the combined entity Yamana ceased to have significant influence in the investee, and therefore, discontinued equity accounting for the investment using the equity method from this date.

Other Operating Expenses/income

In the three months ended December 31, 2020, the Company recorded other operating expenses of $1.5 million compared to other operating expenses of $5.6 million for the same period in 2019. Operating expenses are comprised primarily of contributions to social and infrastructure development causes in jurisdictions where the Company is active, business development related costs, changes in provisions, and mark-to-market adjustments on financial assets and liabilities.

Finance Costs

Finance costs decreased $2.2 million or 10% in the three months ended December 31, 2020 compared to the same period in 2019. The Company repaid $56.0 million of senior notes in the first quarter of 2020, and as a result, interest expense associated with long term debt has decreased in 2020.

Other Income/costs

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Other costs were $21.6 million in the three months ended December 31, 2020, compared to other costs of $3.5 million in the comparative period. Other income/costs is comprised primarily of unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The loss in the current period was primarily due to unrealized foreign exchange losses.

Income Tax Expense

The Company recorded an income tax expense of $189.5 million for the three months ended December 31, 2020, as a result of the reversal of impairment in relation to the comparative quarter's income tax expense of $27.3 million. The income tax provision further reflects a current income tax expense of $24.4 million and a deferred income tax expense of $165.1 million, compared to a current income tax expense of $24.0 million and a deferred income tax recovery of $3.4 million for the three months ended December 31, 2019.

Included in the income tax expense is the non-recognition of deferred tax assets of $52.9 relating to impairments for the three months ended December 31, 2020 compared to a recognition of deferred tax asset of $28.6 for the three months ended December 31, 2019. Withholding taxes of $1.6 million are included in income tax expense for the three months ended December 31, 2020 compared to withholding taxes of $1.8 million for the same period in 2019. The income tax expense also includes mining taxes of $8.3 million for the three months ended December 31, 2020, compared to mining taxes of $18.0 million in the three months ended December 31, 2019.

FOR THE YEAR ENDED DECEMBER 31, 2020

Net Earnings

Net earnings for the year ended December 31, 2020, were $203.7 million or $0.21 per share basic and diluted, compared to net earnings of $225.6 million or $0.24 per share basic and diluted for the year ended December 31, 2019.

Net earnings and earnings per share for the year ended December 31, 2020 and 2019 were affected by the following non-cash and other items that management believes are not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates:

	For the year ended December 31,
(In millions of US Dollars; except per share amounts)	2020	2019
Non-cash unrealized foreign exchange (gains) losses	$21.6	$29.0
Share-based payments/mark-to-market of deferred share units	31.5	15.0
Mark-to-market (gains) losses on derivative contracts, investments and other assets and liabilities	(6.9)	0.1
Gain on sale of subsidiaries, investments and other assets	(1.4)	(284.6)
Gain on discontinuation of the equity method of accounting	(21.3)	—
Temporary suspension and standby costs	18.4	—
Other incremental COVID-19 costs	22.1	—
Share of one-off provision recorded against deferred income tax assets of associate	—	13.0
Net pre-tax impairment reversal of mining properties	(191.0)	—
Financing costs paid on early note redemption	—	35.0
Other provisions, write-downs and adjustments (i)	17.9	42.0
Non-cash tax on unrealized foreign exchange losses	52.8	17.9
Income tax effect of adjustments	(19.7)	(0.5)
One-time tax adjustments	183.6	26.9
Total adjustments - increase (decrease) to earnings	$107.6	$(106.1)
Total adjustments - increase (decrease) to earnings per share	$0.11	$(0.11)
(i)This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

Revenue

For the year ended December 31, 2020, revenue was $1,561.0 million compared to $1,612.2 million for the year ended December 31, 2019. The difference was primarily attributable to the absence of contributions from the Chapada mine (divested July 5, 2019), which contributed $226.8 million to revenue in the comparative year, as well as lower sales volumes from the Canadian Malartic and Cerro Moro mines, which were impacted by their respective temporary demobilization and suspension of operations as a result of the COVID-19 pandemic, and subsequent ramp up periods. The decreases in sales volumes were partially offset by higher realized prices for gold and silver in the current year, and by increases in sales volumes at the Jacobina, El Peñón and Minera Florida mines. Further, revenues and inventory levels were impacted by production exceeding sales in the
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fourth quarter, due to the timing of scheduled pickups at mine. The higher inventory levels resulted in a working capital build-up as at December 31, 2020, which is expected to normalize in 2021, predominantly in the first quarter.

For a cautionary note on non-GAAP performance measures and a reconciliation to average realized prices, refer to Section 12: Non-GAAP Performance Measures.

Cost of sales Excluding DDA

Cost of sales excluding DDA decreased $168.7 million or 22% for the year ended December 31, 2020 compared to the same period in 2019, primarily due to sales volumes as discussed above, and the absence of cost of sales excluding DDA from Chapada ($111.2 million in the comparative year). Cost of sales excluding DDA was also positively impacted by ongoing operational efficiencies at El Peñón, improving per unit costs, and the depreciation of certain local currencies against the US Dollar.

Depletion, Depreciation and Amortization (DDA)

Total DDA expense decreased $76.6 million or 16% for the year ended December 31, 2020 compared to the same period in 2019, primarily due to sales volumes as discussed above, as well as lower DDA at El Peñón and Jacobina resulting from reduced rates of depletion in the current period due to additions to mineral reserves and resources at these mines announced at December 31, 2019. The comparative year also included $11.9 million of DDA related to Chapada.

General and Administrative

G&A expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the year ended December 31, 2020, G&A expenses increased $6.5 million or 8% compared to the same period in 2019, predominantly due to stock-based compensation expense being comparatively higher by $9.1 million. The increase is related to stock based-compensation granted in previous years, and in particular related to performance share units. Due to the significant increase in the Company share price during 2020, as well as its outperformance in relation to certain indexes, the expense the Company has had to record in relation to these historical units increased. The Company's cash G&A expenses of $65.8 million for the year ended December 31, 2020 were in line with that guided.

Exploration and Evaluation

Exploration and evaluation expenses of $15.1 million for the year ended December 31, 2020 were higher than the same period in 2019 due to increased expenditures relating to the ongoing generative exploration program. The program is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information please refer to Section 7: Exploration.

Share of Earnings/loss of Associates

The Company's share of net loss related to its associates totalled $1.0 million for the year ended December 31, 2020, and was comprised of the Company's share of losses of Leagold prior to Yamana ceasing to have significant influence in Leagold in March 2020, partially offset by the Company's share of net earnings in Nomad Royalty Company and Monarch Gold, both of which were acquired in the latter half of the second quarter of 2020. In 2019, the Company recorded losses of $16.3 million, being the Company's share of Leagold's losses for the year, which included the Company recognizing its share of a $63.5 million provision recorded against Leagold's deferred income tax assets during the year.

Other Operating Expenses/income, Net

In the year ended December 31, 2020, the Company recorded other operating expenses of $14.6 million. In 2019, the Company recorded other operating income of $222.4 million, which was primarily comprised of the $273.1 million gain recognized upon the sale of Chapada, partially offset by various other operating expenses. Other operating expenses recorded in the current year include a $10.9 million mark to market loss on deferred share unit compensation due to the increase in the Company's share price, contributions to social and infrastructure development causes in jurisdictions where the Company is active, and various other individually insignificant operating expenses. These expenses were partially offset by a $21.3 million gain recognized upon the discontinuation of the equity method on the Company's investment in Leagold (now Equinox) in the first quarter of 2020. During the fourth quarter of 2020, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for 4.2 million DSUs.

Finance Costs

Finance costs decreased $67.2 million or 47% in the year ended December 31, 2020 compared to the same period in 2019, primarily attributable to the lower interest expense in the current year, following the repayment of $800.0 million of debt during the third quarter of 2019. The reduction in the carrying amount of debt has significantly reduced the carrying cost of interest on debt, freeing up cash for other uses and for the Company to further improve its net debt position. Further, finance costs in the
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prior year included a $35.0 million expense relating to the early redemption of certain of the Company's senior notes in connection with the above mentioned repayment of debt in the third quarter of 2019.

Other Costs/income, Net

Other costs were $18.7 million in the year ended December 31, 2020, compared to other costs of $19.6 million in the comparative year. Other costs/income is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from year to year. The loss in the prior year was primarily due to foreign exchange losses, partially offset by the realized gain on the sale of the Gold Price Instrument obtained as part of the consideration from the sale of Chapada.

Income Tax Expense

The Company recorded an income tax expense of $286.4 million for the year ended December 31, 2020, compared to an income tax expense of $84.7 million in 2019. The income tax provision reflects a current income tax expense of $116.2 million and a deferred income tax expense of $170.3 million compared to a current income tax expense of $95.0 million and a deferred income tax recovery of $10.3 million for the year ended December 31, 2019.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was 58.4% on the earnings before tax for the year ended December 31, 2020, compared to an effective tax rate of 27.3% for the prior year.

The following items have the most significant impact on the difference between the Company's Canadian statutory tax rate of 26.5% and our effective rate for the years ended December 31, 2020 and 2019:

•Mining tax in the amount of $28.9 million for the year ended December 31, 2020 and $29.1 million for the year ended December 31, 2019 was recorded in income tax expense. These taxes are incurred in Chile and Canada and are calculated based on taxable income and are considered an income tax.
•The tax provision was also impacted by the non-recognition of deferred tax assets in the amount of $53.4 million, mainly relating to impairments, for the year ended December 31, 2020 compared to the recognition of deferred tax assets of $20.6 million for the year ended December 31, 2019.
•Withholding taxes in the amount of $8.4 million are included in the income tax expense for the year ended December 31, 2020 compared to $6.7 million for the year ended December 31, 2019. Withholding taxes are paid on intercompany interest and dividends.
•Permanent differences of $63.2 million reduced the income tax expense for the year ended December 31, 2019, mainly relating to the sale of Chapada, compared to an increase in income tax expense of $28.1 million in December 31, 2020

The deferred tax liabilities relating to the operating mines will reverse in the future, as the assets are depreciated or depleted. The capitalized exploration expenditures on non-producing mineral properties will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

The Company operates in the following tax jurisdictions: Brazil, where the statutory tax rate is 34%; Argentina, where the statutory tax rate is 30% in 2020, decreasing to 25% in 2021; Chile, where the statutory tax rate is 27%; and Canada, where the federal statutory tax rate is 15% with varying provincial tax rates. There is a proposal in Argentina to delay the decrease to 25% until 2022, however, this change will not have a material impact on the current or deferred tax expense if it is passed. The Company does not anticipate the statutory tax rates to change in the other jurisdictions in the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

The largest components of the net deferred tax liabilities relate to:

As at December 31, (In millions of US Dollars)	2020	2019
Canadian Malartic	296.6	318.5
Jacobina	188.7	169.1
El Peñón	234.6	51.8
Agua Rica	266.0	266.6
Exploration potential	171.1	245.9

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QUARTERLY FINANCIAL SUMMARY

For the three months ended	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(In millions of US Dollars, except per share amounts)	2020	2020	2020	2020	2019	2019	2019	2019
Financial results
Revenue	$461.8	$439.4	$303.4	$356.5	$383.8	$357.8	$463.5	$407.1
Net earnings (loss)	$103.0	$55.6	$—	$45.0	$14.6	$201.3	$14.1	$(4.1)
Per share - basic and diluted	$0.11	$0.06	$—	$0.05	$0.02	$0.21	$0.01	$—

4.    OPERATING SEGMENTS PERFORMANCE

CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited ("Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	3,285,723	3,589,493	12,012,693	14,642,808
Waste mined (tonnes)	2,718,493	3,274,236	10,649,407	13,780,384
Ore processed (tonnes)	2,868,329	2,720,660	10,399,882	10,524,531
GEO (i)
Production (ounces) (ii)	86,371	85,042	284,317	334,596
Sales (ounces) (ii)	84,348	84,673	264,198	330,851
Feed grade (g/t)	1.06	1.09	0.97	1.12
Recovery rate (%)	88.0	89.1	87.4	88.7
Total cost of sales per GEO sold	$1,126	$1,039	$1,207	$1,011
Cash costs per GEO sold (iii)	$634	$627	$702	$601
AISC per GEO sold (iii)	$898	$828	$945	$782
DDA per GEO sold	$493	$412	$505	$409
Financial (millions of US Dollars)
Revenue	$158.4	$125.9	$471.0	$460.5
Cost of sales excluding DDA	(53.4)	(53.1)	(185.4)	(198.9)
Gross margin excluding DDA	$105.0	$72.8	$285.6	$261.6
DDA	(41.5)	(34.9)	(133.4)	(135.4)
Temporary suspension, standby and other incremental COVID-19 costs	(0.8)	—	(4.5)	—
Mine operating earnings	$62.7	$37.9	$147.7	$126.2
Capital expenditures (millions of US Dollars)
Sustaining and other	$18.6	$13.5	$52.5	$45.1
Expansionary (ii)	$5.1	$9.8	$12.2	$36.5
Exploration	$7.0	$0.1	$10.1	$1.0
(i)GEO information relates to gold.
(ii)Included in the gold production figure for the year ended December 31, 2020 is 18,929 of pre-commercial production ounces (3,137 pre-commercial production ounces are included in the three months and year ended December 31, 2019), related to the Company's 50% interest in the Canadian Malartic mine's Barnat pit which achieved commercial production on September 30, 2020. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties, captured as expansionary capital expenditures.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 12: Non-GAAP Performance Measures.

Canadian Malartic's production for the fourth quarter exceeded the comparative period in 2019 due to higher mill throughput, and the mine's performance for the year was exceptional, with production exceeding its revised plan. The successful ramp-up of the Barnat pit during the year resulted in Barnat declaring commercial production on September 30, 2020, and consequently Barnat pit revenues and costs of production ceased to be capitalized effective October 1, 2020. In addition, DDA associated with the Barnat pit's capitalized costs started being depleted October 1, 2020. Canadian Malartic continued to remove overburden at Barnat during the fourth quarter with overburden removal expected to be complete by the end of first quarter, and topographic drilling and blasting expected to be completed by the third quarter of 2021, according to plan.
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Unitary costs were lower in the comparative quarter and year-to-date period, a result of the fixed production costs being distributed over more ounces in the prior year. Current year grades were lower due to sequencing from COVID-19 impacts. Further, the timing and increase in sustaining capital, as planned, in the current versus comparative periods impacted costs for the period. Unitary and absolute DDA observed in the fourth quarter was primarily driven by the declaration of commercial production on Barnat, upon which depletion of the deposit commenced.

The Canadian Malartic mine entered care and maintenance on March 24, 2020, in response to government restrictions related to COVID-19 that required mining companies to minimize operational activities. During this period, Canadian Malartic developed a robust plan of preventative measures against COVID-19 to ensure the health and safety of its employees, families, and communities. On April 14, 2020, following the Government of Quebec’s decision to authorize the resumption of mining activities, the Partnership announced that the Canadian Malartic would resume operations starting on April 15, 2020. The remobilization occurred with full attention to the health and safety of returning employees, contractors, and suppliers. These precautionary measures complied with the recommendations of the Quebec Department of Public Health and the province’s Committee on Standards, Equity, and Occupational Safety (CNESST) and include enhanced screening of all individuals entering the mine, including temperature checks; mandatory social distancing; enhanced sanitization and disinfecting; and preparedness planning in the event of a suspected or confirmed case of COVID-19. The ramp-up progressed faster than expected. Further, in an effort to improve procedures, protect workers and respond quickly to specific situations, Canadian Malartic installed a COVID-19 screening test laboratory directly at the site where nursing staff collect samples and anyone entering the site may be required to take a screening PCR test.

During the fourth quarter, the Company continued to advance studies related to the underground project at Canadian Malartic, which consists of the East Gouldie, Odyssey, and East Malartic zones (collectively known as the Odyssey project).

Following impressive technical study results obtained in early February of 2021, the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic, with first production from the Odyssey South deposit expected in 2023. The technical study outlined robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. Whereas the Company had originally considered a production platform conservatively in the range of 450,000 ounces per year, the mine now supports an expected increased annual gold production of 500,000 to 600,000 ounces on a 100% basis. Further extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. A NI 43-101 technical report for the Canadian Malartic operation is expected to be filed in March 2021 and will include a summary of the Odyssey underground project.

On a 100% basis, initial expansionary capital of $1.14 billion is expected to be spent over a period of eight years, with capital requirements in any given year manageable and fully funded using the Company's cash on hand and free cash flow generation. Additionally, other growth capital expenditures and modest sustaining capital during the construction period total $191.4 million. Gold production during the 2021 to 2028 construction period is expected at 932,000 ounces (on a 100% basis) at cash costs of $800 per ounce. The net proceeds from the sale of these ounces would significantly reduce the external cash requirements for the construction of the project which, assuming the gold price used in the financial analysis for the project, would reduce the projected capital requirements in half. On a 100% basis, average annual payable production is expected to be approximately 545,400 ounces from 2029 to 2039 with total cash costs per ounce of approximately $630 per ounce. Sustaining capital from 2029 to 2039 is expected to average approximately $55.8 million per year.

Construction of surface infrastructure and the portal in preparation for development of the ramp started in August of 2020. The Company and its partner completed the construction of the mine office and surface facilities in the fourth quarter, to support the development, and further advanced the development of the exploration ramp into Odyssey and East Malartic. The exploration ramp is designed with the purpose of mining their respective upper zones and providing further exploration access to allow tighter drill spacing to further define the mineral resource base, along with headframe construction and shaft sinking. The new ramp will also provide the ability to carry out bulk sampling of 40,000 tonnes of mineralization. The budget for the ramp is C$15.25 million for 2021 on a 50% basis. Development of the exploration ramp is anticipated to take approximately two years to complete, with the first drilling platform will be established in the third quarter of 2021.

A 2.3 kilometre geotechnical hole in the shaft area has been completed, and detailed engineering has begun in relation to the shaft and headframe. The shaft is envisioned as a 6.4-metre diameter, 1.8 kilometre deep shaft with a hoisting capacity of approximately 20,000 tpd. As noted, the Company’s current expectation is that production from Odyssey South will begin in 2023 from the ramp, while the Company sinks the shaft to East Gouldie, with a goal to start production from East Gouldie in 2027.

For full details on the construction decision, please refer to Section 5: Construction, Development and Other Initiatives.

The main focus of exploration during the fourth quarter was to provide support for an aggressive infill drill program at East Gouldie, where thirteen diamond drill rigs completed 27,000 metres, bringing the year total to 105,000 metres drilled. Of these, 97,000 metres were drilled on the East Gouldie target with the remainder on East Malartic and Odyssey.

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JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	610,257	600,048	2,470,091	2,298,631
Ore processed (tonnes)	580,287	567,329	2,425,886	2,254,793
GEO (i)
Production	44,165	41,774	177,830	159,499
Sales	42,789	44,293	175,561	160,142
Feed grade (g/t)	2.44	2.38	2.36	2.28
Recovery rate (%)	96.9	96.4	96.5	96.7
Total cost of sales per GEO sold	$907	$799	$844	$947
Cash costs per GEO sold (ii)	$590	$529	$544	$593
AISC per GEO sold (ii)	$807	$827	$746	$845
DDA per GEO sold	$317	$270	$300	$354
Financial (millions of US Dollars)
Revenue	$80.7	$65.6	$312.1	$224.0
Cost of sales excluding DDA	(25.2)	(23.4)	(95.5)	(94.9)
Gross margin excluding DDA	$55.5	$42.2	$216.6	$129.1
DDA	(13.6)	(12.0)	(52.6)	(56.7)
Temporary suspension, standby and other incremental COVID-19 costs	(0.5)	—	(2.0)	—
Mine operating earnings	$41.4	$30.2	$162.0	$72.4
Capital expenditures (millions of US Dollars)
Sustaining and other	$5.4	$8.2	$21.6	$24.5
Expansionary	$4.8	$6.9	$15.8	$30.7
Exploration	$2.0	$2.7	$6.0	$6.5
(i)GEO information relates to gold.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 12: Non-GAAP Performance Measures.
Jacobina continues to be a standout performer, and once again exceeded its quarterly and annual production plan, as well as comparative period results. Recovery rates and grade for the fourth quarter both exceeded plan, and were higher than the comparative quarter, which resulted in the higher production. Mill throughput for the quarter was impacted by approximately 6%, due to a planned maintenance shutdown of one of the ball mills. The shutdown was also opportunely used to implement further Phase 1 optimization components, and to run tests confirming the design basis of the Phase 2 plant expansion of 8,500 tpd, while utilizing the availability from the main grinding line. Following the shutdown, the mill resumed processing at an average of 6,800 tpd, resulting from the commissioning of the initial Phase 1 expansion implemented earlier in the year. Given the success of Phase 1, the Company has begun to further optimize Phase 1 with the goal of optimizing gold recovery at 96% to 97% while maintaining the higher throughput rate. For further information on Phase 1, Phase 2 and a new conceptual study on Phase 3 developments at Jacobina please refer to Section 5: Construction, Development and Other Initiatives.

Unitary cash costs were better than plan in the fourth quarter of 2020. Planned higher sustaining capital expenditure and exploration spend associated with deferrals during the year to accommodate the impacts of COVID-19 in the fourth quarter occurred as expected. On a year-to-date basis, unitary costs were lower than plan, and significantly improved over the comparative period as a result of the increased production in association with higher throughput, and the positive impact as a result of the devaluation of the Brazilian Real compared to the US Dollar. Underground mine development work is in line with the mine plan at 1,500 metres per month, to sustain the current production rate of 6,800 tpd with sufficient operational flexibility.

Exploration activities at Jacobina continued as planned during the fourth quarter as COVID related protocols were adhered to in order to provide a safe and effective working environment. Field activities such as surface mapping and sampling were reduced to avoid increased travel, however drilling was carried out as planned, with four drills active during the quarter. Drilling activity during the quarter continued to be weighted toward exploration in response to better than anticipated infill drilling results in previous quarters.

A total of 5,663 metres of drilling were completed in the fourth quarter at Jacobina, including 898 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, and 4,765 metres of exploratory drilling dedicated to defining new inferred mineral resources. The infill program focused on delineation of new indicated resources in higher-grade areas of the mine, with a total of 7,541 metres completed during 2020. Infill drilling during the fourth quarter included five holes completed at
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the Canavieiras Sul and Canavieiras Central connector zone following completion earlier this year of an exploration drift connecting these two sectors. Assays results are pending but core is visually positive.

Exploration drilling activity at Jacobina in the fourth quarter focused on definition of new inferred resources, was carried out at the extension of Canavieiras Sul along the connector between Canavieiras Sul and Canavieiras Central and at João Belo Sul, bringing total exploration drilling in 2020 at Jacobina to 12,644 metres. Exploration drilling carried out at Canavieiras Sul and Central connector during the quarter continued to return positive results from LVL, LU, MU and Maneira reefs in step-out drilling, confirming a new high-grade sector along a 300 metre north-south strike length close to existing mine infrastructure. Fourth quarter exploration drilling at João Belo Sul returned significant results from the LMPC reef, providing confirmation of historical results in this sector..

Generative work during the fourth quarter included 1,591 metres of drilling in three holes testing the João Belo Sul, Morro do Cuscuz and Morro do Vento Leste targets. Two drill holes totaling 957 metres were completed at the Barrocão Velho target in Jacobina Norte, with most assay results pending.

CERRO MORO, ARGENTINA

Cerro Moro is an underground and open pit gold-silver mining operation, located in the province of Santa Cruz, Argentina.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	69,189	101,020	277,040	352,332
Waste mined (tonnes)	817,001	1,497,928	3,655,450	6,640,990
Ore processed (tonnes)	97,096	99,593	320,701	367,334
GEO
Production	42,943	45,102	132,415	194,574
Sales	44,101	45,690	133,358	213,077
Total cost of sales per GEO sold	$1,343	$1,456	$1,513	$1,293
Cash costs per GEO sold (i)	$768	$811	$868	$725
AISC per GEO sold (i)	$1,139	$1,228	$1,280	$969
DDA per GEO sold	$576	$646	$645	$571
Gold
Production (ounces)	21,259	26,568	66,995	120,802
Sales (ounces)	22,194	27,088	68,542	135,949
Feed grade (g/t)	7.18	8.79	6.91	10.81
Recovery rate (%)	94.9	94.4	94.0	94.5
Silver
Production (ounces)	1,663,708	1,584,904	5,448,561	6,322,864
Sales (ounces)	1,674,308	1,588,986	5,441,868	6,660,934
Feed grade (g/t)	575.94	519.43	565.06	568.61
Recovery rate (%)	92.5	95.3	93.5	94.8
Financial (millions of US Dollars)
Revenue	$81.2	$68.5	$241.3	$299.6
Cost of sales excluding DDA	(33.8)	(37.0)	(115.8)	(153.8)
Gross margin excluding DDA	$47.4	$31.5	$125.5	$145.8
DDA	(25.4)	(29.5)	(86.1)	(121.7)
Temporary suspension, standby and other incremental COVID-19 costs	(4.7)	—	(19.2)	—
Impairment	(369.0)	—	(369.0)	—
Mine operating (loss) earnings	$(351.7)	$2.0	$(348.8)	$24.1
Capital expenditures (millions of US Dollars)
Sustaining and other	$9.0	$11.9	$29.5	$23.5
Expansionary	$4.4	$2.6	$6.9	$3.7
Exploration	$3.5	$3.8	$12.5	$16.2
(i)A cautionary note regarding non-GAAP performance measures is included in Section 12: Non-GAAP Performance Measures.

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Cerro Moro was significantly impacted by COVID-19 related inter-provincial travel restrictions, which impacted worker availability for those travelling both from within and out of province, following a temporary suspension of operations due to COVID-19 earlier in the year. Such restrictions persisted in the fourth quarter, and were particularly stringent in December, affecting mining sequence. Such mining sequence delays resulted in lower throughput and grade, leading to lower than planned production for the quarter and for the year. The mine and processing plant are currently running at full capacity, however, COVID-19 continues to present a risk of further disruptions, particularly during the first half of the year. Silver once again dominated the quarter for Cerro Moro, resulting from strong silver feed grades, partially offsetting the reduction in gold production. The transition to more mill feed coming from underground ore, at higher grades than the open pit ore, continued in the quarter and will continue in 2021, with most of the ore to plant coming from the Escondida Far West, Zoe, Escondida Central and Escondida West underground mines. The transition to the underground ore will increase mining flexibility, particularly in the second half of 2021, which is expected to account for higher gold production than the first half. Over the past year, Cerro Moro has optimized the operation of the processing plant to increase daily throughput to approximately 1,100 tpd. The 2020 average throughput rate was reduced as a result of plant stoppages due to COVID-19, but plant availability has now returned to normal levels.
Unitary costs of sales during the fourth quarter were better than the fourth quarter of 2019, as result of lower absolute costs. Unitary costs during the year were impacted by the workforce restrictions which reduced production and increased the fixed costs per GEO produced and sold.

Exploration during the fourth quarter at Cerro Moro continued to be impacted by COVID-19 restrictions, with exploration activities suspended on November 26th. Despite the challenges, exploration advanced prior to the stoppage during the quarter, with 16,594 metres of drilling completed in 90 drill holes, and significant field activities completed, including geological mapping and surface sampling, geophysical work and the submission of samples for metallurgical studies in the ongoing evaluation of potential heap leach targets. Slow assay turnaround times continued to impact the ability of exploration to respond to results, however an onsite sample preparation lab was constructed and this addition is helping expedite the assay process which will improve going forward. Drilling during the fourth quarter utilized four rigs split between infill and exploration, with 4,209 metres in 36 infill holes and 8,502 metres in 25 exploration holes completed. In addition, 3,883 metres of scout drilling in 29 holes tested regional targets in the fourth quarter.

Infill drilling to convert inferred mineral resources to indicated mineral resources was carried out at the Naty, Naty Splay and Martina targets, where encouraging exploration drilling results were achieved last quarter. Positive results were generated at shallow levels at the Naty target. Positive results were also received from Martina, with assays pending for drilling completed at Naty Splay.

Exploration drilling in the fourth quarter was mainly focused along the core mine Escondida-Zoe structural corridor, where several targets remain open for expansion. Exploration drilling was also completed at the Bella Vista and Michelle (Maud) targets. Positive results from Zoe confirm this deposit remains open at depth down plunge. Drilling at Escondida FW also returned positive intercepts, defining a new mineral structure (“EFW Splay”), highlighting a significant new target area. Additional drilling results are pending, with several visually positive intercepts noted.

Several regional targets were advanced during the fourth quarter through geological mapping, soil and rock sampling and completion of 1,625 metres of scout drilling, generating positive results at Naty Splay and Debora Link. Regional surface work continued to define the new Selene vein target, in the northern part of the claim area, with soil and rock sampling and detailed geological mapping. This new target has some promising surface samples and has been traced for over 11 kilometres on surface. Initial drill testing of the Selene vein was conducted during the fourth quarter with 2,258 metres completed in 26 drill holes. Results are pending for most drill holes.

The metallurgical program as part of an ongoing evaluation of near-surface, low-sulfide material potentially suitable for low cost open pit extraction and processing at Michele, Michele Ext, Carlita and Tres Lomas is progressing with positive bottle roll tests completed and column tests now being conducted at Bureau Vertias labs.
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EL PEÑÓN, CHILE

El Peñón is a gold-silver mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	332,247	315,143	1,129,036	1,010,081
Ore processed (tonnes)	357,096	349,086	1,266,829	1,290,239
GEO
Production	55,529	64,289	216,749	209,857
Sales	51,738	63,552	215,667	211,231
Total cost of sales per GEO sold	$1,023	$1,062	$980	$1,209
Cash costs per GEO sold (i)	$696	$562	$657	$726
AISC per GEO sold (i)	$1,025	$775	$922	$1,003
DDA per GEO sold	$327	$500	$323	$483
Gold
Production (ounces)	43,512	48,131	160,824	159,515
Sales (ounces)	40,129	47,843	158,933	160,484
Feed grade (g/t)	4.07	4.52	4.22	4.09
Recovery rate (%)	93.7	94.5	93.7	94.0
Silver
Production (ounces)	922,954	1,382,963	4,917,101	4,317,292
Sales (ounces)	888,858	1,346,687	4,940,217	4,348,618
Feed grade (g/t)	92.53	143.20	138.94	120.65
Recovery rate (%)	86.8	85.9	86.7	86.2
Financial (millions of US Dollars)
Revenue	$96.5	$94.1	$381.1	$297.0
Cost of sales excluding DDA	(36.0)	(35.7)	(141.8)	(153.4)
Gross margin excluding DDA	$60.5	$58.4	$239.3	$143.6
DDA	(16.9)	(31.8)	(69.6)	(102.0)
Temporary suspension, standby and other incremental COVID-19 costs	(2.0)	—	(7.0)	—
Reversal of impairment	560.0	—	560.0
Mine operating earnings	$601.6	$26.6	$722.7	$41.6
Capital expenditures (millions of US Dollars)
Sustaining and other	$9.9	$7.6	$31.4	$30.8
Expansionary	$0.5	$0.3	$0.5	$0.8
Exploration	$4.7	$2.8	$15.9	$18.1
(i)A cautionary note regarding non-GAAP performance measures is included in Section 12: Non-GAAP Performance Measures.

El Peñón had a standout year, with gold production in line with plan and silver production exceeding plan due to mining sectors with a higher silver to gold grade ratio. Further, the mine exceeded the comparative period production for both gold and silver. El Peñón produced 43,512 of gold and 922,954 ounces of silver in the quarter. Silver grade and production were higher than plan due to processing ore from the Al Este sector in the underground mine, which is a high grade silver area. However this higher silver grade was temporary as a result of mining sequence and is expected to normalize in 2021. Gold feed grade for the fourth quarter was impacted by mine sequencing and the blending of ore with the low-grade stockpile.

At El Peñón, the higher grade La Paloma and Quebrada Colorada Sur zones will come into production in the second half of the year, contributing to higher planned production in the third and fourth quarters. Consequently, the Company expects that the second half of 2021 will account for 60% of gold and silver production at El Peñón, as considered in the 2021 budget and the guidance provided in Section 2 Core Business, Strategy and Outlook.

Fourth quarter unitary costs were better than the comparative period despite lower production, due to the benefit of cost savings initiatives during the period which kept absolute costs relatively stable despite higher tonnes being mined and processed. Further, the mine had lower DDA per ounce during the fourth quarter and year, resulting from reduced rates of depletion in the current period, following the additions to mineral reserves and resources as at December 31, 2019. With the ongoing focus to increase mine development rates, El Peñón has increased the number of available underground production zones which are
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expected to support the current level of mine production and feed grades going forward. Mine development is currently occurring at a rate that exceeds 3,000 metres per month, and unitary costs have been favourably impacted.

All 2020 year-to-date unitary costs were better than the comparative period as a result of higher production which reduced the allocation of fixed costs to each ounce of production, and the aforementioned benefit of cost savings initiatives which reduced unitary costs comparatively.

The El Peñón exploration program saw minimal setbacks due to COVID-19 during the fourth quarter and continued to operate normally. Approximately 38,063 metres of drilling were completed at El Peñón, including 95 drill holes totaling 26,954 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, 18 drill holes totaling 7,466 metres of exploratory drilling dedicated to defining new inferred mineral resources, and 3,643 metres in 14 scout drill holes testing new regional targets.

Infill drilling during the fourth quarter was completed in 12 areas of the mine, with excellent results from six main sectors, including Colorada Sur, Pampa Campamento, El Valve, Martillo Flat, Dorada and Paloma. Success in the quarter has largely been driven by testing deeper levels of known main veins and continued success at Colorada Sur, extending the mineralization here a further 100 metres south along strike with infill drilling, with positive results also encountered at La Paloma.

Exploration drilling continued at El Peñón during the fourth quarter, testing 10 sectors. Positive results from El Valle indicate good potential along strike and down dip at this target, which remains open for further expansion. Additionally, positive results were returned from the Pampa Campamento and Sorpresa sectors.

District exploration continues to build on previous exploration targets with an additional 2,521 soil and rock samples collected and approximately 3,643 metres of scout drilling in 14 RC holes completed along the Dominador-Fortuna structure, at Pampa Providencia and Pampa Augusta Vitoria (PAV). Surface sampling continues to generate new gold and pathfinder soil and rock anomalies, providing good drill targets for follow-up in 2021.

As previously noted, the continuous positive exploration results, the increase in mineral reserves and mineral resources which extends the life of the mine, and other operational improvements in 2020, resulted in the Company reversing the impairments taken in 2015 and 2016.

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MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	233,374	187,559	810,294	715,288
Ore processed (tonnes)	260,199	204,138	892,286	745,671
GEO (i)
Production	26,352	20,080	89,843	73,617
Sales	23,979	19,696	87,735	74,705
Feed grade (g/t)	3.36	3.34	3.37	3.32
Recovery rate (%)	93.7	91.6	92.9	91.9
Total cost of sales per GEO sold	$1,279	$1,450	$1,366	$1,423
Cash costs per GEO sold (ii)	$760	$1,005	$862	$945
AISC per GEO sold (ii)	$1,087	$1,411	$1,152	$1,346
DDA per GEO sold	$519	$445	$503	$478
Financial (millions of US Dollars)
Revenue	$44.9	$29.2	$155.5	$103.8
Cost of sales excluding DDA	(18.2)	(19.8)	(75.6)	(70.6)
Gross margin excluding DDA	$26.7	$9.4	$79.9	$33.2
DDA	(12.5)	(8.8)	(44.2)	(35.7)
Temporary suspension, standby and other incremental COVID-19 costs	(1.3)	—	(7.7)	—
Mine operating earnings (loss)	$12.9	$0.6	$28.0	$(2.5)
Capital expenditures (millions of US Dollars)
Sustaining and other	$4.4	$3.7	$12.6	$13.1
Expansionary	$9.1	$2.9	$19.9	$11.7
Exploration	$1.8	$2.3	$7.0	$9.5
(i)GEO information relates to gold.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 12: Non-GAAP Performance Measures.

Minera Florida had a standout fourth quarter, with production well above plan and 31% higher than the comparative prior year period. For the year ended 2020, the mine also exceeded plan. Positive results were primarily due to increased tonnes processed, largely as a result of continuing improvements in productivity with contributions from the Pataguas and Don Leopoldo mining zones. Annual production at Minera Florida was the highest since 2010, and the second highest since entering production in 1986, excluding gold production from the reclamation of historic tailings. Mine management has recently taken actions to improve mechanical availability, and the Company is now reactivating and optimizing formerly decommissioned ore passes, with two out of three now re-established. The final ore pass at Marisol is now scheduled for completion by the mid-2021, and is expected to further reduce haulage distance and increase operational flexibility as a result of additional haulage routes. Throughput is expected to stay at this increased level going forward as a result of the 1,200-1,300 meters of monthly development, which is the highest the mine has maintained in over 2 years. This increased development rate and better block model predictability has provided increased mine flexibility, is expected to favourably impact future production and unitary costs in 2021 as noted in Section 2: Production Guidance.

Unitary costs metrics were better than the comparative prior quarter and year, due to higher production which reduced the allocation of fixed costs to each ounce of production, and the implementation of cost control initiatives which have begun to positively impact absolute costs, as well as better recovery rates.

Recent improvements made to the processing plant have demonstrated improvements to the recovery rate. Further studies suggest that with additional improvements to the leaching circuit, expected recovery rates could increase and reach up to 94%. Additionally, processing rates continue to benefit from mill optimization initiatives.

At Minera Florida, exploration activities continued at near normal levels in the fourth quarter as COVID-19 related restrictions were effectively managed. 15,779 metres of total drilling in 72 drill holes were completed, testing all planned targets for the year.

Approximately 5,554 metres of infill drilling in 33 drill holes was completed at seven targets, including Fantasma, Fantasma Este, Maqui, Polvorin, VCI-Circular, Don Leopoldo and Patagua Norte, dedicated to converting inferred mineral resources to measured
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and indicated mineral resources. High-grade new intercepts were encountered at the Patagua - Don Leopoldo intersection, from the Fantasma and Fantasma Este, Polvorin and Lazo Polvorin veins.

Exploration drilling in the fourth quarter dedicated to the discovery of new deposits or definition of new inferred mineral resources included approximately 4,901 metres, completed in 27 drill holes, testing the Fantasma, Fantasma Este, Maqui, Polvorin, VCI-Circular, Don Leopoldo, Don Leopoldo Sur and Patagua Norte – Queseria veins. High grade intercepts were returned from Don Leopoldo and Don Leopoldo Sur, developing new targets at depth and to the east of the known zone. At Fantasma Este, drilling successfully traced high-grade ore shoots to the north at depth, and returned further positive results from the Fantasma, Maqui Circular and Satelite VCS veins. Exploratory activity continues to be supported by important surface exploration work, generating new geological interpretations, which was reinitiated during the third quarter following a pause in field activities due to COVID related restrictions. Exploratory scout drilling completed during the fourth quarter totaled 5,324 metres in 12 drill holes, targeting the La Flor Oeste Block.

5.    CONSTRUCTION, DEVELOPMENT AND OTHER INITIATIVES

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

The Company has several construction, development and advanced stage projects underway. Notable progress relating to some of these key initiatives include, but are not limited to the following:

Jacobina, Brazil

The Phase 1 optimization project was completed in June. The project has exceeded expectations, with a higher than planned steady state of approximately 6,800 tpd achieved in both the second and third quarters. The Company has identified opportunities to further optimize the results and recoveries achieved in Phase 1 with a modest investment. Consequently, works commenced in the third quarter for the expansion of the gravity concentration circuit, with commissioning scheduled and on-track for mid-2021 and with an objective to optimize gold recovery at the higher throughput rate.

In addition to the incremental optimization of Phase 1, the Company is advancing the Phase 2 expansion at Jacobina, for an increase in throughput to 8,500 tpd. The Company is currently in the engineering phase, with permitting underway. Included in the mine's expansionary budget in 2021 of $29.0 million, is approximately $18.0 million for the procurement of long-lead items and expansionary development to support the higher throughput to the mill. The throughput increase will be achieved through the installation of an additional grinding line and incremental upgrades to the crushing and gravity circuits. The Phase 2 expansion is expected to increase annual gold production to approximately 230,000 ounces per year, representing a 28% increase from current levels, reduce costs, and generate significantly more cash flow and attractive returns. The Company expects to provide an update regarding capex and development schedule in mid-2021 once studies are finalized to conclude permitting. The Company anticipates that the updated capital costs will not exceed the previously estimated and disclosed $57 million, and it has already begun to incur these costs for long-lead time items. The estimated capital costs of $57 million had been based on an assumed BRL:USD rate of 4.0. The BRL:USD foreign exchange rates are currently higher at over 5.0, and consequently, the Company anticipates that the weaker rates will provide capital cost and operating cost benefits.

Separately, Jacobina is studying the installation of a backfill plant to allow up to 2,000 tpd of tailings to be deposited in underground voids. A concept study was completed in the second quarter, with preliminary results indicating that the project would improve the way in which the Company manages the environment and environmental impact, extend the life of the existing tailings storage facility consequently decreasing future capital investment intensity, and improve mining recovery resulting in an increased conversion of mineral resources to mineral reserves. The placement of backfill in empty stopes would allow for greater recovery of mineralized pillars that otherwise would have been left behind to ensure ground stability. Backfill in strategic higher grade zones would increase mineral reserves with the recovery of those mineralized pillars. In addition, the improvement in ground stability would have a positive impact on dilution. The current backfill system design includes a tailings classification plant, located close to the existing processing plant, and two backfill preparation plants at the João Belo and Morro do Vento mines. The Company is advancing the backfill project to a feasibility study, to be completed by the end of the first quarter of 2021.

Lastly, the Company has also begun a conceptual study on a Phase 3 expansion, which would increase throughput to 10,000 tpd, utilize the existing grinding line, while expanding crushing and leaching circuits and adding additional mining equipment and infrastructure.

Canadian Malartic (50% interest), Canada

The successful ramp-up of the deposit resulted in Barnat declaring commercial production on September 30, 2020. Barnat deposit revenues and costs of production ceased to be capitalized effective October 1, 2020. In addition, DDA associated with the Barnat deposit's capitalized costs commenced on October 1, 2020. Contributions from Barnat are expected to gradually increase throughout 2021. The remaining extension work in the first quarter of 2021 is focused on overburden stripping and topographic excavation continuing according to plan.
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During the fourth quarter, the Company continued to advance studies related to the underground project at Canadian Malartic, which consists of the East Gouldie, Odyssey, and East Malartic zones (collectively known as the Odyssey project).

Following impressive technical study results obtained in early February of 2021, the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic, with first production from the Odyssey South deposit expected in 2023. The technical study outlined robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. Whereas the Company had originally considered a production platform conservatively in the range of 450,000 ounces per year, the mine now supports an expected increased annual gold production of 500,000 to 600,000 ounces on a 100% basis. Further extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. A NI 43-101 technical report for the Canadian Malartic operation is expected to be filed in March 2021 and will include a summary of the Odyssey underground project.

Construction of surface infrastructure and the portal in preparation for development of the ramp started in August of 2020. The Company and its partner completed the construction of the mine office and surface facilities in the fourth quarter, to support the development, and further advanced the development of the exploration ramp into Odyssey and East Malartic. The exploration ramp is designed with the purpose of mining their respective upper zones and providing further exploration access to allow tighter drill spacing to further define the mineral resource base, along with headframe construction and shaft sinking. The new ramp will also provide the ability to carry out bulk sampling of 40,000 tonnes of mineralization. The budget for the ramp is C$15.25 million for 2021 on a 50% basis. Development of the exploration ramp is anticipated to take approximately two years to complete, with the first drilling platform will be established in the third quarter of 2021.

A 2.3 kilometre geotechnical hole in the shaft area has been completed, and detailed engineering has begun in relation to the shaft and headframe. The shaft is envisioned as a 6.4-metre diameter, 1.8 kilometre deep shaft with a hoisting capacity of approximately 20,000 tpd. As noted, the Company’s current expectation is that production from Odyssey South will begin in 2023 from the ramp, while the Company sinks the shaft to East Gouldie, with a goal to start production from East Gouldie in 2027.

About the Odyssey project

Canadian Malartic has been a prolific mining operation for decades. Since 2011, it has been an open pit mine, but it has also been a successful underground operation in previous iterations. One of the strategic rationales behind Yamana's decision to jointly acquire Canadian Malartic from Osisko Mining in 2014 was the potential to significantly extend mine life by transitioning the operation to a future underground mine. Initial underground exploration drilling generated promising results, with the discovery of the East Gouldie zone in 2018 confirming the strong potential for a multi-hundred thousand ounce annual production operation with a decades-long mine life. As of year-end 2020, underground mineral resources have grown to approximately 14.4 million ounces of gold (100% basis) in just six years, including an increase of 4 million ounces from year-end 2019.

The Odyssey project hosts three main underground-mineralized zones, which are East Gouldie, East Malartic, and Odyssey, the latter of which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones. For the purpose of the technical study, mineable stope shapes were generated using a gold price of $1,250 per ounce, consistent with the price used for estimating Canadian Malartic open pit mineral reserves. Mineral resources at East Malartic below 600 metres from surface are not currently included in the technical study. A breakdown of the mineral resources used in the technical study, after dilution and mining recovery, is presented in the table below.

Mineral Resources Included in Odyssey Project Technical Study as of December 31, 2020

Zone	Indicated Mineral Resources			Inferred Mineral Resources
	Tonnes (millions)	Grade (g/t Au)	Contained oz. (millions)	Tonnes (millions)	Grade (g/t Au)	Contained oz. (millions)
East Gouldie	—	—	—	51.95	3.14	5.24
East Malartic	4.59	2.13	0.31	7.84	2.15	0.56
Odyssey	1.52	1.89	0.10	15.19	2.11	1.08
Total	6.18	2.00	0.41	75.90	2.82	6.88

The shallow mineralized zones located above 600 metres below surface will be mined using a ramp from surface. The deeper mineralized zones below 600 metres from surface will be mined with a production shaft.

In December 2020, ramp development was started on the Odyssey project in order to facilitate underground conversion drilling in 2021 and provide access to the Odyssey and East Malartic deposits. At year-end 2020, the ramp had progressed 102 metres, and an additional 2,850 metres of development is planned in 2021, of which 1,500 metres is in the ramp.

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The conceptual mine design in the technical study includes a 1.8-kilometre deep production-services shaft equipped with a Blair hoist for production, a single drum hoist for services, and an auxiliary cage. The hoisting capacity is expected to be approximately 20,000 tpd. The project will also benefit from the existing infrastructure on site such as the tailing storage facilities, the process plant, and the maintenance facilities.

The preliminary mining concept is based on a sublevel open stoping mining method with paste backfill. Longitudinal retreat and transverse primary-secondary mining methods will also be used dependent on mineralization geometry and stope design criteria.

The Odyssey project is expected to be one of the most modernized electric underground mines. All major mobile production equipment (such as trucks, scoop trams, jumbos, bolters, and longhole drill rigs will be electric powered), greatly reducing carbon footprint. On the two main levels with loading pockets, trucks and hammers would be remotely operated 24 hours a day, 7 days a week from a surface control room, greatly increasing equipment utilization.

Production via the ramp is expected to begin at Odyssey South in late 2023, increasing to up to 3,500 tpd in 2024. Collaring of the shaft and installation of the headframe is expected to commence in the second quarter of 2021, with shaft sinking activities expected to begin in late 2022. The shaft will have an estimated depth of 1,800 metres and the first loading station should be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North zones are scheduled to enter production in 2029 and 2030, respectively.

The project is expected to mine 19,000 tpd from the underground from four different mining zones:

•East Gouldie – 12,500 tpd
▪Stope production starts in 2027;
▪Three-year ramp up (2027-2029);
▪Full stope production in 2030 to 2038.

•Odyssey North – 3,500 tpd
▪Stope production starts in 2030;
▪Full stope production in 2031-2038.

•Odyssey South and East Malartic – 3,500 and 3,200 tpd, respectively
▪Odyssey South stope production starts in 2023;
▪Odyssey South full stope production in 2024 to 2027 (3,500 tpd);
▪East Malartic stope production starts in 2028;
▪East Malartic full stope production in 2030 to 2039 (3,200 tpd).

Run-of–mine ore from the open pit will start to decrease in 2023, as the ore production from the underground starts at a rate of 3,000 tpd. The underground should reach full production of about 19,000 tpd by 2031.

Robust Project Economics

Initial expansionary capital of $1.14 billion is expected to be spent over a period of eight years (100% basis), with capital requirements in any given year manageable and fully funded using the Company's cash on hand and free cash flow generation. Additionally, other growth capital expenditures and modest sustainable capital during the construction period total $191.4 million. Gold production during the 2021 to 2028 construction period is expected at 932,000 ounces (on a 100% basis) at cash costs of $800 per ounce. The net proceeds from the sale of these ounces would significantly reduce the external cash requirements for the construction of the project which, assuming the gold price used in the financial analysis for the project, would reduce the projected capital requirements in half.

Average annual payable production is expected to be approximately 545,400 ounces (100% basis) from 2029 to 2039, with total cash costs per ounce of approximately $630 per ounce. Sustaining capital is expected to gradually decline from 2029 to 2039, with an expected average of approximately $55.8 million per year.

The production profile is based on a ramp-up period of six years (2023-2028) followed by 11 years of full production (2029-2039), for a total of 82.1 million tonnes of underground ore processed (100% basis) at an average gold grade of 2.76 g/t, representing approximately 50% of the contained mineral resource gold ounces. On this basis, the after-tax net present value (“NPV”) (at a 5% discount rate) and after-tax internal rate of return (“IRR”) of the Odyssey project are shown at various gold price assumptions in the table below. The cut-off grade used to estimate the mineable inventory is based on a gold price of $1,250 per ounce, while the financial model uses a base case gold price assumption of $1,550 per ounce. Costs are estimated using a Canadian to US Dollar foreign exchange rate assumption of 1.30.

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Odyssey Project Technical Study Sensitives to Gold Price (100% Basis)

Gold Price (USD/oz)	$1,085	$1,250	$1,395	$1,550	$1,705	$1,860	$2,015
NPV 5% (USD millions, after-tax)	$82	$481	$801	$1,143	$1,494	$1,853	$2,212
IRR (%, after-tax)	6%	11%	14%	17.5%	20%	23%	26%

These results demonstrate the expected returns of the Odyssey project after the first decade at full production, highlighting Odyssey as a robust project with significant leverage to higher gold prices and thus supporting the approval for project construction. The results are not intended to reflect the full value of the Odyssey project and extension of mine life beyond 2039 represents significant further upside.

Given the strong underground mining experience of the partners and the experience gained from operating the Canadian Malartic mine since 2014, there is a high degree of confidence in many of the cost assumptions used for the project. While the technical study is considered at a preliminary economic assessment level, the partnership believes that estimates for such things as underground development and mining costs, processing costs, and equipment procurement are more advanced than what would typically be estimated in a preliminary economic assessment level study for a project of this scope. The capital allocation and classification of costs will continue to be refined as the project advances. A preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and, therefore, there is no certainty that the preliminary economic assessment will be realized.

The East Gouldie mineralization is the largest and most profitable deposit due to higher grade and tonnage with more than 70% of the total ounces produced. Exploration drilling at East Gouldie in 2020 totalled 97,000 metres (100% basis), including 25,600 metres in the fourth quarter with multiple mother holes and wedge cuts that resulted in 25 new pierce points in the zone, plus several more in the Odyssey related zones. The intensive drilling program in 2020 has allowed the partnership to increase the inferred mineral resource of the East Gouldie zone by 134% to 6.4 million ounces of gold (100% basis), compared to the initial inferred mineral resource declared at year-end 2019, with an average grade of 3.17 g/t.

The focus of the ongoing diamond drilling campaign from surface is to further define high quality mineral resources by the beginning of 2023 with a drill hole spacing of 75 metres. Improving the geological confidence of the mineral resources is expected to further de-risk future production. With further exploration the Company believes that additional mineralization will come into the mine plan in the coming years.

Odyssey Project Summary
(All numbers are approximate and on a 100% basis)
Estimated Total Production	6,932.0	thousands of gold ounces
Average metallurgical recovery	~95.2%	gold
Average annual gold production
2023	46,600 oz	(825 k. tonnes, 1.84g/t gold)
2024 to 2026 (average per year)	81,500 oz	(1,344 k. tonnes, 1.98g/t gold)
2027	256,200 oz	(2,810 k. tonnes, 2.98g/t gold)
2028	384,600 oz	(3,333 k. tonnes, 3.79g/t gold)
2029 to 2039 (average per year)	545,400 oz	(6,463 k. tonnes, 2.76g/t gold)
Minesite costs per tonne
2023	$93.0	C$/t
2024 to 2026 (average per year)	$77.0	C$/t
2027	$79.0	C$/t
2028	$79.0	C$/t
2029 to 2039 ( average per year)	$61.0	C$/t
Average total cash costs on a by-product basis (including royalties and refining costs)
2023 to 2028	800	US$/oz
2029 to 2039	630	US$/oz
Royalty	5.5%	NSR
Mine life	17	years
Capital Expenditures and Construction Phase Operating Statistics
Initial Capital Expenditures	$1,143.7	million US$ (2021 to 2028)
Gold production	932.0	thousands of gold ounces (2021 to 2028)
Sustaining CAPEX	$55.8	million US$ (2029 to 2039 average per year)
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Breakdown of Capital Expenditures by year
2021	$113.8	million US$
2022	$204.0	million US$
2023	$136.8	million US$
2024 to 2026 (average per year)	$163.8	million US$
2027	$209.0	million US$
2028	$180.3	million US$
Breakdown of Capital Expenditures by category
Shaft & Surface	$478.4	million US$
Mining Equipment	$162.7	million US$
U/G Development & Construction	$502.6	million US$
Subtotal of Initial Capital Expenditures	$1,143.7	million US$
Other Growth Capital Expenditures	$191.4	million US$
Reclamation Costs	$3.9	million US$ for Odyssey Project only

The aforementioned costs do not include any offsetting net proceeds from pre-commercial production. Historically, any net proceeds from pre-commercial production were deducted from development capital expenditures; however, due to amendments to the relevant accounting standard that become effective from 2022, this treatment will not be permitted when accounting for the Odyssey project. Specifically, in May 2020, the IASB issued Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16), which prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of operations.

Permits for Odyssey North and South were granted in 2020 to allow the first phase of the project to begin. At this time, the Certificate of Authorization (“CofA”) for the shaft has not yet been obtained and the CofA for the waste rock management needs to be modified.

A request for a decree amendment, including permits to develop the East Gouldie and East Malartic zones will be sent to the Quebec Ministry of Environment and the Fight Against Climate Change in the first quarter of 2021. If there are no serious hurdles, the project could obtain the necessary approvals from provincial regulators in approximately 12 months. The project team has received a letter confirming that mining the additional zones at the project does not trigger any additional Federal permitting requirements.

Facilitating the Transition from Open Pit Mining

Currently, in the open pit, mining is transitioning from the Canadian Malartic pit to the Barnat pit, which is now in commercial production. Seventy percent of the total tonnes mined in 2021 are expected to come from Barnat. The Canadian Malartic pit will be depleted in the first half of 2023 and waste rock and tailings will be deposited into the pit beginning in 2023.

The operation will progressively shift from open pit to underground mining between 2023 to 2028. To help facilitate this transition, the Company optimized the design of the Barnat pit, adding 290,000 ounces to mineral reserves (100% basis), which will help fill the production gap between 2026 and 2029 as the operation completes the transition to underground mining.

The Partnership is evaluating an additional opportunity to increase production during the transition period by processing low-grade stockpile that is not currently included in mineral reserves. This stockpile is economic at current gold prices and would add an extra 170,000 ounces to planned production on a 100% basis.

MARA Project (Agua Rica and Alumbrera Integration), Argentina

On December 17, 2020, the Company completed the project integration with Glencore International AG and Newmont Corporation and a new partnership was formed to manage, develop and operate the project. The development will be pursuant to the plan contemplated in the agreement and by the partners, and the Agua Rica project will be developed and operated using the existing infrastructure and facilities of Alumbrera in the Catamarca Province of Argentina. Going forward, the integrated project will be known as the MARA Project.

Under the agreement, Yamana, as the sole owner of Agua Rica, and the partners of Alumbrera have created a new Joint Venture pursuant to which Yamana holds a controlling ownership interest in the MARA Project at 56.25%. Glencore holds a 25.00% interest and Newmont holds an 18.75% interest. Yamana will be the operator of the Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, and completion of the Feasibility Study and Environmental Impact Assessment ("EIA") for the MARA Project. A MARA Project Joint Venture Technical Committee has been formed and comprises representatives of the three companies.

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Agua Rica is a large-scale copper, gold, silver and molybdenum deposit located in the province of Catamarca, Argentina, 25 kilometres north of the town of Andalgalá. The project has proven and probable mineral reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore. Mineral resources include 259.9 million tonnes of measured and indicated mineral resources, containing more than 1.6 billion pounds of copper and 954,000 ounces of gold. Additionally, inferred mineral resources of 742.9 million tonnes represent significant upside potential to further define an increase mineral reserves and life of mine.

The integration creates significant synergies by combining existing substantive infrastructure which was formerly used to process ore from the Alumbrera mine during its mine life, including processing facilities, a fully permitted tailings storage facility, pipeline, logistical installations, ancillary buildings, and other infrastructure, with the future open pit Agua Rica mine. The result is a significantly de-risked project with a smaller environmental footprint and improved efficiencies, creating one of the lowest capital intensity projects in the world as measured by pound of copper produced and in-situ copper mineral reserves.

On July 19, 2019 the Company announced the positive results of a pre-feasibility study ("PFS"), underscoring the Integrated Project as being long life and low-cost with robust economics and opportunities to realize further value, including converting economic-grade inferred mineral resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities.

The PFS highlights are:

•Proven and probable copper mineral reserves increased from year-end 2018 by 21% to 11.8 billion pounds and gold mineral reserves increased by 13% to 7.4 million ounces
•Initial long mine life of 28 years
•Annual production for the first 10 full years increased to 533 million pounds of copper equivalent(i) production
•Cash costs decreased to $1.29 per pound and AISC decreased to $1.52 per pound for the first ten years of production
•NPV increased to $1.935 billion and an increased IRR of 19.7%(ii)

(i)Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
(ii)Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

The PFS for the Integrated Project considers the Agua Rica deposit mined via a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 40 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required. The conveyor will extend 35 kilometres to the Alumbrera process plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore in order to produce copper and by-products concentrate, which will then be transported to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy will be studied in the next design phase.

This PFS provides the framework for the preparation and submission of a new EIA to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The Companies began the EIA process in 2019, given the level of significant detail in the PFS.

The Joint Venture Technical Committee advanced optimization studies in late 2019 and early 2020, and is now advancing a full Feasibility Study on the Integrated Project, with updated mineral reserve, production and project cost estimates. It has also obtained a provisional Permit for early exploration works from the local authorities to conduct field work for the Feasibility Study and collect additional information for the Integrated Project EIA. COVID-19 has introduced uncertainty into the timeline relating to the completion of the Feasibility Study, mainly due to environmental permit approvals and field work, although as the permit process is well advanced, work preparation has begun in anticipation of receiving necessary authorizations in normal course. Despite the aforementioned delays, Feasibility Study work is ongoing and key technical results are expected during 2021. While the Company continues to advance the Feasibility Study, it notes that a considerable amount of information in the PFS is already at Feasibility Study level mostly as a result of the Integration Transaction. The full Feasibility report and EIA completion are expected in 2022.

The most recent technical studies have confirmed that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the PFS results. Further tests and studies are scheduled for the Feasibility Study stage to confirm and optimize the concentrate transportation capacity of the pipeline and the mining plan to support higher throughput. In addition, upside opportunities have already been identified by re-sequencing low grade stockpile, and are expected to provide significant further value for the Integrated Project.
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The estimated expenses for the Company to advance the project through the Feasibility Study and EIA are in the range of $20.0 million to $25.0 million for the next three years (Yamana's 56.25% interest), representing a manageable and modest investment in relation to the value creation of advancing the Integrate Project to the next phases of development.

After a strategic review, the Company has concluded that the MARA Project represents an excellent development and growth project which the Company intends to continue to advance through the development process through the Company's controlling interest in the project.

The Company acquired cash and cash equivalents of $222.5 million in the acquisition of Alumbrera.

For further details on the Integration Transaction, critical accounting policies, and critical judgments, please refer to the Company's consolidated financial statements for the year ended December 31, 2020.

OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

A number of projects are underway with a goal of surfacing value from non-producing assets. Notable progress relating to some of these initiatives include, but are not limited to the following:

Acquisition of Wasamac property and Camflo property and mill (Monarch Gold Acquisition)

On January 21, 2021, the Company completed its acquisition of the Wasamac property and the Camflo property and mill (the “Acquisition Properties”) through the acquisition of all of the outstanding shares of Monarch Gold Corporation (“Monarch”) not owned by Yamana. Yamana previously announced that it had entered into a definitive agreement with Monarch Gold on November 2, 2020, to acquire the properties, under a plan of arrangement. In connection with the plan of arrangement, Monarch complete a spin-out (the “Spin-Out”) to its shareholders, through a newly-formed company, Monarch Mining Corporation, of its other mineral properties and certain other assets and liabilities of Monarch (collectively, the “Transaction”).

Under the terms of the Transaction, Monarch shareholders received the following per Monarch share: 0.0376 of a Yamana share; C$0.192 in cash; and 0.2 of a share of Monarch Mining. Yamana issued 11,608,195 Yamana Shares and paid approximately C$59.3 million in cash, for total consideration of approximately C$136.1 million. Yamana’s consideration on close represented a value paid for the Wasamac asset of under $67 per ounce of mineral reserves and under $42 per ounce of mineral resources, based on mineral reserves and mineral resources in the feasibility study noted below and net of Yamana’s existing Monarch interest in Wasamac.

The addition of the Wasamac project to Yamana’s portfolio further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi region, a prolific mining district where Yamana has deep operational and technical expertise and experience. The geological characteristics of the Wasamac ore body suggest it holds the potential to be an underground mine with the potential to achieve the same scale, grade, production, and costs as Yamana’s successful Jacobina mine in Brazil, and it possesses many parallels to the underground project at Canadian Malartic. The Wasamac project consists of a single, continuous shear zone with a consistent grade distribution and wide mining widths, making it amenable to simple, productive, and cost efficient underground bulk mining methods. The deposit has existing proven and probable mineral reserves of 21.45 million tonnes at 2.56 g/t, for total proven and probable mineral reserves of 1.8 million ounces of gold. Mineral resources and proven and probable mineral reserves are supported by a Feasibility Study previously completed by Monarch in 2018 (the “Wasamac Feasibility Study”). The Wasamac Feasibility Study outlined a 6,000 tonnes per day operation with average gold production of 160,000 ounces per year. Costs are expected to be at the lower end of the Company’s profile, providing an improvement to consolidated costs.

There remains excellent potential for significant future exploration success and mineral resource conversion, with the Wasamac deposit remaining open at depth and along strike. Yamana plans to build on the ongoing permitting and social licensing effort carried out by Monarch, applying the Company’s strong ESG framework and best practices, and leveraging the Company’s extensive experience in permitting and proven track record of building strong, respectful, and mutually beneficial relationships with the communities and governments wherever it operates. The Company will target increasing the mineral inventory and perform optimizations to further enhance the project’s value, advance engineering, and de-risk execution, leveraging Yamana’s technical expertise and adhering to the Company’s disciplined capital approach. Building off the work completed to date, Yamana
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plans to commence an exploration and infill drilling campaign and other studies to refine and expand upon the potential of Wasamac and its development alternatives, with an update on these plans to be provided by the third quarter of 2021.

Prior to closing the acquisition of Wasamac, in late 2020 the Company began the process of opening a regional office in the Abitibi region, and hiring personnel to manage the permitting process and related studies to update the feasibility study.

Furthermore, the acquisition aligns with the Company’s strategy for a balanced approach to capital allocation, as discussed in Section 2: Core Business, Strategy and Outlook

Leagold-Equinox Merger and Subsequent Partial Disposal

On December 16, 2019, Leagold and Equinox jointly announced that the companies had entered into a definitive agreement to combine in an at-market merger. On March 10, 2020, the companies announced that the merger had been completed. The combined company continues as Equinox Gold under the ticker symbol “EQX” on both the Toronto Stock Exchange and the New York Stock Exchange.

Immediately prior to the completion of the merger, Yamana owned 20.4% of the outstanding common shares of Leagold. Pursuant to the transaction, Leagold shareholders received 0.331 of an Equinox share for each Leagold share held. This resulted in Yamana owning approximately 9% of the combined company.

Yamana concluded that, as a result of its reduced shareholding, it no longer had significant influence over the investee, and therefore, discontinued accounting for the investment using the equity method from the date of the completion of the merger. Yamana recorded a gain on discontinuation of the equity method of $21.3 million, which is included in other operating income (expenses) for the three months ended March 31, 2020. The investment in Equinox is accounted for as a financial asset at fair value through other comprehensive income.

During the year, the Company sold 13,200,000 shares of Equinox for gross proceeds of C$140.5 million. As at December 31, 2020, Yamana held 6,000,000 Equinox Shares, representing approximately 2.5% of the issued and outstanding Equinox Shares, on a non-diluted basis.

In association with 12,000,000 shares sold in the second quarter, the Company also wrote 6,000,000 warrants for Equinox shares owned by Yamana at an exercise price of C$13.50 for a term of 9 months from the date of issue. Subsequent to year end, 405,000 warrants were exercised and the same number shares disposed of at the exercise price of C$13.50 in association with the units written in the second quarter, for total proceeds of $4.2 million (C$5.5 million), and the remainder of the purchase warrants expired.

Sale of Royalty Portfolio Assets

On May 27, 2020, the Company announced the completion of the sale of its portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project (“DCP”) at the Gualcamayo gold mine (together, the “Royalty Portfolio”) to Nomad Royalty Company Ltd. (formerly, Guerrero Ventures Inc.) (“Nomad”) for total consideration of $64.2 million (the "transaction").

The assets in the Royalty Portfolio sold in the transaction:

•A 1% net smelter return royalty (“NSR”) on gold production and 2% NSR on base metals from the Riacho dos Machados (“RDM”) gold mine operating in Minas Gerais, Brazil;
•A 2% NSR on oxide gold production from the Gualcamayo gold mine operating in San Juan, Argentina, once the operation produces approximately 275,000 ounces from January 1, 2020;
•A 1.5% NSR on production from the DCP at the Gualcamayo gold mine;
•A $30.0 million cash payment receivable upon declaration of commercial production at the DCP; and
•A 2% NSR on production from the Suruca project in Goiás, Brazil.

The fair value of the consideration at closing of the transaction was as follows:

•$10.0 million in cash;
•$10.8 million, being the fair value of the $10.0 million deferred cash payment. The deferred cash payment was measured at fair value due to the convertible nature of the financial instrument and can be converted by the holder into shares of Nomad at C$0.90 per share over a period of two years; and
•$43.4 million in Nomad common shares at a price of C$0.90 per share with a lock-up period of six months from the transaction date.

Following the completion of the sale of the Royalty Portfolio, Yamana held approximately 13% of the outstanding shares of Nomad. As Yamana will be represented on Nomad's board of directors, the Company concluded that it has significant influence over Nomad, and the share position has been accounted for as an investment in associate using the equity method.
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On December 11, 2020, Yamana completed the sale of 22,750,000 Nomad shares via secondary offering for gross proceeds of C$25,025,000. Following the closing of the offering, Yamana holds 43,750,000 Nomad shares, representing approximately 7.75% of the issued and outstanding Nomad shares on a non-diluted basis. Yamana is deemed to hold an additional 14,148,889 Nomad shares under the convertible Deferred Cash Payment, which together with the basic shares owned by Yamana represent 10.01% of the issued and outstanding Nomad shares on a partially-diluted basis.

Suyai, Argentina

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted CAM, a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the biggest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. CAM has successfully led the development of significant construction projects across the country.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all ESG matters, including leading the permitting efforts aimed to advance the project through its different stages of development. As noted, CAM has the right to earn a maximum 40% interest in the resulting joint venture formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to the proportionate expenses, on or before December 31, 2024. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai project. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture.

In the event the project receives approval to proceed, Yamana would oversee its development, applying best industry mining and ESG practices and its experience in project development and operations in southern Argentina. Development of the project would occur under the oversight of a board of directors of the holding company that owns the project with CAM nominating two out of five directors. Yamana would nominate the other directors. The joint venture would entitle each party to its proportion of gold production from the project.

The Company previously completed studies that in addition to redesigning Suyai as a small scale high-grade underground project, evaluated different options for ore processing, which provided favourable project economics.

The preferred option calls for the construction of a processing facility for on-site production of gold and silver contained in a high-grade flotation concentrate, which would be transported by land and by sea to one or more gold smelters world-wide. As only a flotation concentrate would be produced at Suyai, no cyanide or other deleterious chemicals would be used at site. Gold production is expected to reach up to 250,000 ounces annually for an initial eight years.

Agua de la Falda, Chile

The Company continues to pursue development and strategic initiatives for the 56.7% held Agua de la Falda joint venture with Codelco, located in northern Chile, near El Salvador in the Atacama region. While the historical Jeronimo Feasibility Study focused on maximizing gold production from the sulphide deposits, the Company completed the study of a low capital starter-project based on the remaining oxide inventory in heap leach pads and open pits with positive results and quick payback. The Company is also evaluating exploration plans with its partner on the highly prospective claims surrounding the mine, where early-stage targets for both gold and copper mineralization have been identified. Re-logging of historical holes and exploratory drilling support the potential to extend the gold oxide mineralization, as well as the potential for copper/gold deposits within the joint venture claims. Agua de la Falda has processing capacity and infrastructure already installed, and it is in the vicinity of the El Salvador Division of Codelco.

6.    MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators ("NI 43-101"). NI 43-101 sets out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources reports. The Company's mineral reserve and mineral resource reports are reviewed by Sébastien Bernier, P.Geo (Senior Director, Geology and Mineral Resources), who is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by NI 43-101.

For details, refer to the mineral reserve and mineral resource tables contained in the Company's 2020 annual report.

For mineral reserve estimation purposes, the gold price assumption for Yamana operating mines of $1,250 is consistent with prior year. The Company believes that increases in mineral reserves as result of exploration and drilling are a more meaningful
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representation of an ore body rather than the reporting of additional mineral reserves resulting from an increase in mineral reserve estimation gold prices.

The Company's mineral reserves and mineral resources as at December 31, 2020 are summarized in the following tables. Complete information relating to mineral reserves and mineral resources including a complete listing of metal price assumptions, tonnage, grade and recoveries is contained in a complete mineral resource and mineral reserve table accompanying the 2020 annual report available on the Company's website, www.yamana.com.

Proven and Probable Mineral Reserves - Contained Gold (000's of ounces)
Increase
(Decrease)
Total
15,000
12,500
10,000
7,500
5,000
2,500
—
6,777
(175)
314
(98)
5
(22)
6,802
1,767
4,152
1,083
13,803
Yamana Operations 2019
Canadian Malartic (50%)
Jacobina
Cerro Moro
El Peñón
Minera Florida
Yamana Operations 2020
Wasamac (i)
MARA (56.25%) (ii)
Other
Total 2020

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Measured and Indicated Mineral Resources - Contained Gold (000's of ounces)
Increase
(Decrease)
Total
17,500
15,000
12,500
10,000
7,500
5,000
2,500
—
5,700
(312)
424
(87)
107
31
5,862
525
1,245
6,971
14,604
Yamana Operations 2019
Canadian Malartic (50%)
Jacobina
Cerro Moro
El Peñón
Minera Florida
Yamana Operations 2020
Wasamac (i)
MARA (56.25%) (ii)
Other
Total 2020

Inferred Mineral Resources - Contained Gold (000's of ounces)
Increase
(Decrease)
Total
17,500
15,000
12,500
10,000
7,500
5,000
2,500
—
8,051
1,993
88
(19)
115
8
10,235
263
1,222
3,993
15,714
Yamana Operations 2019
Canadian Malartic (50%)
Jacobina
Cerro Moro
El Peñón
Minera Florida
Yamana Operations 2020
Wasamac (i)
MARA (56.25%) (ii)
Other
Total 2020

(i)On January 21, 2021 the Company completed the acquisition of the Wasamac property and the Camflo property and mill through the acquisition of all of the outstanding shares of Monarch Gold not owned by Yamana.
(ii)On December 17, 2020, the Company completed the MARA Project integration agreement with Glencore International AG and Newmont Corporation. The 2020 mineral reserves and mineral resource estimates for MARA reflect Yamana's 56.25% interest, post-integration.

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Mineral Reserves & Mineral Resources Estimates (i)	Contained Gold		Contained Silver		Contained Copper
	(in 000's ounces)		(in 000's ounces)		(in million pounds)
Proven & probable mineral reserves	2020	2019	2020	2019	2020	2019
Canadian Malartic (50%)	2,214	2,389	—	—	—	—
Jacobina	2,807	2,493	—	—	—	—
Cerro Moro	431	529	23,897	30,461	—	—
El Peñón	921	916	29,214	30,238	—	—
Minera Florida	428	450	2,979	3,125	—	—
Yamana Operations proven & probable mineral reserves	6,802	6,777	56,091	63,824	—	—
Jeronimo (57%)	1,082	1,082	—	—	—	—
MARA (56.25%) (ii)	4,152	4,642	56,689	56,689	6,654	7,002
Wasamac (iii)	1,767	—	—	—	—	—
Total proven & probable mineral reserves	13,803	12,501	112,780	120,513	6,654	7,002

Measured & indicated mineral resources
Canadian Malartic (50%)	535	847	—	—	—	—
Jacobina	3,514	3,090	—	—	—	—
Cerro Moro	90	177	6,220	13,809	—	—
El Peñón	765	658	25,541	21,911	—	—
Minera Florida	959	928	5,279	5,389	—	—
Yamana Operations measured & indicated mineral resources	5,862	5,700	37,039	41,109	—	—
Jeronimo (57%)	139	139	—	—	—	—
La Pepa	2,760	2,760	—	—	—	—
Suyai	2,286	2,286	3,523	3,523	—	—
MARA (56.25%) (ii)	1,245	1,019	8,442	8,442	1,383	1,176
Monument Bay	1,787	1,787	—	—	—	—
Wasamac (iii)	525	—	—	—	—	—
Total measured & indicated mineral resources	14,604	13,691	49,004	53,074	1,383	1,176

Inferred mineral resources
Canadian Malartic (50%)	6,883	4,890	—	—	—	—
Jacobina	1,494	1,406	—	—	—	—
Cerro Moro	254	273	8,786	15,542	—	—
El Peñón	850	735	28,138	25,786	—	—
Minera Florida	755	747	3,596	3,517	—	—
Yamana Operations inferred mineral resources	10,235	8,051	40,520	44,845	—	—
Arco Sul	615	646	—	—	—	—
Jeronimo (57%)	161	161	—	—	—	—
La Pepa	620	620	—	—	—	—
Lavra Velha	543	543	—	—	—	—
MARA (56.25%) (ii)	1,222	1,266	21,765	21,765	2,125	2,136
Monument Bay	1,781	1,781	—	—	—	—
Suyai	274	274	575	575	—	—
Wasamac (iii)	263	—	—	—	—	—
Total inferred mineral resources	15,714	13,342	62,859	67,185	2,125	2,136
(i)The assumptions used for mineral reserve and mineral resource estimates as at December 31, 2020 for all operating mines reported in this MD&A were $1,250 per ounce gold, $18.00 per ounce silver, and $1.25 per pound of zinc. Mineral resources are reported exclusive of mineral reserves, using a cut-off grade (or cut-off value) 75% of the one used for mineral reserves. The Arco Sul project mineral resource estimate uses $1,250 per ounce of gold. The Jeronimo project mineral reserve and mineral resource estimates use $900 per ounce of gold. The La Pepa project mineral resource estimate uses $780 per ounce of gold. The Lavra Velha project mineral resource estimate uses $1,300 per ounce of gold, and $3.50 per pound of copper. The Agua Rica project (MARA) mineral reserve estimate uses $1,250 per ounce of gold, $18.00 per ounce of silver, $11.00 per pound of molybdenum, and $3.00 per pound of copper. The Agua Rica project (MARA) mineral resource estimate uses $1,600 per ounce of gold, $24.00 per ounce of silver, $11.00 per pound molybdenum, and $4.00 per pound of copper. The Alumbrera project (MARA) mineral resource estimate uses $1,300 per ounce of gold and $2.83 per pound of copper. The Monument Bay project mineral resource estimate uses $1,200 per ounce of gold. The Suyai project mineral resource estimate uses a 5.0 g/t gold cut-off grade assumption. The Wasamac project mineral reserve estimate uses $1,300 per ounce of gold. The Wasamac project mineral resource estimate uses $1,500 per ounce of gold.
(ii)On December 17, 2020, the Company completed the MARA Project integration agreement with Glencore International AG and Newmont Corporation. The 2020 mineral reserves and mineral resource estimates for MARA reflect Yamana's 56.25% interest post-integration. The 2019 mineral reserves and mineral resource estimates for MARA (comprised of both Agua Rica and Alumbrera) have been recast to reflect Yamana's 56.25% post-integration interests. Prior to integration, Yamana owned 100% and 12.5% of Agua Rica and Alumbrera, respectively.
(iii)On January 21, 2021 the Company completed the acquisition of the Wasamac property and the Camflo property and mill through the acquisition of all of the outstanding shares of Monarch Gold not owned by Yamana.
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Further information by mine is detailed below.

Canadian Malartic including Odyssey, Canada (50%)

At Canadian Malartic, an optimized design of the Barnat pit resulted in an increase in gold mineral reserves, which significantly reduced depletion resulting from production. On a 50% basis, while 325,000 ounces of mineral reserves were depleted through production, the optimized pit design resulted in an increase of approximately 150,000 ounces. This, combined with other small additions, resulted in net depletion of only 175,000 ounces. This allows for approximately half a year of additional mine life from the open pit operation. Underground inferred mineral resources at East Gouldie increased by 3.68 million ounces on a 100% basis as a result of the infill drilling program conducted throughout 2020, while the zone continues to expand at depth. On a 100% basis, the overall underground project has increased to more than 14,000,000 ounces of gold mineral resources, of which approximately 7,300,000 ounces are included in a Preliminary Economic Assessment completed in February 2021. The remaining mineral resources, together with the potential extension of East Gouldie at depth, represents further upside to extend mine life beyond 2040. Additional exploration in the underground project is planned for 2020, including the first drill holes from an underground drill bay off the exploration ramp which commenced in the fourth quarter of 2020.

Jacobina, Brazil

Jacobina replaced 2020 depletion of gold mineral reserves and added approximately 300,000 ounces of additional reserves, based on positive infill drilling results at all mines and especially at Canavieiras Central, where drilling has added indicated mineral resources in the high grade LUT reef and lower grade parallel reefs. Average mineral reserve grade has modestly decreased as a result of such parallel reefs that are considered economical to mine. Operational costs will consequently not be affected by the change in reserve grade. In the short term, the Company expects to continue processing at a grade higher than average mineral reserves grade, as reflected in the 2020 average feed grade of 2.36 g/t. These lower grade mineral reserves also provide opportunities for incremental lower-cost mill feed in excess of the planned throughput rates, in the event that the processing plant optimizations and expansions exceed targeted throughput rates. Measured and indicated mineral resources and inferred mineral resources both increased from year end 2019, with total gold mineral resources and mineral reserves increasing by 823,000 ounces. The continued mineral reserve and mineral resource growth establishes Jacobina as a multi-decade operation and supports the ongoing production growth trend towards 230,000 ounces of gold per year after the implementation of the Phase 2 expansion project. As a result of the exploration success, the Company is now considering further growth opportunities including a potential Phase 3 expansion to 10,000 tpd.

Cerro Moro, Argentina

At Cerro Moro, mineral reserves changed due to 2020 depletion and adjustments to the geological models, partly offset by new mineral reserves at Naty. The model adjustments, as an outcome of increased geological understanding gained from mining of the deposits, together with addition of new lower grade open pit mineral reserves, have resulted in a reduction of average mineral reserves grade. Higher grade intercepts at depth at Zoe and Escondida late in the year are not included in the year-end mineral reserves and mineral resources but will be followed up with drilling in 2021. Although COVID-19 related disruptions impacted the Company’s ability to add new inferred mineral resources in 2020, approximately 56,000 ounces of gold inferred mineral resources have been added as a potential heap leach inventory. Promising metallurgical testing results and conceptual level engineering completed in 2020 demonstrate the potential for a parallel heap leach operation to provide supplementary production to the existing plant and provides a lower cost processing alternative to reduce cut-off grade and convert the expanding inventory of lower grade mineralization that is sub-economic at the current mineral reserves parameters. Drilling will follow up on heap leach targets in 2021 with an objective to build inferred mineral resources.

El Peñón, Chile

El Peñón's gold mineral reserves replaced 2020 depletion as the result of positive infill drilling. This is the third consecutive year that El Peñón gold mineral reserves have replaced depletion of mining, increasing from 764,000 ounces in year-end 2017 to 921,000 ounces in year-end 2020. Gold and silver measured and indicated mineral resources increased by 16% and 17% respectively, compared to the prior year, due to the positive infill drilling results, especially at La Paloma, Pampa Campamento, and Quebrada Colorada Sur, the latter of which is a new vein discovered in early 2020, converted to inferred and then indicated mineral resources throughout the year, and incorporated into the mine plan in 2021. Inferred gold mineral resources also increased by 16%, providing additional targets for infill drilling in 2021. A subset of these inferred mineral resources, subjected to the same economic and mining parameters as mineral reserves, are included in the Company’s 10-year production outlook for El Peñón. Although the average mineral resource grade is lower than mineral reserves grade, the subset of mineral resources included in the mine plan is of similar grades to mineral reserves. This process is demonstrated in the year-end mineral reserves, where the inferred mineral resources converted to mineral reserves in 2020 are higher than average reserves grade and the new inferred mineral resources added throughout the year are also higher than average grade. The ongoing exploration success and
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mineral reserves replacement at El Peñón continues to extend the mine life of the operation, which is entering its 22nd year of production, and unlocks opportunities for sustainable production growth with minimal capital investment.

Minera Florida, Chile

At Minera Florida, mineral reserves changed due to depletion from mining, partially offset by additions as a result of positive drilling results at Pataguas and Don Leopoldo. Indicated and inferred mineral resources increased by 30,000 ounces and 9,000 ounces of gold respectively. Due to COVID-19 impacts, drilling of several zones that was planned for earlier in the year was postponed to the fourth quarter and is therefore not included in the year-end mineral resource and mineral reserves statements.

Agua Rica, Argentina

Following the completion of the Integration of the Agua Rica Project and the Alumbrera plant and related infrastructure in December 2020, mineral resources and mineral reserves for the MARA Project are now included in total mineral resources and mineral reserves on a 56.25% basis. Agua Rica open pit mineral reserves of 6,654 million pounds copper and 4,152,000 ounces gold on a 56.25% basis are based on the 2020 pre-feasibility study and represent a mine life of 28 years with annual production averaging 533 million pounds of copper equivalent in the first 10 years on a 100% basis. Exclusive mineral resources and exploration potential presents further upside, including in-pit inferred mineral resources that are currently considered as waste in the mine plan. Alumbrera mineral resources are constrained to open pit shells as potential pushbacks to the existing Alumbrera and Bajo El Durazno pits and are currently being assessed as a potential starter project during construction of Agua Rica.

Wasamac, Canada

The Wasamac project is included in the Company’s mineral resource and mineral reserves statement for the first time, following the acquisition of the project on January 21, 2021. Mineral reserves are unchanged from the feasibility study conducted by Monarch Gold in 2018 and are based on an underground long hole stoping mining method using a gold price assumption of $1,300 per ounce. The gold mineral reserves of 1.8 million ounces supports a planned production rate of approximately 160,000 ounces of gold per year over a mine life of 11 years. Mineral resources are also unchanged from those reported in the 2018 feasibility study, except mineral resources are now reported exclusive of mineral reserves, consistent with the Company’s reporting methodology. The Company is reviewing mineral resources and mineral reserves as part of the feasibility study update, planned for completion in the third quarter of 2021.

7.    EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The Company has built significant land positions including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets, and it is pursuing advancing this portfolio of exploration projects in these countries. This effort allows for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. The following are key elements and objectives of the generative exploration program:

•Target the Company’s most advanced exploration projects while retaining the flexibility to prioritize other projects in the portfolio as and when merited by drill results.
•Add new inferred mineral resources of at least 1.5 million ounces of gold equivalent within the next three years to move at least one project towards a preliminary economic assessment.
•On a longer term basis, advance at least one project to a mineral inventory that is large enough to support a mine plan demonstrating positive economics with annual gold production of approximately 150,000 ounces for at least eight years.
•Advance both gold-only and copper-gold projects and, in the latter case, consider joint venture agreements aimed at increasing mineral resource and advancing the project to development while Yamana maintains an economic interest in the project.
•Evaluate the acquisition or investment on prospective exploration opportunities companies that align with Yamana’s objectives for capital allocation and financial results, jurisdiction quality, geology and operational expertise.

The generative exploration program is first focusing on the most advanced projects in Yamana’s portfolio while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. These project stages are categorized and defined as follows:

•Tier One - Projects with well-defined gold mineral resources and opportunities to grow to a potentially economic threshold in the next three years.
•Tier Two - Projects that have achieved significant drill intercepts and whose geology along with other factors support rapid resource growth.
•Tier Three - Highly prospective projects with known mineralization defined with rock and soil geochemistry that warrant future drill testing.

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The Company is confident that its exploration pipeline includes projects that can meet its shorter-term objective of at least one project achieving 1.5 million ounces of gold in the inferred mineral resource category within three years as well as its longer-term objective of building at least one gold mineral resource that can support a mine with annual production of approximately 150,000 ounces per year for at least eight years.

The Company is focusing its exploration activities in part on the large land positions held within the Company, including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets and can leverage its technical and operational expertise, and it is pursuing advancing this portfolio through exploration projects in these countries. This effort will allow for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. In the current high market valuation environment of high-profile gold exploration projects, the Company feels it is timely and prudent to advance its in-house exploration assets.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities should be funded through internal resources, meet minimum return levels that well exceed cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

Exploration Expenditures

For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars)	2020	2019	2020	2019
Exploration and evaluation capitalized (i)	$21.0	$13.9	$57.6	$60.4
Exploration and evaluation expensed (ii)	6.0	3.3	15.1	10.3
Total exploration and evaluation expenditures	$27.0	$17.2	$72.7	$70.7
(i)Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets. Details by mine can be found in the Capital Expenditures table in Section 1: Highlights and Relevant Updates.
(ii)Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

During the fourth quarter, exploration drilling and other field activities continued to ramp up in most jurisdictions as responses to COVID-19 restrictions were managed. Drilling activities continued in Brazil at Ivolandia to expand the near surface oxide targets, and drilling was reinitiated at Lavra Velha and Borborema, as described in more detail below. Exploration drilling was also initiated at Jacobina Norte during the fourth quarter. Exploration in Chile in the fourth quarter included RC scout drill testing at several early-stage projects near the El Peñón mine. Exploration in Argentina was limited due to travel restrictions, but drilling in 2021 is planned to test breccia-related high-sulphidation epithermal gold targets on the Company’s Las Flechas property. At Monument Bay, Manitoba, an initial Phase I deep drilling program was completed, designed to test the down plunge projections of modeled, plunging high-grade zones at the Twin Lakes deposit.

Monument Bay, Canada

The Monument Bay deposit is hosted in the Stull Lake Greenstone Belt, comprising three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold mineralization occurs along the steeply north-dipping, regional-scale Twin Lakes Shear Zone and the lesser-explored, adjacent AZ Shear Zone.

The focus of the current exploration program is the advancement of the Twin Lakes resource. Beyond the Twin Lakes deposit, the large Monument Bay land package is largely under-explored. A smaller but important component of the current exploration plan at Monument Bay is the continued evaluation and advancement of secondary targets on the property.

Exploration at Monument Bay during the fourth quarter continued to advance the evaluation and definition of high-grade ore shoots at depth at the Twin Lakes resources as part of an assessment considering the project as an underground mine. Approaching the Twin Lakes deposit as a potential underground project is an economically attractive alternative to the open pit scenario with lower capital (due to the higher investment required to develop a large tonnage, low grade, open pit mine), reduced environmental footprint, and clear upside exploration potential. The current drill program is designed to test the depth extent of several well-defined high-grade zones along a four kilometre strike length of the deposit. Shallow diamond drilling during the first half of 2020 confirmed the continuation and orientation of higher-grade mineralization and provided targets for follow up drilling at depth. Although startup of the 2020 summer field activity at Monument Bay was impacted by COVID-19 restrictions, the drilling
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program testing the depth extension of high-grade shoots at Twin Lakes was initiated in the previous quarter and a COVID-abbreviated 3-hole Phase I program completed in late fourth quarter. During the quarter two diamond drill holes were completed totaling 1,690 metres. All three Phase I drill holes at Twin Lakes intersected the mineralized zone and associated felsic dyke, however, overall assays were lower than anticipated. Drilling will continue in early 2021.

Domain, Canada

The Domain project is located near Oxford Lake in northeast Manitoba, comprising a 20,000-hectare property that is 100%-controlled by the Company. Interpretation of regional airborne magnetics together with government geological survey till geochemistry support a highly prospective environment for folded iron formation hosted gold. The Company's property surrounds three claims totaling 576 hectares that are under a joint venture agreement with Capella Minerals Limited, which holds a 29.6% interest. The joint venture claims cover an area of historic drilling with significant gold intercepts hosted by iron formation that includes intervals reported by Rolling Rock Resources in 2008 and New Dimension Resources in 2017.

The Company recently signed an exploration agreement with the Bunibonibee Cree Nation (“BCN”) that provides a framework for a cooperative, mutually respectful agreement supporting the advancement of exploration within the Traditional Territory of the BCN while providing employment and business opportunities to the BCN. Yamana is in the planning stages of a work program for the property, and pending conclusion of community consultation and permitting, exploration work is anticipated to begin in early 2021.

Lavra Velha, Brazil

Lavra Velha is a near surface advanced Tier 1 exploration project located in the Lavra Velha district in Brazil’s Bahia state. Surface work and drilling has defined significant gold mineralization, building on the 2013 inferred mineral resource of 3.93 million tonnes at 4.29 g/t for 543,000 ounces of gold. The defined Lavra Velha deposit consists of shallowly dipping near surface mineralization that may be amenable to low capital intensity open pit mining and heap leaching. Metallurgical studies are ongoing. Exploration has defined numerous additional gold anomalies in soil and rock which will be drill tested as part of the program. There are significant drill targets on the 55,000-hectare property, and Lavra Velha represents one of the most immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to date and drilling following the initial mineral resource estimate. Further, Lavra Velha is highly prospective to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low capital cost, low operating cost operation.

In the fourth quarter, the near surface resource expansion and exploration program continued at the Lavra Velha Sul/SW target. Drilling in the quarter also tested regional targets, including Carrapicho, Lavra Velha Oeste, Flanco Leste and Mata. In total, 2,482 metres were completed in 20 drill holes, bringing the total drilling in 2020 on the project to 4,820 metres in 39 holes. Four drill holes totaling 515 metres were completed at Lavra Velha Sul/SW testing extensions and better defining the geometry of the system. Exploratory drilling tested surface anomalies at Flanco Leste, Mata and a possible eastern extension of the Lavra Velha deposit with 1,786 metres completed. Surface work included stream sediment sampling to develop new district targets returning positive results in multiple areas. Drill testing of multiple targets will continue in 2021.

Jacobina Norte, Brazil

The Jacobina Norte project, located in Brazil’s Bahia state just nine kilometres north of the Jacobina mine, is one of Yamana’s most promising, wholly-owned advancing exploration projects. The Company controls 78,000 hectares that cover over 150 kilometres of strike extent of the Serra do Corrego Formation, which hosts paleoplacer gold mineralization at the Jacobina mine. Surface exploration along strike has defined mineralization at Jacobina Norte where surface sampling and historic shallow drilling of mineralized reefs along a 15-kilometre trend have defined significant gold grades.

Historic drill results in a restricted part of the Jacobina Norte area reported four intercepts with grades and widths that indicate a strong exploration target. Once a mineral resource is identified for Jacobina Norte, the Company will evaluate if the area is best developed as a standalone mine or as a source of additional mine feed to the existing Jacobina plant. The southernmost section of Jacobina Norte (the Serra Branca target) is located just nine kilometres north of Canavieiras Norte within the existing Jacobina mine infrastructure.

The experience at the Jacobina mine leads the Company to conclude that there is a strong possibility over the next decade of a second Jacobina-type mine along the concession owned by Yamana near the current Jacobina mine. Further, the concessions extend well beyond the Jacobina mine and Jacobina Norte, which creates excellent opportunities for further prospects.

Surface work in 2020 has defined a 4.3 kilometre trend at Barrocão Velho, a high priority target with surface workings and exposures of mineralized reefs with very limited drilling tests. Exploratory drilling on this target was initiated late in the third quarter and continued through the fourth quarter, with two drill holes totaling 957 metres completed. Assays from the first drill hole were negative with low gold grades, however drill data was used to define possible ore shoot geometry and a second hole is in progress to test the likely down plunge extent of significant surface mineralization. The drill results to date confirm the
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continuity of multiple favourable conglomerate horizons to depth and has encountered reefs with strong oxidation, boxwork and favourable pebble size distribution. Additional work in the quarter included detailed mapping along the Angicos-Barrocao Velho trend (4.5 kilometre) and Santa Cruz trends (3.5 kilometre) with paleochannel analyses to better support exploratory drilling. Additionally, 1,786 surface samples were collected during the fourth quarter.

Borborema, Brazil

The Borborema project is a 25,000-hectare land package in the Borborema district in Brazil’s Pernambuco state. The project is located in a Proterozoic magmatic arc environment that is similar to the belt hosting the Chapada mine, a large copper-gold mine developed by Yamana, put into production in 2007 and disposed of in 2019.

Originally explored for narrow high-grade gold veins, exploration at Borborema also identified strong copper–gold anomalies in both rocks and soils. Initial drill testing of the São Francisco anomaly in 2019 generated very high grade near surface copper (gold) intercepts from massive sulphide mineralization. Notable drill intercepts, previously reported in the February 20, 2020 press release 'Yamana Gold Provides Update on Its Generative Exploration Program', with greater than 5% copper include: 3.66 metres at 0.58 g/t of gold and 7.14% copper (12.33 g/t gold equivalent) (starting at 90 metres down hole); 2.97 metres at 0.40 g/t of gold and 7.20% copper (12.25 g/t gold equivalent) (starting at 44.18 metres down hole); and 7.50 metres at 0.35 g/t of gold and 6.41% copper (10.90 g/t gold equivalent) (starting at 70.37 metres down hole). True widths are not interpreted at this time.

COVID-19 related delays limited exploration in early 2020 but exploration drilling was restarted in mid-August and continued in the fourth quarter. Drilling in the fourth quarter totaled 2,655 metres in 14 drill holes, targeting extensions of the São Francisco target and regional anomalies in the wider São Francisco area. Assay results are pending for step out drilling at São Francisco, however massive and disseminated copper sulphides were intersected in drilling up to 1,200 metres east along strike of the main São Francisco target area, indicating a significant strike extension is available for further exploration.

While the Company will continue to advance Borborema, the project is primarily a high-grade copper deposit with some gold and zinc. As such, Borborema represents an excellent opportunity for a joint venture pursuant to which Yamana would continue to benefit and create value while it maintains its focus on its precious metals opportunities. Several other well-defined copper gold soil and rock anomalies were tested with initial drill holes during the fourth quarter, intersecting significant areas of alteration associated with anomalous gold and copper values in multiple holes. Drill testing of the São Francisco target and other anomalies on the property will continue in early 2021.

8.    FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	December 31, 2020	December 31, 2019
Cash and cash equivalents	$651.2	$158.8
Current assets (including cash and cash equivalents)	917.9	401.6
Non-current assets	7,504.9	6,715.6
Total assets	$8,422.8	$7,117.2
Current liabilities (excluding current portion of debt)	441.8	352.2
Non-current liabilities (excluding long-term debt)	1,814.9	1,497.2
Debt (current and long-term)	993.8	1,047.9
Total liabilities	$3,250.5	$2,897.3
Equity attributable to Yamana Gold Inc. equity holders	4,346.3	4,185.2
Non-controlling interests	826.0	34.7
Total equity	$5,172.3	$4,219.9
Working capital (i)	$476.2	$(6.7)
Net debt (ii)	$565.7	$889.1
(i)Working capital is defined as the excess of current assets over current liabilities, which includes assets and liabilities classified as held for sale when applicable.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 12: Non-GAAP Performance Measures.

Total assets were $8.4 billion as at December 31, 2020, compared to total assets of $7.1 billion as at December 31, 2019. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

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Total liabilities as at December 31, 2020, were $3.3 billion compared to $2.9 billion as at December 31, 2019. The Company's liability base is primarily comprised of non-current liabilities such as long-term debt, deferred tax liabilities, and decommissioning and restoration liabilities. Other significant liabilities include: trade payables, current income taxes payable, and provisions.

Cash and Working Capital

Cash and cash equivalents were $651.2 million as at December 31, 2020, compared to $158.8 million as at December 31, 2019. The Company has sufficient cash on hand, available credit and liquidity to fully manage its business. Cash balances include cash acquired on the integration of the Agua Rica project with the Minera Alumbrera plant and infrastructure in the fourth quarter of 2020, with a December 31, 2020 balance of $223.1 million. The Company had working capital of $476.2 million as at December 31, 2020, compared to a working capital deficit of $6.7 million at December 31, 2019.

Net change in working capital movement was a cash outflow of $25.9 million for the three months ended December 31, 2020. Working capital for the quarter was impacted by several items including:
•A decrease related to the build-up of finished goods inventory in relation to production exceeding sales due to the timing of scheduled pickups at mines at the end of the fourth quarter. This is expected to normalize in 2021, predominantly in the first quarter.
•A decrease related to the normalization of accounts payable balances in the fourth quarter, related to a third quarter buildup due to the timing of payable runs in relation to September 30, 2020, more than offset by an increase related to the build-up of year-end accruals.
•A decrease related to the timing of collection of indirect tax credit recoverables and payments related to prepaids and advances.
•A decrease related to partial repayments of export credit facilities.

Net change in working capital movement was a cash outflow of $70.9 million for the year ended December 31, 2020. Working capital for the year was impacted by several items including:
•A decrease related to the build-up of inventory. Production exceeded sales due to the timing of scheduled pickups at mines at the end of the fourth quarter. In addition, the Company carries more material and supplies inventory at December 31, 2020 as assurance while operating during the pandemic. The higher inventory levels resulted in a working capital build-up, of which the component related to increased product inventory is expected to normalize in 2021, predominantly in the first quarter.
•A decrease related to the timing of collection of indirect tax credit recoverables and payments related to prepaids and advances.
•A decrease representing the normalization of payables and accruals that had built up at the end of the fourth quarter of 2019 to levels above those that are considered customary, due to the timing of receipts of certain invoices.
•A decrease related to partial repayments of export credit facilities.

Debt and Net Debt(i)

Total debt was $993.8 million as at December 31, 2020, compared to $1,047.9 million as at December 31, 2019, and net debt(i) as at December 31, 2020, was $565.7 million compared to $889.1 million as at December 31, 2019. The decrease in total debt is attributable to the repayment of a series of senior notes that became due in March 2020.

Net debt(i) decreased by $53.4 million and $323.4 million during the fourth quarter and year ended 2020 respectively, to $565.7 million, further advancing the Company's objective of achieving a positive net cash(i) position, which is now well ahead of schedule. Net debt is presented excluding cash acquired on the integration of the Agua Rica project with the Minera Alumbrera plant and infrastructure in the fourth quarter of 2020, with a December 31, 2020 balance of $223.1 million. The Company has achieved its financial management objective of a leverage ratio of net debt to EBITDA(i) of below 1.0x when assuming a bottom-of-cycle gold price of $1,350 per ounce, underscoring the Company’s significant financial flexibility and best-in-class financial position. The continued potential monetization of various non-producing assets provides further opportunities to reduce debt levels and leverage. The Company recognizes that there is significant value in such assets, which would be more than the total amount of outstanding debt, and along with cash flows, the Company has more than sufficient resources to further reduce outstanding debt, thereby further improving financial flexibility and providing more opportunity for enhanced value and returns for shareholders. The Company accomplished the sale of the royalty portfolio, the sale of Equinox shares in the second and third quarters of 2020, and the sale of Nomad shares in the fourth quarter of 2020, with the above objectives in mind.

For a cautionary note on non-GAAP performance measures and a reconciliation from debt to net debt(i), refer to Section 12: Non-GAAP Performance Measures.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities.

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As at December 31, 2020, the financial resources available to the Company for meeting its financial obligations include $750.0 million from its revolving credit facility.

The Company’s near-term financial obligations include financial commitments of $126.6 million. The Company has no pending scheduled debt repayments.

The Company remains committed to maintaining amongst the strongest financial position in the industry and continues with its objective of achieving a positive net cash(i) position.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 12: Non-GAAP Performance Measures.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars)	2020	2019	2020	2019
Cash flows from operating activities	$181.5	$201.7	$617.8	$521.8
Cash flows from operating activities before net change in working capital (i)	$207.4	$176.6	$688.7	$590.5
Cash flows from (used in) investing activities	$136.3	$(96.4)	$51.4	$432.0
Cash flows used in financing activities	$(141.0)	$(46.9)	$(175.9)	$(892.5)
Net free cash flow (i)	$118.9	$123.2	$455.7	$321.5
(i)A cautionary note regarding non-GAAP performance measures is included in Section 12: Non-GAAP Performance Measures.

Operating Activities

Net cash flows from operating activities before net change in working capital for the three months ended December 31, 2020 were 17% higher than the comparative quarter in 2019, primarily as a result of higher gross margins recognized as a result of increased metal prices; however, a significant increase in the cash outflow from the net change in working capital compared to the comparative quarter resulted in lower net cash flows from operating activities in the current quarter.

The increase in net cash flows from operating activities for the year ended December 31, 2020 compared to 2019 is also largely attributable to higher gross margins recognized on sales as a result of increased metal prices, which more than offset the lower sales volumes in the period.
Investing Activities

Net cash inflows from investing activities were $136.3 million in the three months to December 31, 2020 compared to net cash outflows of $96.4 million in the comparative quarter.

Net cash inflows in the current quarter included $222.5 million of cash acquired on the acquisition of Alumbrera pursuant to the Agua Rica-Alumbrera Integration Transaction, which was partially offset by capital expenditures of $95.2 million during the quarter. Net cash outflows in the comparative quarter were comprised largely of capital expenditures of $85.8 million. The increase in capital expenditures from the prior quarter was primarily attributable to work on the exploration program at Canadian Malartic, where the Company continues to advance studies related to the underground project as discussed in Section 1: Highlights and Relevant Updates.

For the year ended December 31, 2020, net cash inflows from investing activities were $51.4 million compared to net cash inflows of $432.0 million in 2019.

Net cash inflows in the current year included the cash acquired on the acquisition of Alumbrera as discussed above, proceeds from the sale of certain assets, including $102.4 million received on the sale of Equinox Gold shares held by the Company and $10.0 million, being the cash component of the consideration receivable on the sale of the royalty portfolio assets partially offset by capital expenditures of $273.7 million, Net cash inflows in the comparative period were primarily derived from $800.0 million in cash proceeds received on the sale of the Chapada mine, partially offset by capital expenditures of $331.7 million. The decrease in capital expenditures was largely attributable to the absence of the Chapada mine in the current year,

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended December 31, 2020, cash outflows used in financing activities included the repayment of the final $100.0 million of the $200.0 million draw down on the Company's revolving credit facility during the first quarter, as discussed above, as well as interest payments on long-term debt of $21.3 million (2019: $22.8 million) and dividend payments of $16.6
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million (2019: $9.4 million). The decrease in interest payments was attributable to a decrease in interest expense in 2020, given the $56.2 million of senior notes repaid in the first quarter. The increase in dividend payments resulted from the increase in the dividends declared compared to the comparative period.

In the year ended December 31, 2020, net cash flows used in financing activities included the drawdown and subsequent repayment of $200.0 million on the revolving credit facility and the repayment of $56.2 million of senior notes that became due in March 2020. Net cash flows used in financing activities in 2019 included the retirement of $800.0 million in debt in the third quarter in connection with the sale of the Chapada mine. Other financing activities in the current year included interest payments of $54.9 million (2019: $84.4 million), dividend payments of $53.0 million (2019: $23.7 million) and cash inflows of $7.4 million, being net proceeds from the issuance of flow-through shares during the third quarter. The increase in dividend payments resulted from the increase in the dividends declared compared to the comparative period as noted in Section 1: Highlights and Relevant Updates. Also included in financing activities for the year ended December 31, 2020

Net Free Cash Flow

The Company generated net free cash flow of $118.9 million in the fourth quarter of 2020, comparable to the net free cash flow of $123.2 million in the fourth quarter of 2019.

The Company generated net free cash flow of $455.7 million in the year ended December 31, 2020, representing a 41.7% increase compared to net free cash flow of $321.5 million in the same period of 2019. The change is driven largely by strong gross margins due to favorable metal price increases with stable costs across the operations, despite the challenges encountered during the period as a result of COVID-19, as well as lower interest and other finance expenses paid in connection with lower debt levels.

For a cautionary note on non-GAAP performance measures and a reconciliation from cash flows from operating activities to net free cash flow, refer to Section 12: Non-GAAP Performance Measures.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	December 31, 2020	December 31, 2019
Shareholders’ equity	$5,172.3	$4,219.9
Debt	993.8	1,047.9
	6,166.1	5,267.8
Less: Cash and cash equivalents	(651.2)	(158.8)
	$5,514.9	$5,109.0

In order to maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2020, including the impact of IFRS 16 in capital and other financial commitments, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total (i)
Debt
Repayment of principal	$—	$431.5	$287.4	$282.9	$1,001.8
Interest	50.3	78.2	33.2	25.6	187.3
Capital and other financial commitments	45.2	32.7	6.2	—	84.1
Environmental rehabilitation provisions	31.1	53.5	27.8	414.7	527.1
Total contractual obligations and commitments	$126.6	$595.9	$354.6	$723.2	$1,800.3
(i)Additionally, as at December 31, 2020, the Company had outstanding letters of credit totalling $66.4 million (C$84.6 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, $20.1 million and $13.7 million representing reclamation guarantees related to the Company's Chilean mines and US properties respectively, $21.1 million representing security guarantees in Brazil and $2.0 million representing guarantees for fuel supply at Cerro Moro. The Company's MARA Project also had outstanding bank guarantees for reclamation obligations totalling $55.6 million, for which an equivalent amount of cash collateral had been posted.

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OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	February 5, 2020	December 31, 2020
Common shares issued and outstanding	964,261	952,621
Share options outstanding	256	256
Restricted share units	3,123	2,494

9.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Company’s latest available Annual Information Form. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended December 31, 2020, except as noted below:

METAL PRICE RISK

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold and silver. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

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The following chart summarizes one-year movements in the US Dollar price of gold (source: LBMA PM gold price):

Gold Price - Market Update

For the quarter ended December 31, 2020, spot gold prices averaged $1,874 per ounce, representing an increase of 27% compared to $1,481 per ounce in the fourth quarter of 2019. Prices ranged between $1,763 and $1,941 per ounce during the fourth quarter of 2020. As at December 31, 2020, the closing price was $1,888 per ounce.

Gold prices moved higher at the beginning of the fourth quarter of 2020, before falling precipitously in November with news surrounding the COVID-19 vaccine. Prices recovered to end the quarter relatively unchanged. Loose monetary policies combined with many governments facing challenging fiscal situations and elevated levels of debt, along with rising inflation expectations, should be supportive of gold over the longer term. In the short-term, gold prices are likely be driven by the US Dollar and real yields, global monetary policy and fiscal stimulus, and financial market volatility.

Central banks continue to be net buyers in 2020. Turkey, India and Russia are notable buyers. Global ETF holdings saw a rise in total ounces held in the fourth quarter of 2020, reaching an all-time high.

CURRENCY RISK

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais, Argentine Pesos, Chilean Pesos and Canadian Dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.
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US Dollar - Market Update

The following chart summarizes one-year movements in key currencies vis-à-vis the US Dollar (source: Bloomberg):
The Brazilian Real, Argentine Peso and the Chilean Peso all weakened against the US Dollar, while the Canadian Dollar strengthened, during the three months ended December 31, 2020, compared to the same quarter of 2019. In the short term, these currencies will continue to be impacted by specific regional events and COVID-19 economic impacts. As a flight to safety, the performance of the US Dollar will be driven by economic and financial market shocks.

	Average Exchange Rate						Period-end Exchange Rate
	For the three months ended December 31,			For the year ended December 31,			As at December 31,	As at December 31,
	2020	2019	% (i)	2020	2019	% (i)	2020	2019	% (i)
USD-CAD	1.3030	1.3200	-1.3%	1.3412	1.3269	1.1%	1.2732	1.2988	-2.0%
USD-BRL	5.3964	4.1173	31.1%	5.1558	3.9451	30.7%	5.1967	4.0307	28.9%
USD-ARG	80.081	59.387	34.8%	70.6514	48.2446	46.4%	84.150	59.890	40.5%
USD-CLP	761.96	755.98	0.8%	792.17	703.25	12.6%	710.95	748.74	-5.0%
(i)Positive variance represents the US Dollar Increase in value to the foreign currency.

As at December 31, 2020, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price (i)	Average put strike price (i)	Total (ii)
Brazilian Real to USD
January 2021 to June 2021	R$3.85	R$4.31	R$ 93.0 million
(i)R$ = Brazilian Reais
(ii)Evenly split by month.

In addition, as at December 31, 2020, the Company had forward contracts as follows:

	Average forward price (i)	Total (ii)
Brazilian Real to USD
January 2021 to June 2021	R$4.07	R$ 93.0 million
(i)R$ = Brazilian Reais
(ii)Evenly split by month.

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In January 2021, the Company entered into the following additional derivative contracts to hedge against the risk of increases in the value of foreign currencies in several jurisdictions:

•Canadian Dollar to USD: Forward contracts with monthly notional maturities of C$20.0 million from February to December 2021, at an average forward price of C$1.2703 (total notional of C$220.0 million);
•Chilean Peso to USD: Forward contracts with monthly notional maturities of CLP$9.3 billion from February to December 2021, at an average forward price of CLP$736.80 (total notional of CLP$102.3 billion);
•Brazilian Real to USD: Zero-cost collars with monthly notional maturities of R$16.0 million from July 2021 to December 2022 with an average call strike price of R$5.25 and an average put strike price of R$5.71 (total notional of R$288.0 million), and forward contracts with monthly notional maturities of R$16.0 million from July 2021 to December 2022 at an average forward price of R$5.4925 (total notional of R$288.0 million).

INFECTIOUS DISEASE RISK

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergencies measures in response to the threat or existence of an infectious disease. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. The estimates of management are considered reasonable at this time, however, the full impact of the effects these conditions on mining operations or financial results may vary significantly due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on the Company’s business, financial condition and results of operations. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

10.    CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

11.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The significant accounting policies applied are described in Note 3 to the Company's consolidated financial statements for the year ended December 31, 2020.

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended December 31, 2020 are disclosed in Note 4 to the Company's consolidated financial statements for the year ended December 31, 2020.

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12.    NON-GAAP PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net debt;
•Net free cash flow;
•Average realized price per ounce of gold/silver sold; and
•Average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and
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amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities but net of by-product revenue credits from sales of copper and zinc.

The following tables provide detailed reconciliations from costs of sales to cash costs and AISC, for the years ended December 31, 2020, and December 31, 2019.

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Reconciliation of Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended December 31, 2020			For the three months ended December 31, 2019
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Total GEO	Non-Sustaining	Total	Total GEO	Other Mines & Non-Sustaining
Cost of sales excluding DDA (i)	$166.8	$166.8	$—	$169.4	$169.1	$0.3
DDA (i)	112.5	112.5	—	119.0	119.0	—
Total cost of sales	$279.3	$279.3	$—	$288.4	$288.0	$0.3
DDA	(112.5)	(112.5)	—	(119.0)	(119.0)	—
Total cash costs	$166.8	$166.8	$—	$169.5	$169.1	$0.3
AISC adjustments:
General and administrative expenses	23.4	23.4	—	19.3	19.3	—
Community costs in other operating expenses	1.9	1.9	—	0.9	0.9	—
Reclamation & remediation - accretion & amortization	5.8	5.8	—	5.3	5.3	—
Exploration capital expenditures	21.0	11.8	9.2	13.9	11.7	2.2
Exploration and evaluation expenses	6.0	3.5	2.5	3.3	1.9	1.4
Sustaining capital expenditures	47.8	47.8	—	46.6	46.6	—
Leases (IFRS 16 Adjustment)	4.8	4.8	—	6.1	6.1	—
Total AISC		$265.7			$260.8
GEO sold (ii)(iii)		246,955			257,904
Cost of sales excl. DDA per GEO sold		$675			$656
DDA per GEO sold		$455			$461
Total cost of sales per GEO sold		$1,131			$1,117
Cash costs per GEO sold		$675			$656
AISC per GEO sold		$1,076			$1,011

Cash Cost & AISC Reconciliation - Total	For the year ended December 31, 2020			For the year ended December 31, 2019
(In millions of US Dollars except GEO and per GEO amounts)	Total	Total GEO	Non-sustaining	Total	Total GEO	Other Mines & Non-Sustaining
Cost of sales excluding DDA (i)	$614.1	$614.1	$—	$782.8	$671.7	$111.1
DDA (i)	395.0	395.0	—	471.7	459.7	12.0
Total cost of sales	$1,009.1	$1,009.1	$—	$1,254.4	$1,131.4	$123.1
DDA	(395.0)	(395.0)	—	(471.7)	(459.7)	(12.0)
Treatment and refining charges	—	—	—	0.7	0.7	—
Total cash costs	$614.1	$614.1	$—	$783.5	$672.4	$111.1
AISC adjustments:
General and administrative expenses	85.9	85.9	—	79.4	72.0	7.4
Community costs in other operating expenses	6.4	6.4	—	5.2	5.2	—
Reclamation & remediation - accretion & amortization	20.1	20.1	—	25.6	22.6	3.0
Exploration capital expenditures	57.6	41.2	16.4	60.4	50.8	9.6
Exploration and evaluation expenses	15.1	9.6	5.5	10.3	5.1	5.2
Sustaining capital expenditures	149.3	149.3	—	166.7	141.5	25.2
Leases (IFRS 16 Adjustment)	20.3	20.3	—	21.1	19.9	1.2
Total AISC		$946.8			$989.5
Commercial GEO (ii)(iii)		876,520			990,005
Cost of sales excl. DDA per GEO sold		$701			$678
DDA per GEO sold		$451			$464
Total cost of sales per GEO sold		$1,151			$1,143
Cash costs per GEO sold		$701			$679
AISC per GEO sold		$1,080			$999

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Cash Cost & AISC Reconciliation - Operating Segments		For the three months ended December 31, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA (i)	$166.8	$53.4	$25.2	$33.8	$36.0	$18.2	$—
DDA (i)	112.5	41.5	13.6	25.4	16.9	12.5	2.6
Total cost of sales	$279.3	$95.0	$38.8	$59.2	$52.9	$30.7	$2.6
DDA	(112.5)	(41.5)	(13.6)	(25.4)	(16.9)	(12.5)	(2.6)
Treatment and refining charges	—	—	—	—	—	—	—
Total cash costs	$166.8	$53.4	$25.2	$33.8	$36.0	$18.2	$—
AISC adjustments:
General and administrative expenses	23.4	1.0	0.2	0.3	0.3	0.2	21.4
Community costs in other operating expenses	1.9	0.1	0.1	1.6	—	—	0.1
Reclamation & remediation - accretion & amortization	5.8	2.4	0.5	0.7	0.6	1.0	0.6
Exploration capital expenditures	21.0	—	2.0	3.5	4.7	1.8	9.0
Exploration and evaluation expenses	6.0	0.1	0.1	—	—	—	6.0
Sustaining capital expenditures	47.8	18.6	5.4	9.0	9.9	4.4	0.5
Leases (IFRS 16 Adjustment)	4.8	0.2	1.0	1.3	1.5	0.4	0.4
Total AISC		$75.7	$34.5	$50.2	$53.0	$26.1
GEO sold (ii)		84,348	42,789	44,101	51,738	23,979
Cost of sales excl. DDA per GEO sold		$634	$590	$768	$696	$760
DDA per GEO sold		$493	$317	$576	$327	$519
Total cost of sales per GEO sold		$1,126	$907	$1,343	$1,023	$1,279
Cash costs per GEO sold		$634	$590	$768	$696	$760
AISC per GEO sold		$898	$807	$1,139	$1,025	$1,087

Cash Cost & AISC Reconciliation - Operating Segments		For the three months ended December 31, 2019
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Other Mines & Non-Sustaining
Cost of sales excluding DDA (i)	$169.4	$53.1	$23.4	$37.0	$35.7	$19.8	$0.4
DDA (i)	119.0	34.9	12.0	29.5	31.8	8.8	2.0
Total cost of sales	$288.4	$88.0	$35.4	$66.5	$67.5	$28.6	$2.4
DDA	(119.0)	(34.9)	(12.0)	(29.5)	(31.8)	(8.8)	(2.0)
Treatment and refining charges	—	—	—	—	—	—	—
Total cash costs	$169.4	$53.1	$23.4	$37.0	$35.7	$19.8	$0.4
AISC adjustments:
General and administrative expenses	19.3	0.9	0.3	0.4	0.4	0.3	17.0
Community costs in other operating expenses	0.9	0.1	—	0.8	—	—	—
Reclamation & remediation - accretion & amortization	5.3	2.3	0.7	0.9	0.3	1.2	(0.1)
Exploration capital expenditures	13.9	0.1	2.7	3.8	2.8	2.3	2.2
Exploration and evaluation expenses	3.3	—	0.1	—	—	—	3.2
Sustaining capital expenditures	46.6	13.5	8.2	11.9	7.6	3.7	1.7
Leases (IFRS 16 Adjustment)	6.1	0.1	1.2	1.3	2.4	0.5	0.6
Total AISC		$70.1	$36.6	$56.0	$49.2	$27.8
GEO sold (ii)(iii)		84,673	44,293	45,690	63,552	19,696
Cost of sales excl. DDA per GEO sold		$627	$529	$811	$562	$1,005
DDA per GEO sold		$412	$270	$646	$500	$445
Total cost of sales per GEO sold		$1,039	$799	$1,456	$1,062	$1,450
Cash costs per GEO sold		$627	$529	$811	$562	$1,005
AISC per GEO sold		$828	$827	$1,228	$775	$1,411

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Cash Cost & AISC Reconciliation - Operating Segments		For the year ended December 31, 2020
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA (i)	$614.1	$185.4	$95.5	$115.8	$141.8	$75.6	$—
DDA (i)	395.0	133.4	52.6	86.1	69.6	44.2	9.1
Total cost of sales	$1,009.1	$318.8	$148.1	$201.8	$211.4	$119.8	$9.1
DDA	(395.0)	(133.4)	(52.6)	(86.1)	(69.6)	(44.2)	(9.1)
Treatment and refining charges	—	—	—	—	—	—	—
Total cash costs	$614.1	$185.4	$95.5	$115.8	$141.8	$75.6	$—
AISC adjustments:
General and administrative expenses	85.9	2.5	0.7	0.5	0.5	0.4	81.3
Community costs in other operating expenses	6.4	0.3	0.7	4.6	—	—	0.8
Reclamation & remediation - accretion & amortization	20.1	8.2	2.2	2.8	2.2	3.6	1.1
Exploration capital expenditures	57.6	—	6.0	12.6	15.9	7.0	16.1
Exploration and evaluation expenses	15.1	0.1	0.1	—	—	—	14.9
Sustaining capital expenditures	149.3	52.5	21.6	29.5	31.4	12.6	1.7
Leases (IFRS 16 Adjustment)	20.3	0.7	4.1	5.0	7.0	1.8	1.7
Total AISC		$249.7	$130.9	$170.7	$198.8	$101.1
Commercial GEO (ii)		264,198	175,561	133,358	215,667	87,735
Cost of sales excl. DDA per GEO sold		$702	$544	$868	$657	$862
DDA per GEO sold		$505	$300	$645	$323	$503
Total cost of sales per GEO sold		$1,207	$844	$1,513	$980	$1,366
Cash costs per GEO sold		$702	$544	$868	$657	$862
AISC per GEO sold		$945	$746	$1,280	$922	$1,152

Cash Cost & AISC Reconciliation - Operating Segments		For the year ended December 31, 2019
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Other Mines & Non-Sustaining
Cost of sales excluding DDA (i)	$782.8	$198.9	$94.9	$153.8	$153.4	$70.6	$111.2
DDA (i)	471.7	135.4	56.7	121.7	102.0	35.7	20.2
Total cost of sales	$1,254.4	$334.4	$151.6	$275.5	$255.4	$106.3	$131.4
DDA	(471.7)	(135.4)	(56.7)	(121.7)	(102.0)	(35.7)	(20.2)
Treatment and refining charges	13.0	—	—	0.7	—	—	12.3
Total cash costs	$795.8	$198.9	$94.9	$154.4	$153.4	$70.6	$123.5
AISC adjustments:
General and administrative expenses	79.4	3.5	1.1	0.6	0.7	0.5	73.0
Community costs in other operating expenses	5.2	0.3	0.2	4.2	—	—	0.5
Reclamation & remediation - accretion & amortization	25.6	9.0	3.4	3.5	2.1	4.6	3.0
Exploration capital expenditures	60.4	0.8	6.3	16.2	18.1	9.5	9.5
Exploration and evaluation expenses	10.3	0.2	0.2	—	—	—	9.9
Sustaining capital expenditures	166.7	45.1	24.5	23.5	30.8	13.1	29.7
Leases (IFRS 16 Adjustment)	21.1	0.5	4.7	4.2	6.8	2.3	2.6
Total AISC		$258.6	$135.3	$206.6	$211.9	$100.6
Commercial GEO (ii)(iii)		330,851	160,142	213,077	211,231	74,705
Cost of sales excl. DDA per GEO sold		$601	$593	$722	$726	$945
DDA per GEO sold		$409	$354	$571	$483	$478
Total cost of sales per GEO sold		$1,011	$947	$1,293	$1,209	$1,423
Cash costs per GEO sold		$601	$593	$725	$726	$945
AISC per GEO sold		$782	$845	$969	$1,003	$1,346
(i)Cost of sales excluding DDA includes the impact of the movement in inventory (non-cash item). Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 7: Segment Information to the Company's Consolidated Financial Statements. Other Mines include Chapada for the comparative period.
(ii)GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 76.82 and 88.86 for the three months and year ended December 31, 2020, respectively, and 85.54 and 86.02 for the three months and year ended December 31, 2019, respectively.
(iii)Comparative period GEO and gold figures exclude contributions from the Chapada mine, which was divested in July 2019. Sales figures for the three months and year ended December 31, 2019 exclude (161) and 49,578 ounces, respectively, net of quantity adjustments.

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NET DEBT

The Company uses the financial measure "net debt ", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. Cash related to the MARA Project is added back to the net debt calculation on the basis that the cash is specific to the MARA Project, and not available to the Company for the purposes of debt reduction.

When the cash and cash equivalent balance exceeds the total debt, the Company is in a "net cash" position. A reconciliation of net debt is provided below:

As at, (In millions of US Dollars)	December 31, 2020	December 31, 2019
Debt
Non-current portion	$993.8	$991.7
Current portion	—	56.2
Total debt	$993.8	$1,047.9
Less: Cash and cash equivalents	(651.2)	(158.8)
Add: Cash related to MARA	223.1	—
Net debt	$565.7	$889.1

NET FREE CASH FLOW

The Company uses the financial measure "net free cash flow", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. Net free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements and other cash flows not related to current period production, less non-discretionary items such as sustaining capital expenditures, interest paid, payment of lease liabilities, and cash used in other financing activities.

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars)	2020	2019	2020	2019
Cash flows from operating activities	$181.5	$201.7	$617.8	$521.8
Adjustments to operating cash flows:
Amortization of deferred revenue (i)	3.8	4.2	16.1	79.4
Temporary suspension and standby costs	2.2	—	18.4	—
Other incremental COVID-19 costs	7.0	—	22.1	—
Legal contingencies included in other cash payments	—	—	8.0	8.3
Non-discretionary items related to the current period
Sustaining capital expenditures	(47.8)	(46.6)	(149.2)	(166.7)
Interest paid	(21.3)	(22.8)	(54.9)	(84.4)
Payment of lease liabilities	(4.2)	(4.8)	(17.1)	(16.8)
Cash used in other financing activities	(2.3)	(8.5)	(5.5)	(20.1)
Net free cash flow	$118.9	$123.2	$455.7	$321.5
(i)Adjustments represent non-cash deferred revenue recognized in respect of metal sales agreements, the cash payments for which were received in previous periods and which were similarly reduced for comparability. Amounts are derived from the Consolidated Statements of Cash Flows and further details on current deferred revenue balances can be found in Note 27: Other Provisions and Liabilities to the Company's Consolidated Financial Statements.

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AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement its consolidated financial statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound. Reconciliations of average realized metal prices to revenue are provided below:

For the three months ended December 31,	2020				2019
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)
Gold (i)	213,439	oz	$1,875	$400.2	223,433	oz	$1,486	$332.0
Silver	2,563,166	oz	$24.02	61.6	2,935,673	oz	$17.55	51.5
Copper (i)	—	lbs	$—	—	182,567	lbs	$1.88	0.3
Revenue				$461.8				$383.8

For the three months ended December 31,	2020				2019
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold (i)	213,439	oz	$1,875	$400.2	223,433	oz	$1,484	$331.5

Silver	2,294,546	oz	$24.32	55.8	2,635,673	oz	$17.39	45.8
Silver subject to metal sales agreement (ii)	268,620	oz	$21.44	5.8	300,000	oz	$18.52	5.6
	2,563,166	oz	$24.02		2,935,673	oz	$17.50

Copper (i)	—	lbs	$—	—	16,085	lbs	$2.70	0.0
Copper subject to metal sales agreements (ii)	—	lbs	$—	—	166,482	lbs	$2.06	0.3
	—	lbs	$—		182,567	lbs	$2.11
Gross revenue				$461.8				$383.2
(Deduct) add:
Metal price, MTM, and derivative settlement adjustments				—				0.6
Revenue				$461.8				$383.8
(i)Includes payable gold and copper contained in concentrate from the Chapada mine in the comparative period.
(ii)Balances represent the metals sold under the metal sales agreements.

For the year ended December 31,	2020				2019
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)
Gold (i)	754,970	oz	$1,777	$1,341.8	911,708	oz	$1,392	$1,268.7
Silver	10,382,086	oz	$21.11	219.2	11,009,552	oz	$16.39	180.6
Copper (i)	—	lbs	$—	—	59,887,778	lbs	$2.72	162.9
Revenue				$1,561.0				$1,612.2

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For the year ended December 31,	2020				2019
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold (i)	754,970	oz	$1,777	$1,341.8	911,708	oz	$1,387	$1264.6

Silver	9,380,951	oz	$21.04	197.4	10,165,352	oz	$16.11	163.8
Silver subject to metal sales agreement (ii)	1,001,135	oz	$19.91	19.9	844,200	oz	$18.05	15.2
	10,382,086	oz	$20.93		11,009,552	oz	$16.26

Copper (i)	—	lbs	$—	—	37,157,312	lbs	$2.83	105.1
Copper subject to metal sales agreements (ii)	—	lbs	$—	—	22,730,466	lbs	$2.91	66.2
	—	lbs	$—		59,887,778	lbs	$2.86
Gross revenue				$1,559.1				$1,614.9
(Deduct) add:
Treatment and refining charges of gold and copper concentrate				—				(13.0)
Metal price, MTM, and derivative settlement adjustments				—				10.3
Deferred revenue adjustment (iii)				1.9				—
Revenue				$1,561.0				$1,612.2
(i)Includes payable gold and copper contained in concentrate.
(ii)Balances represent the metals sold under the metal sales agreements and the advanced copper sales program.
(iii)Consideration from the Company's metal sales agreement is considered variable. Revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the agreement changes. During the three months ended March 31, 2020, the Company recognized an adjustment to revenue and finance costs due to a change in the Company's reserve and resource estimates, and therefore, the number of ounces expected to be delivered under the life of the agreement.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the consolidated financial statements as contemplated in IAS 1: Presentation of Financial Statements:

•Gross margin excluding depletion, depreciation and amortization - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
•Mine operating earnings/loss - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization, depletion, depreciation and amortization, temporary suspension, standby and other incremental COVID-19 costs, and net impairment write-downs/reversals.
•Operating earnings/loss - represents the amount of earnings/loss before net finance costs, other income/costs and income tax expense/recovery. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance costs and other income/costs are not classified as expenses directly attributable to mining operations.
•Cash flows from operating activities before income taxes paid and net change in working capital - excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
•Cash flows from operating activities before net change in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company believes that this presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost items (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the
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Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

13.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management, with the participation of its President and Chief Executive Officer, and Senior Vice President, Finance and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, have concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was effective. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2020.

CHANGES IN INTERNAL CONTROLS

During the year ended December 31, 2020, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2020, and December 31, 2019, and results of operations for the periods ended December 31, 2020, and December 31, 2019.

This Management’s Discussion and Analysis has been prepared as of February 11, 2021. The consolidated financial statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2020 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the most recent Annual Information Form for the year ended December 31, 2019 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2019 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.
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There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier, P. Geo (Senior Director, Geology and Mineral Resources). Sébastien Bernier, P. Geo is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2019 and other continuous disclosure documents filed by the Company since January 1, 2020 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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